

SUN HUNG KAI PROPERTIES LIMITED

2008/09 Annual Report



Stock Code: 16



The Group's International Commerce Centre and International Finance Centre
standing on opposite shores form a magnificent **gateway to Victoria Harbour**.

These two gleaming icons have come to redefine the city
and symbolize the Group's commitment to building a better Hong Kong.





Sun Hung Kai Properties

Annual Report 2008/09

SUN HUNG KAI PROPERTIES LIMITED
Annual Report 2008/09

Content

Board of Directors and Committees

Board of Directors

Chairman	Kwong Siu-hing *(Non-Executive Director)*
Executive Directors	Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)* Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)* Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Yick-kam, Michael Wong Chik-wing, Mike Chan Kwok-wai, Patrick *(Chief Financial Officer)*
Non-Executive Directors	Lee Shau-kee *(Vice Chairman)* Kwok Ping-sheung, Walter Woo Po-shing Kwan Cheuk-yin, William Lo Chiu-chun, Clement Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*
Independent Non-Executive Directors	Yip Dicky Peter Wong Yue-chim, Richard Cheung Kin-tung, Marvin Li Ka-cheung, Eric

Committees

Audit Committee	Cheung Kin-tung, Marvin* Yip Dicky Peter Li Ka-cheung, Eric
Remuneration Committee	Wong Yue-chim, Richard* Lo Chiu-chun, Clement Li Ka-cheung, Eric
Nomination Committee	Wong Yue-chim, Richard* Kwan Cheuk-yin, William Yip Dicky Peter
Executive Committee	Kwok Ping-kwong, Thomas Kwok Ping-luen, Raymond Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Yick-kam, Michael Wong Chik-wing, Mike Chan Kwok-wai, Patrick

* *Committee Chairman*

Corporate and Shareholders' Information

Corporate Information

Company Secretary

Yung Sheung-tat, Sandy

Auditors

Deloitte Touche Tohmatsu

Registered Office

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone: (852) 2827 8111
Facsimile : (852) 2827 2862
Website : www.shkp.com
E-mail : shkp@shkp.com

Registrars

Computershare Hong Kong Investor Services Limited
Shops Nos. 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Solicitors

Woo, Kwan, Lee & Lo
JSM
Winston Chu & Company

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
The Bank of Tokyo — Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
Industrial and Commercial Bank of China
Mizuho Corporate Bank, Ltd.
BNP Paribas
Hang Seng Bank Limited
Bank of Communications
The Bank of East Asia, Limited

Shareholders' Information

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts (ADR).

Stock Code

The Stock Exchange of Hong Kong	: 16
Bloomberg	: 16 HK Equity
Reuters	: 0016.HK
Trading Symbol for ADR	: SUHJY
CUSIP	: 86676H302

Investor Relations

Telephone	: (852) 2828 8764
Facsimile	: (852) 2827 0676
E-mail	: ir@shkp.com

Financial Calendar

Financial Calendar for 2008/09

Interim results announcement	11 March 2009
Interim dividend paid	6 April 2009
Annual results announcement	15 September 2009
Closure of register of members	26 November 2009 – 3 December 2009 (both days inclusive)
Annual general meeting	3 December 2009
Final dividend payable	7 December 2009

Choice of language or means of receipt of corporate communications

This annual report is now available in printed form and on the website of the Company.

If shareholders who have received or chosen to receive this annual report by electronic means and
(i) wish to receive a printed copy; or
(ii) for any reason have difficulty in receiving or gaining access to this report on the Company's website,
they may obtain a printed copy free of charge by sending a request to the Company's Registrars by email at shkp@computershare.com.hk or by post to Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

For shareholders who wish to change their choice of language or means of receipt of the Company's future corporate communications, free of charge, they could at any time notify the Company's Registrars by email or by post.

Financial Highlights and Land Bank

For the year ended 30 June	**2009**	2008	Change (%)
Financial Highlights (HK$ million)			
Revenue	**34,234**	24,471	+39.9
Profit attributable to the Company's shareholders			
– Reported	**10,356**	27,602	-62.5
– Underlying[1]	**12,415**	12,186	+1.9
Gross rental income[2]	**9,763**	8,262	+18.2
Net rental income[2]	**7,271**	5,992	+21.3
Financial Ratios			
Net debt to shareholders' funds (%)	**15.2**	15.3	-0.1[3]
Dividend payout (%)	**51.7**	52.1	-0.4[3]
Financial Information per Share (HK$)			
Earnings per share for profit attributable to the Company's shareholders			
– Reported	**4.04**	10.87	-62.8
– Underlying	**4.84**	4.80	+0.8
Dividends			
– Interim dividend	**0.80**	0.80	—
– Final dividend	**1.70**	1.70	—
– Full-Year	**2.50**	2.50	—
Shareholders' funds	**86.69**	85.51	+1.4
Land Bank in Hong Kong (gross floor area in million square feet)			
Properties under development[4]	**15.9**	17.4	-8.6
Completed investment properties	**26.0**	25.6	+1.6
Total	**41.9**	43.0	-2.6
Land Bank on the mainland (gross floor area in million square feet)[5]			
Properties under development	**52.3**	53.0	-1.3
Completed investment properties	**3.0**	3.0	—
Total	**55.3**	56.0	-1.3

Notes:

1. *Underlying profit attributable to the Company's shareholders excluded the effect of fair value change on investment properties*
2. *Including contributions from jointly-controlled entities and associates*
3. *Change in percentage points, dividend payout based upon underlying profit*
4. *Excluding over 24 million square feet of agricultural land in terms of site area*
5. *Figures for 2008 are updated to September*

Underlying Earnings and Dividends per Share*


HK$
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.27
4.34
4.61
4.80
4.84
2.20
2.20
2.30
2.50
2.50
FY
2005^
2006
2007
2008
2009
Dividend
Underlying Earnings
* Based upon underlying earnings
^ Adoption of new HKFRS from 2006 with 2005 restated

Shareholders' Funds per Share


HK$
98
94
90
86
82
78
74
70
66
62
58
59.94
67.25
74.43
85.51
86.69
FY
2005^
2006
2007
2008
2009

Net Debt to Shareholders' Funds Ratio


%
20
19
18
17
16
15
14
13
12
11
11.5
13.4
14.0
15.3
15.2
FY
2005^
2006
2007
2008
2009

^Adoption of new HKFRS from 2006 with 2005 restated

Land Bank in Hong Kong

million square feet


60
50
40
30
20
10
0
41.9
40.8
43.5
43.0
41.9
FY 2005
2006
2007
2008
2009

Land Bank on the mainland

million square feet


60
50
40
30
20
10
0
8.5
19.8
45.8
56.0
55.3
FY 2005
2006
2007
2008#
2009

Updated to September 2008 | Properties Under Development | Completed Investment Properties

Group Financial Summary

Key Financial Information and Ratios					(Restated)[1]
Financial year	**2009**	2008	2007	2006	2005
	HK$	HK$	HK$	HK$	HK$
Reported earnings per share	**4.04**	10.87	8.52	8.23	7.45
Underlying earnings per share	**4.84**	4.80	4.61	4.34	4.27
Dividends per share	**2.50**	2.50	2.30	2.20	2.20
Shareholders' funds at book value per share	**86.69**	85.51	74.43	67.25	59.94
Net debt to shareholders' funds (%) Net debt / Shareholders' funds	**15.2**	15.3	14.0	13.4	11.5
Interest cover (times) Operating profit before change in fair value of investment properties / Net interest expenses before capitalization	**13.6**	7.6	9.2	9.9	20.1

Key Profit and Loss Account Items					
For the year ended 30 June	**2009**	2008	2007	2006	2005
	HK$M	HK$M	HK$M	HK$M	HK$M
Revenue	**34,234**	24,471	30,994	25,598	22,945
Operating profit before change in fair value of investment properties	**13,896**	10,728	11,562	12,314	8,209
Operating profit after change in fair value of investment properties	**11,242**	22,934	20,466	21,424	16,348
Profit attributable to the Company's shareholders	**10,356**	27,602	21,226	19,850	17,900
Underlying profit attributable to the Company's shareholders[3]	**12,415**	12,186	11,495	10,468	10,262

Key Balance Sheet Items					
As at 30 June	**2009**	2008	2007	2006	2005
	HK$M	HK$M	HK$M	HK$M	HK$M
Investment properties and fixed assets[2]	**180,205**	175,610	151,995	129,024	111,082
Associates and jointly controlled entities	**28,842**	31,193	23,098	24,046	20,939
Other financial assets and loans (Non-current)	**3,418**	5,259	7,417	4,776	7,549
Intangible assets[2]	**4,647**	4,971	5,258	5,514	5,783
Net current assets	**68,615**	64,888	50,667	48,854	34,237
Non-current liabilities	**(58,807)**	(57,864)	(49,940)	(41,667)	(33,500)
Net assets	**226,920**	224,057	188,495	170,547	146,090
Share capital	**1,282**	1,282	1,246	1,246	1,201
Share premium and reserves	**220,986**	217,968	184,230	166,283	142,722
Shareholders' funds	**222,268**	219,250	185,476	167,529	143,923
Minority interests	**4,652**	4,807	3,019	3,018	2,167
Total Equity	**226,920**	224,057	188,495	170,547	146,090

Notes:

1. *With effect from 1 July 2005, the Group has adopted the new/revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by Hong Kong Institute of Certified Public Accountants which are effective for accounting periods beginning on or after 1 January 2005. Figures for the year 2005 have been restated for comparison purposes.*
2. *Figures of fixed assets and intangible assets for the years 2005 to 2008 have been restated to reflect the Group's adoption of HK(IFRIC)-12 "Service Concession Arrangements".*
3. *Underlying profit attributable to the Company's shareholders excluded the effect of fair value changes on investment properties.*

Corporate Structure



SUN HUNG KAI PROPERTIES*
As at 30 June 2009
HONG KONG
MAINLAND CHINA
Property Development P.22
Property Investment P.36
Property Related Businesses P.64
Telecoms & Information Technology P.71
Transportation, Infrastructure & Logistics P.72
Property Development P.46
Property Investment P.60
• 11.6 million sq.ft. under development
• Over 24.0 million sq.ft. of agricultural land (site area)
• 26.0 million sq.ft. completed investment properties
• 4.3 million sq.ft. under development
Hotels
Property Management
Construction
Financial Services
Insurance
SmarTone* 64.1%
SUNeVision* 84.6%
Transport International* 33.3%
RoadShow* 25.6%
Wilson Group 100%
Route 3 (CPS) 70%
Air Transport & Logistics Business
Port Business
52.3 million sq.ft. under development
3.0 million sq.ft. completed investment properties

* Listed in Hong Kong



The Latitude in Kowloon East will have the finest construction and diverse interior layouts.



Peak One in Sha Tin will feature deluxe facilities and spacious layout.

Chairman's Statement

I am pleased to present my report to the shareholders.

Results

The Group's underlying profit attributable to the Company's shareholders for the year ended 30 June 2009, excluding the effect of fair-value changes on investment properties, was HK$12,415 million, an increase of two per cent from last year. Underlying earnings per share were HK$4.84, an increase of one per cent from last year.

Reported profit attributable to the Company's shareholders was HK$10,356 million, compared to HK$27,602 million last year. Earnings per share were HK$4.04, a decrease of 63 per cent from last year. The reported profit for the year included a revaluation deficit (net of deferred taxation) on investment properties of HK$2,014 million compared to a revaluation gain (net of deferred taxation) of HK$15,851 million last year.

Dividend

The directors have recommended the payment of a final dividend of HK$1.70 per share for the year ended 30 June 2009. Together with the interim dividend of HK$0.80 per share, the total dividend for the full year will be HK$2.50; the same as that of last year.



The Cullinan at Kowloon Station redefines luxury living and appeals to buyers from all over the world.



Lake Dragon is a low-density development in a scenic resort area in Guangzhou. The first phase sold well.



La Grove in Yuen Long with its modern classic design is popular with young homebuyers.



Lime Habitat in Island East is a boutique residence with top architecture and full amenities. All units are sold.

Property Sales

Revenue from property sales for the year as recorded in the accounts, including revenue from joint-venture projects, was HK$16,993 million, an increase of 48 per cent over last year. The Group sold or pre-sold an attributable HK$25,674 million worth of properties in the year under review, an increase of 81 per cent from last year's HK$14,151 million. Sales of Hong Kong properties amounted to HK$22,491 million, mostly from new projects including The Cullinan at Kowloon Station, The Latitude in Kowloon, Peak One in Sha Tin, La Grove in Yuen Long and Lime Habitat in North Point on Hong Kong Island. The remaining HK$3,183 million was from mainland properties, which mainly included Lake Dragon and The Arch in Guangzhou, MIXC Residence in Hangzhou and Taihu International Community in Wuxi.

Property Business – Hong Kong

Land Bank

The Group's total land bank in Hong Kong amounted to 41.9 million square feet in June 2009, comprising 26 million square feet of completed investment properties and 15.9 million square feet of properties under development. The Group also holds more than 24 million square feet of agricultural land in terms of site area. Most of the agricultural land is along existing or planned rail lines in the New Territories and is in the process of land use conversion. The Group will replenish its development land bank through various means when appropriate opportunities arise.

Property Development

The residential market in Hong Kong has been doing well since the beginning of this year, both in terms of prices and volume. This is notwithstanding macro-economic uncertainty and worsened job market conditions. Banks were more willing to offer mortgage financing on attractive terms, homebuyers gained confidence, more mainlanders purchased luxury homes and the profile of buyers became more diverse.

The Group made extra efforts to get new projects ready for pre-sale, providing greater flexibility in the timing of marketing. It took advantage of its high brand recognition and premium pricing to achieve better development margins and returns.



Taihu International Community in Wuxi is in a tranquil environment. It set a new sales record for Wuxi in the first half of 2009.



IFC in Central remains popular among large corporations and multinationals.

In an increasingly competitive property market, the Group remained focused on satisfying buyers' evolving needs and preferences with premium residences that offer efficient layouts, optimal designs and comprehensive clubhouse facilities. The Group constantly sets new standards of luxury with residences such as The Cullinan at Kowloon Station, strengthening its leading position in the market.

The Group completed six projects with 1.8 million square feet of attributable gross floor area in Hong Kong during the year. International Commerce Centre (ICC) is being retained as a long-term investment.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Peak One Phases 1 and 2	Sha Tin Town Lots 421 and 438	Residential	100	658,000
La Grove	83 Shap Pat Heung Road, Lung Tin Tsuen, Yuen Long	Residential	100	358,000
Park Island Phase 6	8 Pak Lai Road, Ma Wan	Residential	Joint Venture	80,000
One Hyde Park	328 Kung Um Road, Pak Sha Tsuen, Yuen Long	Residential	100	49,000
La Grande Vineyard	23 Ngau Tam Mei Road, Yuen Long	Residential	100	48,000
ICC Phase 2	1 Austin Road West, Kowloon	Office	Joint Venture	622,000
Total				**1,815,000**



Leasing of KCC in West Kowloon is going well, with many large multinationals having committed to leasing.



ICC at Kowloon Station is a new business hub in the city with convenient transport connections.

Property Investment

The Group's gross rental income, including contributions from joint-venture projects, increased by 18 per cent to HK$9,763 million. Net rental income increased by 21 per cent to HK$7,271 million.

Overall rental income growth was driven by continuous positive rental reversions and increased contributions from projects including the first phase of ICC, The HarbourView Place and Millennium City 6. The leasing market was slow for most of the year under review, but it has shown signs of stabilizing in recent months. The Group's leasing strategy focused on maintaining occupancy in its rental portfolio, and it managed to achieve 93 per cent.

The Group's Kowloon Station project is in a transport core with links to Central, the airport, and the mainland in the future. ICC is complemented by facilities including The HarbourView Place serviced suites, stylish Elements shopping mall and two hotels: the sophisticated W Hong Kong that opened in the third quarter of 2008 and the luxury Ritz-Carlton that will be completed in 2010. The entire project is scheduled for completion in 2010 and about 90 per cent of the office space is already leased or pre-leased.

The new 600,000-square-foot Kowloon Commerce Centre (KCC) is another premium regional office project in West Kowloon. Leasing of the project is progressing well with many large multinationals already committed to taking space and some tenants have started moving in.

Occupancy of the Group's major malls such as New Town Plaza, APM and IFC mall remained high and they are popular with locals and tourists despite weaker retail sales in the last few months. Regular promotional campaigns and refinements to tenant mixes draw shoppers and boost tenants' business. The renovated WTC More in Causeway Bay and Tsuen Wan Plaza offer shoppers fresh retail experiences.

The HarbourView Place deluxe serviced suites at Kowloon Station are popular and most are leased. The prime location and top-quality service appeal to guests from all over the world.



Shanghai IFC in the new Lujiazui financial centre will become a landmark in the city.



The MIXC Residence in Hangzhou is in the Qianjiang New City central business area with easy accessibility via an extensive transport network.

Property Business — Mainland and Singapore

Land Bank

The Group's mainland land bank amounted to an attributable 55.3 million square feet in June 2009. Over 70 per cent of the 52.3 million square feet of properties under development will be high-end residences and serviced apartments. The rest will be top-grade offices, shopping malls and premium hotels. The remaining three million square feet of completed investment properties, mainly offices and shopping centres in prime locations in Shanghai and Beijing, are being held for rent.

Property Development

The residential markets on the mainland have recovered significantly in terms of prices and volume since early this year. This came after a monetary easing and support measures for the property sector were introduced late last year. The mortgage credit tightening as to second homes in selected cities has yet to reverse the price uptrend, although transaction volumes showed some signs of moderating in major cities.

The Group took advantage of the rising market by pre-selling projects in Guangzhou and Chengdu. Sales of the Guangzhou projects were encouraging as their outstanding quality was recognized in the market. The Group has also established its brand in Guangzhou, achieving premium pricing. The Lake Dragon project in a scenic resort area at Huadu in Guangzhou proved popular with buyers for its superior quality and design, and the first batch of houses to go on the market sold quickly.

Construction has begun on a 1.7-million-square-foot luxury residential development at Wei Fong in Shanghai, which will bring a world-class standard of luxury living to the city. Other residential projects under development are progressing as planned.



Shanghai ICC in the busiest commercial area of Puxi will include a distinctive shopping mall, premium offices and luxury residences.


Cartier

ION Orchard is a world-class shopping mall in a prime location on the Orchard Road shopping belt in Singapore. It offers diverse trade mix and leading international brands.

Property Investment

The Group's mainland rental portfolio performed well last year. Occupancy of the Shanghai Central Plaza offices remained high at 97 per cent. The many international retailers in the revamped Beijing APM mall have made it a major shopping and entertainment destination in the capital.

Other major mainland projects are on schedule. Shanghai IFC in the city's new Lujiazui financial centre is progressing smoothly. The project is in a premium location with exceptional transport connections and will include offices, a shopping mall and hotel with a total of over four million square feet. Tower I of the twin office buildings was finished in July 2009 and will house HSBC China's headquarters occupying 22 floors. Although the rental market in Shanghai remains slow, leasing of the remaining floors of Tower I is going well, with the substantial majority of the space let. The first phase of the retail mall and Ritz-Carlton hotel will open in the middle of 2010 and the entire development is scheduled for completion by the first half of 2011. Shanghai IFC Mall will house numerous flagships of top international luxury brands and specialty restaurants, and will be one of the Group's most significant retail projects on the mainland. Preliminary marketing of the mall has been encouraging, with world-renowned retailers negotiating for space.

Construction of another top-quality integrated development – Shanghai International Commerce Centre (Shanghai ICC) on Huai Hai Zhong Road – is under way. It is in the busiest commercial area of Puxi and will be linked to a new mass transit station at the interchange of three transit lines. There will be about three million square feet of total floor area, including a distinctive shopping mall, premium offices and luxury residences. The project will be completed in phases from the second half of 2010. Marketing of the retail space has started and the response has been positive.

ION Orchard is a world-class shopping mall in a prime location at the gateway of the Orchard Road shopping belt in Singapore. It had a soft opening in July 2009 and the grand opening will be held in October this year. The mall has over 900,000 square feet of gross floor area and a distinctive external façade. Occupancy is high at 96 per cent. The mall's innovative retail concept and diversified trade mix with leading international outlets and brands are very popular with shoppers. The Group has a 50 per cent interest in the project.



W Hong Kong at Kowloon Station is filled with modern ambience with a collection of art pieces from all over the world.



The luxury Ritz-Carlton hotel will occupy top floors of ICC at Kowloon Station when it is completed in 2010.

Other Businesses

Hotel

The hotel industry faced a challenging environment for most of the year. Occupancy of the Four Seasons was affected as top-quality hotels were hit by fewer business travellers since late 2008. Other segments of the market were more resilient, though modestly affected by swine flu in the past few months. The Group's Royal Garden, Royal Plaza, Royal Park and Royal View hotels maintained high average occupancy of 90 per cent during the year. The sophisticated W Hong Kong hotel at Kowloon Station has been operating smoothly since it opened in the third quarter of 2008.

In the longer term, Hong Kong will continue to benefit from its status as a major financial and business hub in Asia, as well as a popular destination for leisure travellers. The Group is developing new hotels in Hong Kong, including a luxury Ritz-Carlton at Kowloon Station that will be completed in 2010 and two hotels above the Tseung Kwan O MTR station.

Telecommunications and Information Technology

SmarTone

Intense price competition and the global economic slowdown resulted in a notable decline in profit for SmarTone during the year. The company made further progress in expanding into the fixed-line market by launching wireless fixed broadband services for both home and business. SmarTone acquired additional spectrum in the 1800 MHz frequency band through an auction in June 2009 for future implementation of 4G LTE on 1800 MHz. The company's compelling and differentiated service propositions, superior network performance and a strong financial position enable it to meet customers' total communications needs and explore new revenue streams. The Group remains confident in the prospects for SmarTone and will continue to hold the company as a long-term strategic investment.

SUNeVision

SUNeVision improved further in revenue and operating profitability during the year. iAdvantage further strengthened its position in the carrier-neutral data centre market in Hong Kong and achieved good occupancy. SUNeVision will build on its solid financial position to further develop its core businesses in the coming year.



SmarTone continues to introduce various new services for subscribers.



Transport International Holdings is committed to premium service.

Transportation and Infrastructure

Transport International Holdings

The franchised bus operation of Transport International Holdings (TIH) saw a decrease in ridership in the first half of 2009 as a result of intensifying competition from the railways, higher unemployment rates and the economic downturn. The sale of residential units at Manhattan Hill is virtually complete and a new 'Manhattan Mid-town' shopping mall with 50,000 square feet of floor area began producing rental income in the second quarter of 2009. The TIH subsidiary RoadShow Holdings achieved satisfactory results from its media sales business.

Other Infrastructure Businesses

Businesses at both the River Trade Terminal and the Air Freight Forwarding Centre have been relatively resilient, despite the downturn in global trade. The Wilson Group also turned in a good performance. Traffic and revenue on the Route 3 (Country Park Section) remained steady. All the Group's infrastructure projects are in Hong Kong and they constitute valuable investments for the long term.

Corporate Finance

The Group's strong financial position is demonstrated by its low gearing and high multiple of interest coverage. Net debt to shareholders' funds was a low 15.2 per cent as at 30 June 2009. This and over HK$10,000 million in cash from Hong Kong property sales to be received before the middle of 2010 will further strengthen the Group's financial position for long-term development.

There were very positive responses to the Group's funding arrangements, including RMB bank loans on the mainland. The Group was able to renew its bank lines and acquire a large amount of new facilities at favourable terms despite market volatility last year. As a result, the Group continued to maintain substantial stand-by banking facilities on a committed basis to meet its business requirements. The Group issued some HK$2,938 million in three-to-ten year bonds under its Euro Medium Term Note programme since January this year, to extend its debt maturities and funding sources.

The overwhelming majority of the Group's borrowings are denominated in Hong Kong dollars, meaning that they carry little foreign exchange risk. Conforming to its conservative financial policy, the Group has not entered into any derivative or structured-product transactions for speculative purposes.

The Group has consistently maintained its high credit ratings – an A1 rating and stable outlook from Moody's and an A rating and stable outlook from Standard & Poor's. These are the highest ratings among local developers, reflecting the Group's robust financial position.


新地會 愛家知音人
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新鴻基地產
The SHKP Club stages popular events and activities to promote family harmony.


Sun
Hung
Kai
Properties
The Group offers innovative Home Convenience Service to satisfy residents' needs.

Customer Service

The Group cares about what its customers want and it uses different channels to gather opinions and follow shifts in market preferences. Customer feedback enables the Group to continually improve its service and provide the products that best suit customer needs.

Property management subsidiaries Hong Yip and Kai Shing provide top-notch, caring service designed to cater to residents' needs. They regularly review service standards and have won many awards. Special initiatives like concierges in office developments and customer care ambassadors in shopping malls are praised by tenants and shoppers. The companies have landscape specialists who regularly upgrade the environments in residential and commercial buildings to provide the most comfortable surroundings. Kai Shing and Hong Yip also provide premium service in the Group's mainland developments, and these efforts have earned substantial praise.

The SHKP Club was established to provide a channel for two-way communication with the market. It now has over 290,000 members. The Club offers members a range of property-related benefits, shopping privileges and leisure and recreational activities. It staged an 'Understand Your Loved Ones' campaign recently with talks, workshops and activities to promote family harmony.

Corporate Governance

The Group is dedicated to ensuring high standards of corporate governance in all aspects of its businesses and maintaining effective accountability mechanisms through an effective board of directors, prompt disclosure of information and a proactive investor relations approach.

The board directs and oversees the Group's strategies. The Group has Audit, Remuneration and Nomination committees in place to ensure good governance and adequate internal controls. In addition, an Executive Committee consisting of all executive directors meets regularly to decide on key business issues and policies. All these ensure that the Group's businesses are run efficiently and its assets and shareholders' interests are safeguarded.



The City Art Square in Sha Tin built by the Group is widely praised for art promotion. Chairman Madam Kwong Siu-hing (fourth right) and Vice Chairman and Managing Director Thomas Kwok (third right) attended an activity of the Square.


新鴻基地產
年輕作家創作比賽
新地開心閱讀

Vice Chairman and Managing Director Raymond Kwok (front, fourth left) with winners of the Young Writers' Debut Competition, guests and judges.

The ongoing efforts in corporate governance have won the Group widespread international recognition. Awards received during the year include Best Company for Corporate Governance and Best Company for Investor Relations in Hong Kong and Asia from *Asiamoney* magazine and awards for Best Managed Company (property) in Asia from *Euromoney* magazine. It also won Best for Corporate Governance in Asia from *Corporate Governance Asia* magazine for the fourth year running and was ranked first among the Best Shareholder Friendly Companies in the property sector by *Institutional Investor* for the second year in a row. The Group will continue its efforts to stay at the forefront of best corporate governance practices.

Corporate Social Responsibility

The Group is committed to corporate social responsibility and it supports a wide range of charitable, environmental and educational initiatives. It follows green policies in the design, construction and management of developments and encourages environmental awareness among its staff, residents and the public. These efforts have gained community recognition for the Group and its subsidiaries, including numerous honours in the Hong Kong Awards for Environmental Excellence. The Group also applies green practices in its mainland developments, and some have won international recognition.

The SHKP Book Club stimulates interest in reading with initiatives including competitions, seminars, a free magazine, sponsoring children from low-income families to visit the Hong Kong Book Fair and more. The Group continues to provide scholarships for talented students in Hong Kong and on the mainland.

The completion of Noah's Ark at Ma Wan Park as a new educational and tourist attraction demonstrates the Group's commitment to corporate social responsibility and fostering a caring community. The new attraction promotes love of life, family and the planet, and reinforces core community values. The Group sponsored visits to the Ark for over 10,000 of the less fortunate in Hong Kong in the months before its official opening in May this year.

The Group values its staff as its most important asset. It continues to recruit top graduates from local and mainland universities, and it provides comprehensive training to staff at all levels to help them realize their potential. It also encourages staff to become involved in community service, and its volunteer team has been widely recognized for the much-needed help it provides to the needy.



Aria on Kowloon Peak has stylish architecture and luxurious facilities.

Prospects

Global economic conditions are likely to improve in the times ahead, thanks to strong policy responses by various governments including massive fiscal spending and aggressive monetary easing. However, the pace and sustainability of the global economic recovery remain uncertain on the back of an unwillingness to spend on the part of consumers and businesses, as well as banks' cautious attitudes.

The mainland economy is expected to maintain a reasonable level of growth in the year ahead due to strong macro stimulus measures by the Central government since the start of the year. Ongoing economic integration between Hong Kong and the mainland, particularly the Pearl River Delta, should offer more business opportunities for Hong Kong companies. These and an environment of continued high liquidity and close-to-zero interest rates will bolster Hong Kong's economy.

It is expected that Hong Kong's residential market will remain resilient with its strong underlying fundamentals, despite challenging external and domestic economic conditions. Affordability for homebuyers is relatively strong by historical standards and mortgage interest rates are at a historic low and attractive relative to rental yields. An increase in purchases by mainlanders is also supporting the demand for residential property in Hong Kong. These factors coupled with low levels of new residential supply in the coming years mean promising prospects for the market.

The Group will continue to strengthen its property development business in Hong Kong by adding new residential sites to its land bank through various means, particularly the conversion of agricultural land to residential sites. The Group will enhance its competitiveness and leading position by meeting homebuyers' needs with high-quality products that feature modern designs, efficient layouts and comprehensive facilities, as well as premium service.

The demand for commercial properties including office and retail space for lease is expected to remain relatively slow, given the uncertain macro-economic outlook. The Group will focus on maintaining high occupancy in its rental portfolio in the current environment. It will continue refurbishing its shopping malls and office buildings regularly to meet the rising expectations of tenants and stay ahead of the market. More promotions will be staged to attract additional traffic flow and consumer spending in the Group's malls. In the long term, the Group will continue reviewing and optimizing its rental portfolio.

The Group will maintain a selective and focused investment strategy for mainland business. Major cities including Beijing, Shanghai, Guangzhou and Shenzhen are the preferred choices. With promising prospects for the mainland economy and property markets, the Group will continue looking for good investment opportunities. With the completion of Shanghai IFC and continued sales of residential projects, earnings from the mainland businesses are expected to rise over time.

Major residential projects in Hong Kong to go on sale in the next nine months include Aria in Kowloon, Ap Lei Chau Inland Lot 129 in Island South, Tuen Mun Town Lot 465 and Park Island Phase 6 on Ma Wan. Barring unforeseen circumstances, the results for the coming financial year are expected to be satisfactory.

Directors and Appreciation

Eric Li Ka-cheung was re-designated as an Independent Non-executive Director on 19 March 2009. Dr Li became a Non-Executive Director in May 2005 and he is currently a member of the Group's Audit and Remuneration committees. He will continue to contribute to the Group's development in his new role with his extensive knowledge of accounting and finance.

Michael Wong Yick-kam will retire as an Executive Director and become a Non-executive Director on 1 January 2010. Mr Wong has been with the Group for 28 years. He has helped establish the Group's premium brand and market leadership, and contributed to its high standards of corporate governance and corporate social responsibility. I would like to take this opportunity to express my sincere gratitude to Mr Wong for his invaluable contributions to the Group's development.

Patrick Chan Kwok-wai was appointed an Executive Director and Chief Financial Officer with effect from 8 July 2009. Mr Chan is highly proficient in financial planning and management, and the board believes that his extensive knowledge and experience will be beneficial to the Group's future development.

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwong Siu-hing
Chairman

Hong Kong, 15 September 2009



Review of Operations



Property Sales

The Group sold or pre-sold an attributable HK$25,674 million worth of properties in the year under review, an increase of 81 per cent from last year's HK$14,151 million. A number of projects in Hong Kong and on the mainland were put on the market over the past year and produced highly encouraging sales.

Proceeds from Hong Kong property sales amounted to HK$22,491 million, mostly from new projects such as The Cullinan at Kowloon Station, The Latitude in Kowloon, Peak One in Sha Tin, La Grove in Yuen Long and Lime Habitat in North Point on Hong Kong Island. The remaining HK$3,183 million was from mainland properties, which mainly included Lake Dragon and The Arch in Guangzhou, MIXC Residence in Hangzhou and Taihu International Community in Wuxi.

The Group will continue offering new projects for sale as planned. Major residential projects in Hong Kong to go on sale in the next nine months include Aria in Kowloon, Ap Lei Chau Inland Lot 129 in Island South, Tuen Mun Town Lot 465 and Park Island Phase 6 on Ma Wan.


COSCO

Hong Kong Property Business

Highlights

- Diverse Hong Kong land bank of 41.9 million square feet by gross floor area, plus over 24 million square feet of agricultural land reserves by site area
- Completed 1.8 million square feet of properties, of which 1.2 million square feet is residential properties for sale
- Investment property portfolio 93 per cent occupied
- Net rental income up 21 per cent to HK$7,271 million

Land Bank

Hong Kong Land Bank Composition

(41.9 million square feet in attributable gross floor area as at 30 June 2009)



By Usage
6%
15%
6%
11%
62%
Residential
Shopping Centre
Office
Hotel
Industrial/Office
By Usage
4%
14%
37%
9%
36%
Properties Under Development
15.9 million sq.ft.
By Location
57%
38%
5%
Hong Kong Island
Kowloon
New Territories
38%
62%
Completed Investment Properties
26.0 million sq.ft.
By Location
40%
36%
24%
Hong Kong Island
Kowloon
New Territories

The Group's Hong Kong land bank amounted to 41.9 million square feet in June 2009, as compared to 43 million square feet last year. This consisted of 15.9 million square feet of properties under development and 26 million square feet of completed investment properties.

The Group also owns over 24 million square feet of agricultural land in terms of site area in the New Territories. Most of this is along existing or planned rail lines and is being converted to residential use, with the majority already in advanced stages.

Of the 15.9 million square feet of properties under development, 11.6 million will be for sale and the other 4.3 million kept for long-term investment. The Group holds a diverse portfolio in terms of usage. Residential premises for sale account for 62 per cent of the development land bank and 73 per cent of the completed investment properties are shopping malls and prime offices.

The Group's development land bank of 15.9 million square feet is also geographically diverse, with 43 per cent in urban areas and 57 per cent in the New Territories. Completed investment properties are divided between 40 per cent in the New Territories and 60 per cent in Kowloon and on Hong Kong Island.

The Group's Hong Kong land bank as at 30 June 2009 by attributable gross floor area breaks down as follows:

	Attributable Gross Floor Area (million square feet)			
	Development for Sale	**Development for Investment**	**Completed Investment Properties**	**Total**
By Usage				
Residential	9.8	—	1.0	10.8
Shopping centre	—	0.9	9.7	10.6
Office	—	2.4	9.3	11.7
Hotel	—	1.0	2.4	3.4
Industrial/Office*	1.8	—	3.6	5.4
Total	**11.6**	**4.3**	**26.0**	**41.9**
By Location				
Hong Kong Island	0.6	0.1	6.4	7.1
Kowloon	3.7	2.5	9.3	15.5
New Territories	7.3	1.7	10.3	19.3
Total	**11.6**	**4.3**	**26.0**	**41.9**

* *Includes godowns.*

Hong Kong Property Business

Property Development

The innovative modern features in the Group's premium residential developments are constantly evolving to meet the ever-changing needs of buyers. The Group's recognized brand and trusted reputation for quality and service enhance the marketability and margins of new projects.

The clubhouse at The Cullinan, Kowloon Station





Peak One has a prime Sha Tin location and a relaxing green environment.

The Group has 15.9 million square of properties under development in Hong Kong. Most of this is being developed into premium residential premises offering a wide range of unit sizes catering to the varying needs of homebuyers. The developments are designed with comprehensive facilities and service that will provide residents with the convenience and comfort of a modern luxury lifestyle.

The good sales of various projects over the past year demonstrated once again the strength of the Group's premium brand. The Cullinan is a new icon for the city, setting new standards for luxury with its design and fine materials. Peak One also appeals to buyers with its high-quality finishes and a design that emphasizes harmony with the natural surroundings.

The low-density La Grove development integrated lush greenery with modern classic design to suit young homebuyers' aspiration. The Latitude, being the first large premium residence by the future Kai Tak metropolis, attracted high market interest. Lime Habitat is a new-generation boutique apartment development tailored to buyers seeking quality and a distinctive lifestyle.

Following these successes, the Group will continue adding innovative, contemporary features in new developments to meet the sophisticated and varying needs of modern homebuyers.



Modern and fully-equipped clubhouse at La Grove in Yuen Long.



The Lime Habitat new-generation boutique apartments are tailored for people seeking a distinctive lifestyle.

Major Projects Under Development

Kwu Tung, Sheung Shui
(100% owned)

Site area:	1.7 million square feet
Gross floor area:	683,000 square feet
Approximate units:	330
Expected completion:	late 2009

This low-density project will contain 330 houses surrounded by the greenery around Beas River. Construction is scheduled for completion in late 2009.



The Kwu Tung project in Sheung Shui by Beas River will be surrounded by lush greenery.

Tuen Mun Town Lot 465, Castle Peak Road
(100% owned)

Site area:	478,000 square feet
Gross floor area:	616,000 square feet (residential) 5,000 square feet (retail)
Approximate units:	450
Expected completion:	first half of 2010

This high-end residential development on Castle Peak Road will have a mixture of houses and medium-rise blocks in a tranquil, green environment. Construction of the superstructure is progressing smoothly.



The luxury development on Castle Peak Road will be nestled in a tranquil and green environment.

Hong Kong Property Business

Property Development

YOHO Midtown

Yuen Long Town Lot 504
(100% owned)

Site area:	**318,000 square feet**
Gross floor area:	**1.4 million square feet (residential)**
	249,000 square feet (retail)
Units:	**1,886**
Expected completion:	**first half of 2010**

YOHO Midtown, the second phase of the Group's YOHO Town project in Yuen Long, is designed as a vibrant, carefree community for young professionals seeking quality of life. It is in the heart of the district with extensive transport connections and a rail link. There will be eight residential towers containing 1,886 units in different configurations from one to four bedrooms. Construction is under way and scheduled for completion by the middle of 2010.



YOHO Midtown in Yuen Long consists of eight towers planned for completion by mid 2010.



The Latitude in Kowloon East is the first large premium residence by the future Kai Tak metropolis with views of Victoria Harbour.

The Latitude

638 Prince Edward Road East
(100% owned)

Site area:	**137,000 square feet**
Gross floor area:	**1 million square feet (residential)**
	205,000 square feet (retail)
Units:	**1,159**
Expected completion:	**second half of 2010**

The Latitude is near a station on the planned MTR Sha Tin to Central Link and will be a new residential enclave and shopping destination in Kowloon East. The five towers will contain 1,159 flats in a wide range of sizes and layouts including scarce four-bedroom units. Most units will have views of Victoria Harbour and the future cruise terminal at Kai Tak. The development will also include a trendy shopping mall 'Mikiki' designed to offer an innovative shopping concept. Its advantageous location and top design and finishes made it a market focus when it went on sale in April this year. About 60 per cent of the units were sold within the first month and sales remained encouraging afterwards. Construction is progressing smoothly.


The development above the Tseung Kwan O MTR station will set new standards for the neighbourhood.

Tseung Kwan O Area 56 Development
(Joint venture)

Site area:	**460,000 square feet**
Gross floor area:	**1.8 million square feet (total)**
	1.5 million square feet (attributable)
Approximate units:	**1,000**
Expected completion:	**second half of 2011**

This project is above the Tseung Kwan O MTR station. Construction of the 861,000 square feet of premium residential units for sale has proceeded to the superstructure stage and will be completed in the second half of 2011. The Group will retain 626,000 square feet of hotel space and 54,000 square feet of office premises for rent. This development is expected to set new standards for premium residences in Tseung Kwan O. There will be a public square and open space to the immediate north of the development, which will be a town centre and leisure and entertainment focus of Tseung Kwan O.


Aria on Kowloon Peak will have two deluxe clubhouses with comprehensive facilities.

Aria

New Kowloon Inland Lot 6350, Ngau Chi Wan
(100% owned)

Site area:	**66,500 square feet**
Gross floor area:	**775,000 square feet**
Units:	**723**
Expected completion:	**second half of 2010**

These luxury residences on a prime site on Kowloon Peak will have sweeping panoramas of Victoria Harbour and stylish architecture designed to offer residents an exclusive, tranquil living environment surrounded by greenery. The development will have 723 units of diverse layouts and sizes, with typical one- to four-bedroom units ranging from 500 to over 2,100 square feet. Construction of superstructure is under way and the development is expected to go on sale in the next few months.

Kowloon Inland Lot 11146, West Kowloon
(100% owned)

Site area:	**122,000 square feet**
Gross floor area:	**794,000 square feet (residential)**
	95,000 square feet (retail)
Approximate units:	**660**
Expected completion:	**beyond 2011**

The site has a good location with harbour views and will be developed into luxury residences. Majority of the units will be three- to four-bedroom units to meet growing needs from upgraders. Work has proceeded to the superstructure stage.

Hong Kong Property Business

Property Development

West Rail Tuen Mun Station Development
(Joint venture)

Site area:	286,000 square feet
Gross floor area:	1.3 million square feet (residential) 269,000 square feet (retail)
Approximate units:	1,900
Expected completion:	beyond 2011

There will be 1.3 million square feet of premium residential units overlooking Tuen Mun Park, and a 269,000-square-foot shopping mall. It will be the only major new residential development in the heart of Tuen Mun for the next few years, and with its easy links to railways and buses, it is destined to be a central focus in the area. Construction of the first 728,000 square feet of residential premises is under way.



The Tuen Mun West Rail Station development is at a transportation hub with panoramic views.

Lot 2099 in DD 109, Yuen Long
(100% owned)

Site area:	674,000 square feet
Gross floor area:	856,000 square feet (residential) 24,000 square feet (retail)
Approximate units:	600
Expected completion:	beyond 2011

The Group is finalizing its plan to develop this site into a prestigious residential development with a mixture of houses, duplexes and apartment towers. The low-density development will offer residents a green and relaxing living environment. The site is close to the Yuen Long and Kam Sheung Road West Rail stations and has convenient road links to the urban areas via Route 3.

Kowloon Commerce Centre

51 Kwai Cheong Road
(100% owned)

Site area:	89,000 square feet (entire project)
Gross floor area:	520,000 million square feet (phase 2 under development)
Expected completion:	beyond 2011

Kowloon Commerce Centre (KCC) will have two premium grade-A office towers combining fine architecture, international specifications and green features. The development has a convenient location with easy access to other parts of the territory via rail connections. The first tower was completed in 2008 and leasing is progressing well. Foundation work for the second tower is completed and the Group is fine-tuning the design and development plan for the superstructure.



KCC is a premium office in West Kowloon with convenient transportation.



ICC at Kowloon Station has innovative architecture and high-tech facilities. It is popular among renowned worldwide financial companies and about 90 per cent is already leased or pre-leased.

International Commerce Centre

Kowloon Station Development Package 5, 6 & 7
(Joint venture)

Site area:	**790,000 square feet (entire project)**
Gross floor area:	**5.4 million square feet (entire project)** **1.4 million square feet (phase 3 under development)**
Expected completion:	**first half of 2010**

Packages 5, 6 & 7 consist of 5.4 million square feet of gross floor area, of which the Group has an attributable 4.7 million square feet. The Group has already completed a million square feet of deluxe residential units and serviced apartments in The Cullinan, a 900,000-square-foot shopping mall Elements, The HarbourView Place suite hotel, W Hong Kong Hotel and 1.5 million square feet of premium grade-A office space in International Commerce Centre (ICC). Still under construction is the remaining million square feet of offices and Ritz-Carlton Hotel. Their completion in 2010 will signal the completion of the entire ICC complex, which is now a new landmark business hub in the city and home for a number of prestigious and leading financial and banking institutions.



ICC and IFC form a magnificent gateway to Victoria Harbour, reshaping the skyline of Hong Kong.

Hong Kong Property Business

Property Development

Major Projects Under Development by Year of Completion

Location	Project Name	Group's Interest (%)	Residential
Projects to be completed in financial year 2009/10			
Yuen Long Town Lot 504	YOHO Midtown	100	1,414,000
Kwu Tung, Sheung Shui		100	683,000
Tuen Mun Town Lot 465		100	616,000
Sha Tin Town Lot 496	Peak One Phase 3	100	33,000
Tuen Mun Town Lot 461, Lam Tei	GreenView	100	27,000
Tsing Lung Tau Lot 68		100	9,000
Kowloon Station Development Package 7	ICC Phase 3/Ritz-Carlton Hotel	Joint Venture	—
108 Wai Yip Street, Kwun Tong (formerly 129 Hoi Bun Road)	One Harbour East	100	—
Year Total			**2,782,000**
Projects to be completed in financial year 2010/11			
638 Prince Edward Road East	The Latitude	100	1,025,000
New Kowloon Inland Lot 6350, Ngau Chi Wan	Aria	100	775,000
Ap Lei Chau Inland Lot 129		35	316,000
38 Ming Yuen Western Street, North Point	Lime Habitat	100	87,000
Lot 4313 in DD 124, Hung Shui Kiu, Yuen Long		74	83,000
77 Wing Hong Street, Cheung Sha Wan		100	—
Year Total			**2,286,000**
Projects to be completed in financial year 2011/12			
Tseung Kwan O Area 56 Development		Joint Venture	861,000
Kowloon Inland Lot 11146, West Kowloon		100	794,000
18 Po Yip Street, Yuen Long		100	222,000
Larch Street/Fir Street Development, Kowloon		Joint Venture	177,000
9 Shouson Hill Road		100	91,000
Chatham Garden Redevelopment, Kowloon		29	88,000
12 Mount Kellett Road, The Peak		100	42,700
48–50 Stanley Village Road		100	37,000
Year Total			**2,312,700**
Projects to be completed in financial year 2012/13 and beyond			
West Rail Tuen Mun Station Development		Joint Venture	1,286,000
Lot 2099 in DD 109, Yuen Long		100	856,000
Shek Wu Wai, Yuen Long		50	227,000
295–305 Shau Kei Wan Road		90	55,000
Tsing Lung Tau Lot 67		100	10,500
Kwai Chung Town Lot 215	KCC Phase 2	100	—
20–24 Hung To Road, Kwun Tong		100	—
49 King Yip Street, Kwun Tong		100	—
50 Wong Chuk Hang Road		100	—
483 Castle Peak Road, Cheung Sha Wan		100	—
Kwun Tong Inland Lot 173/174 (formerly 181 Hoi Bun Road)		64.3	—
Total			**2,434,500**

Attributable Gross Floor Area (square feet)				
Shopping Centre	Office	Hotel	Industrial	Total
249,000	—	—	—	1,663,000
—	—	—	—	683,000
5,000	—	—	—	621,000
—	—	—	—	33,000
—	—	—	—	27,000
—	—	—	—	9,000
—	973,000	417,000	—	1,390,000
—	292,000	—	—	292,000
254,000	**1,265,000**	**417,000**	**—**	**4,718,000**
205,000	—	—	—	1,230,000
—	—	—	—	775,000
—	—	—	—	316,000
—	—	—	—	87,000
—	—	—	—	83,000
—	—	—	242,000	242,000
205,000	**—**	**—**	**242,000**	**2,733,000**
—	54,000	626,000	—	1,541,000
95,000	—	—	—	889,000
—	—	—	—	222,000
24,000	—	—	—	201,000
—	—	—	—	91,000
18,000	—	—	—	106,000
—	—	—	—	42,700
—	—	—	—	37,000
137,000	**54,000**	**626,000**	**—**	**3,129,700**
269,000	—	—	—	1,555,000
24,000	—	—	—	880,000
—	—	—	—	227,000
—	—	—	—	55,000
—	—	—	—	10,500
—	520,000	—	—	520,000
—	207,000	—	—	207,000
—	120,000	—	—	120,000
—	120,000	—	—	120,000
—	109,000	—	—	109,000
—	—	—	501,000	501,000
293,000	**1,076,000**	**—**	**501,000**	**4,304,500**



La Grande Vineyard in Yuen Long is a low-density residential development surrounded by a quiet and green environment.



One Harbour East in Kowloon East is a grade-A office building with a modern appearance and convenient transportation.

Hong Kong Property Business

Property Development

Major Projects Under Development

● Residential ● Shopping Centre ● Office
● Industrial/Office ● Hotel

No.	Type	Project
01	●	Lime Habitat
02	●	9 Shouson Hill Road
03	●	Peak One Phase 3
04	●	Kwu Tung
05	●	Shek Wu Wai
06	●	Tsing Lung Tau Lots 67 and 68
07	●	Ap Lei Chau Inland Lot 129
08	●	Lot 4313 in DD 124, Hung Shui Kiu
09	●	Aria
10	●	GreenView
11	●	12 Mount Kellett Road
12	●	295–305 Shau Kei Wan Road
13	●	48–50 Stanley Village Road
14	●	18 Po Yip Street
15	●●	Chatham Garden Redevelopment
16	●●	Tuen Mun Town Lot 465
17	●●	West Rail Tuen Mun Station Development
18	●●	YOHO Midtown
19	●●	The Latitude
20	●●	Lot 2099 in DD 109, Yuen Long
21	●●	Kowloon Inland Lot 11146
22	●●	Larch Street / Fir Street Development
23	●●●	Tseung Kwan O Area 56 Development
24	●●	ICC Phase 3 / Ritz-Carlton Hotel
25	●	One Harbour East
26	●	KCC Phase 2
27	●	483 Castle Peak Road
28	●	49 King Yip Street
29	●	20–24 Hung To Road
30	●	50 Wong Chuk Hang Road
31	●	77 Wing Hong Street
32	●	Kwun Tong Inland Lot 173 / 174



Shenzhen
10
17
Lantau Island
MTR
MTR (under construction)
MTR (under study)
MTR (future projects)
Major Highway
Major Highway (under study)
Cross-Harbour Tunnel



New Territories
Kowloon
Hong Kong Island
04
05
14
18
20
03
26
16
06
31
27
09
19
22
23
29
25
32
28
21
24
15
01
12
11
30
02
07
13

Hong Kong Property Business

Property Investment

The Group's rental property portfolio is regularly refined to deliver an optimum mix with the latest technology and modern facilities to stay ahead of the market. Major new developments such as International Commerce Centre at Kowloon Station redefine the city's skyline.

International Commerce Centre, Kowloon Station

Hong Kong Property Business

Property Investment



New Town Plaza in Sha Tin offers a diversified trade mix for shoppers.

The Group's gross rental income, including contributions from joint-venture properties, increased by 18 per cent to HK$9,763 million during the year under review. Net rental income increased 21 per cent during the year to HK$7,271 million.

An uncertain business environment dampened leasing demand for office space during the year. While new supply in the core areas was limited, decentralized areas such as Kowloon East experienced more supply pressure. The retail leasing market was relatively resilient despite the economic downturn, particularly for regional malls. The Group focused on maintaining occupancy in its rental portfolio, and it managed to achieve 93 per cent.

The Group is constantly upgrading and renovating its investment portfolio and adding value by incorporating the latest technology and modern facilities in its properties to stay ahead of the market. Concierges in its major office buildings and customer care ambassadors in malls offer extra convenience to tenants and shoppers. Regular two-way communications between the Group and its tenants ensure that their needs are understood.



Gross Rental Income*

HK$million


10,000
8,000
6,000
4,000
2,000
0
5,649
6,466
7,215
8,262
9,763
FY 2005
2006
2007
2008
2009



WTC More in Causeway Bay has a new look with more trendy retailers after renovations.

Gross Rental Income by Sector*


32%
8%
4%
4%
52%
Shopping Centre
Office
Residential
Car Park
Industrial/Office



Metroplaza in Kwai Chung is popular among shoppers with its modern design and spacious layout.

* *including contributions from jointly-controlled entities and associates*


apm

APM is a major shopping attraction in Kowloon East.

Hong Kong Property Business

Property Investment

Completed Investment Properties

Shopping Centres

Occupancy of the Group's Hong Kong shopping centre portfolio remained high, with positive rental reversions in most malls. The Group continued managing its shopping malls proactively to attract more traffic with innovative marketing and promotions. The Group also took steps to draw more mainland tourist shoppers.

A refurbishment of WTC More in Causeway Bay finished recently, and renovations have given Tsuen Wan Plaza a new layout and a more diverse shop mix. APM is a trend-setting mall in Kowloon East that offers leading-edge fashion, dining and entertainment day and night. Its tenant mix is regularly adjusted to offer a fresh shopping experience. IFC Mall remained a major attraction in Central. The Group's other major malls like New Town Plaza in Sha Tin, Grand Century Place in Mong Kok, Metroplaza in Kwai Chung and East Point City in Tseung Kwan O also performed well.

Offices

The Group's office portfolio contains 9.3 million square feet of premium space, and overall occupancy remained satisfactory despite a challenging office leasing market in Hong Kong, with intense competition particularly in non-core areas. High-quality offices in good or transport-convenient locations such as IFC in Central, Central Plaza and Sun Hung Kai Centre in Wan Chai, Millennium City in Kowloon East and Grand Century Place in Mong Kok recorded satisfactory occupancy.

Residential & Suites

The Group holds a million square feet of luxury residential property plus over 1,000 suites for lease under its Signature Homes portfolio, offering tenants comprehensive, personalized one-stop service. The HarbourView Place serviced suites have attracted guests from around the world with their convenient location and premium facilities.



Four Seasons Place in Central offers prestigious serviced suites for long-staying guests.



The HarbourView Place at Kowloon Station sets a new benchmark for luxury serviced suite in Hong Kong.


Two IFC has become an icon in Hong Kong with its ultra-modern design and state-of-the-art facilities.

Other Properties

The Group's property investment portfolio also contains more than 31,000 car parking bays, industrial buildings, godowns and data centres, which generate steady rental income. The Group is evaluating the possibility of converting selected industrial premises to other uses.

Investment Properties Under Development

The Group has been optimizing its investment property mix over the years, gradually increasing the proportion of high-grade projects in prime locations by building new landmark developments.

Major investment properties under development include International Commerce Centre (ICC) at Kowloon Station and Kowloon Commerce Centre (KCC) in West Kowloon. The distinctive ICC development incorporates the finest architecture and latest technology, offering a desirable working environment for large corporations and multinationals. The entire project is scheduled for completion in 2010. The Kowloon Station development also has a full range of complementary amenities including the stylish Elements shopping mall, The HarbourView Place and Hong Kong's first W Hotel, to be followed by a Ritz-Carlton establishment, turning the area into a new focal point in Hong Kong.

KCC is leasing well, with a number of renowned multinationals already committed to taking up space. Tenants have started moving into the 600,000-square-foot new premium office tower.

The Group has an attributable four million plus square feet of new investment properties under development. This includes over two million square feet of premium office space, mainly in the last phase of ICC and projects in other parts of Kowloon. The remainder consists of 900,000 square feet of retail area in Kowloon and the New Territories and one million square feet of high-end hotels and suites at Kowloon Station and in the city centre of Tseung Kwan O.

Investment Property: Completed and Under Development

million square feet


14
12
10
8
6
4
2
0
1.0
10.6
9.7
11.7
9.3
3.4
2.4
3.6
Residential
Shopping centre
Office
Hotel
Industrial/ Office
Completed
Under Development


ICC at Kowloon Station has an ultra-modern design, facilities with international standards and exceptional service to meet the high demands of multinationals.

Major Completed Investment Properties

Project	Location	Lease Expiry	Group's Interest (%)	Residential
Hong Kong Island				
One IFC	1 Harbour View Street, Central	2047	50	—
Two IFC & IFC Mall	8 Finance Street, Central	2047	50	—
Four Seasons Hotel and Four Seasons Place	8 Finance Street, Central	2047	50	—
Sun Hung Kai Centre	30 Harbour Road, Wan Chai	2127	100	—
Central Plaza	18 Harbour Road, Wan Chai	2047	50	—
World Trade Centre	280 Gloucester Road, Causeway Bay	2842	100	—
Harbour Centre	25 Harbour Road, Wan Chai	2128	33.3	—
Dynasty Court (Blocks 2 & 3)	23 Old Peak Road	2886	100	341,000
Pacific View (Blocks 2 & 3)	38 Tai Tam Road	2047	100	248,000
Hillsborough Court (Block 4)	18 Old Peak Road	2884	100	126,000
Kowloon				
ICC Phases 1 & 2	1 Austin Road West	2047	Joint venture	—
The HarbourView Place/W Hong Kong	1 Austin Road West	2047	Joint venture	—
Millennium City 1*	388 Kwun Tong Road	2047	100	—
Millennium City 2	378 Kwun Tong Road	2047	50	—
Millennium City 3	370 Kwun Tong Road	2047	100	—
Millennium City 5	418 Kwun Tong Road	2047	100	—
Millennium City 6	392 Kwun Tong Road	2047	100	—
Grand Century Place	193 Prince Edward Road West, Mong Kok	2047	100	—
Royal Plaza Hotel	193 Prince Edward Road West, Mong Kok	2047	100	—
The Sun Arcade	28 Canton Road, Tsim Sha Tsui	2047	100	—
The Royal Garden	69 Mody Road, Tsim Sha Tsui	2127	100	—
Kerry Hung Kai Godown	3 Fat Tseung Street, Cheung Sha Wan	2047	50	—
APEC Plaza	49 Hoi Yuen Road, Kwun Tong	2047	100	—
Peninsula Tower	538 Castle Peak Road, Cheung Sha Wan	2047	100	—
New Tech Plaza	34 Tai Yau Street, San Po Kong	2047	100	—
Hing Wah Centre	82–84 To Kwa Wan Road	2099	100	—
New Territories				
New Town Plaza I	18 Shatin Centre Street, Sha Tin	2047	100	—
New Town Plaza III	2–8 Shatin Centre Street, Sha Tin	2047	100	—
New Town Tower	10–18 Pak Hok Ting Street, Sha Tin	2047	100	—
Grand Central Plaza	138 Shatin Rural Committee Road, Sha Tin	2047	100	—
Royal Park Hotel	8 Pak Hok Ting Street, Sha Tin	2047	100	—
Metroplaza Tower I & Shopping Centre	223 Hing Fong Road, Kwai Chung	2047	100	—
Landmark North	39 Lung Sum Avenue, Sheung Shui	2047	100	—
Tai Po Mega Mall	9 On Pong Road, Tai Po	2047	100	—
Tsuen Wan Plaza	5–21 Pak Tin Par Street, Tsuen Wan	2047	100	—
East Point City Shopping Centre	8 Chung Wa Road, Tseung Kwan O	2047	100	—
Sun Yuen Long Centre Shopping Arcade	8 Long Yat Road, Yuen Long	2047	87.5	—
Park Central Shopping Centre	Tseung Kwan O Town Lots 57 & 66	2047	57.52/25	—
Yuen Long Plaza Shopping Arcade	249–251 Castle Peak Road, Yuen Long	2047	100	—
Uptown Plaza Shopping Arcade	9 Nam Wan Road, Tai Po	2047	100	—
Grand City Plaza	1–17 Sai Lau Kok Road, Tsuen Wan	2047	100	—
Citygate/Novotel Citygate Hong Kong Hotel	Tung Chung Town Lot 2	2047	20	—
KCC Phase I	51 Kwai Cheong Road, Kwai Chung	2047	100	—
Royal View Hotel	353 Castle Peak Road, Ting Kau	2047	100	—
Sunhing Hungkai Godown	8 Wong Chuk Yeung Street, Sha Tin	2047	100	—
Advanced Technology Centre	2 Choi Fat Street, Sheung Shui	2047	100	—

* *Including the attributable share in areas held by SUNeVision, in which the Group has an 84.6 per cent interest.*

Attributable Gross Floor Area (square feet)				
Shopping Centre	Office	Hotel	Industrial/ Office	Total
—	392,000	—	—	392,000
320,000	566,000	—	—	886,000
—	—	550,000	—	550,000
53,400	850,600	—	—	904,000
—	700,000	—	—	700,000
280,000	232,000	—	—	512,000
20,500	80,000	—	—	100,500
—	—	—	—	341,000
—	—	—	—	248,000
—	—	—	—	126,000
—	1,522,000	—	—	1,522,000
—	—	606,000	—	606,000
27,000	890,000	—	—	917,000
—	133,000	—	—	133,000
—	84,000	—	—	84,000
598,000	308,000	—	—	906,000
32,000	370,000	—	—	402,000
725,000	475,000	—	—	1,200,000
—	—	400,000	—	400,000
204,800	—	—	—	204,800
—	—	295,000	—	295,000
—	—	—	285,000	285,000
—	—	—	240,000	240,000
—	—	—	198,000	198,000
—	—	—	183,000	183,000
—	—	—	182,700	182,700
1,300,000	—	—	—	1,300,000
350,000	—	—	—	350,000
—	96,000	—	—	96,000
236,000	505,000	—	—	741,000
—	—	258,000	—	258,000
600,000	569,000	—	—	1,169,000
181,500	375,500	—	—	557,000
588,800	—	—	—	588,800
583,000	—	—	—	583,000
415,000	—	—	—	415,000
245,000	—	—	—	245,000
195,000	—	—	—	195,000
145,000	—	—	—	145,000
120,000	—	—	—	120,000
35,100	137,200	—	—	172,300
99,000	32,000	47,000	—	178,000
15,000	563,000	—	—	578,000
—	—	310,000	—	310,000
—	—	—	500,000	500,000
—	—	—	142,000	142,000


East Point City in Tseung Kwan O stages regular promotions to attract shoppers.


IFC Mall remains the major shopping and entertainment attraction in Central with up-market retailers.

Hong Kong Property Business

Property Investment

Major Completed Investment Properties

Residential · Shopping Centre · Office · Industrial/Office · Hotel

01	●	Dynasty Court
02	●	Hillsborough Court
03	●	63 Deep Water Bay Road
04	●	51 & 55 Deep Water Bay Road
05	●	Pacific View
06	●	Uptown Plaza
07	●	Tai Po Mega Mall
08	●	Sun Yuen Long Centre
09	●	Yuen Long Plaza
10	●	Chelsea Heights
11	●	Tsuen Wan Plaza
12	●	New Kowloon Plaza
13	●	The Sun Arcade
14	●	East Point City
15	●	Park Central
16	●	Chi Fu Landmark
17	●	New Jade Shopping Arcade
18	●	New Town Plaza / New Town Tower
19	●	Grand Central Plaza / HomeSquare
20	●	Landmark North
21	●	Grand City Plaza
22	●	Metroplaza
23	●	Grand Century Place
24	●	World Trade Centre
25	●	Sun Hung Kai Centre
26	●	Harbour Centre
27	●	IFC
28	●	Millennium City Phases 1, 2, 3, 5 & 6
29	●	KCC Phase 1
30	● ●	Citygate / Novotel Citygate Hong Kong Hotel
31		Central Plaza
32	●	APEC Plaza
33	●	Infotech Centre
34	●	Hing Wah Centre
35	●	New Tech Plaza
36	●	Advanced Technology Centre
37	●	Peninsula Tower
38	●	Kerry Hung Kai Godown
39	●	Sunhing Hungkai Godown
40	●	The Royal Garden
41	●	Four Seasons Hotel & Four Seasons Place
42	●	Royal Plaza Hotel
43	●	Royal Park Hotel
44	●	Royal View Hotel
45	●	The HarbourView Place / W Hong Kong / ICC Phase 1 & 2



Shenzhen
10
30
Lantau Island
MTR
MTR (under construction)
MTR (under study)
MTR (future projects)
Major Highway
Major Highway (under study)
Cross-Harbour Tunnel


New Territories
Kowloon
Hong Kong Island
01
02
03
04
05
06
07
08
09
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45

Mainland Property Business

Highlights

- Holds 52.3 million square feet of properties for development on the mainland plus three million square feet of completed properties for rent
- Completed 660,000 square feet of residential properties for sale
- Encouraging response to pre-sales of new projects during the year
- Adopts a selective and focused investment strategy, concentrating on prime cities including Beijing, Shanghai, Guangzhou and Shenzhen

Land Bank

Mainland China Land Bank Composition

(55.3 million square feet in attributable gross floor area as at 30 June 2009)


By Usage
12%
13%
71%
4%
Residential
Shopping Centre
Office
Hotel
By Usage
10%
27%
63%
Properties Under Development
52.3 million sq.ft.
By Location
95%
5%
By Location
37%
22%
16%
11%
3%
5%
6%
Nanjing
Hangzhou
Suzhou
Wuxi
Shanghai
Chengdu
Guangzhou & Pearl River Delta
Completed Investment Properties
3.0 million sq.ft.
53%
27%
20%
Guangzhou & Pearl River Delta
Shanghai
Beijing

The Group's mainland land bank had an attributable gross floor area of 52.3 million square feet of properties under development in June 2009, of which over 70 per cent will be high-end residences for sale, and another 3.0 million square feet completed investment properties; mainly offices and shopping centres in prime locations.

The Group's mainland land bank as at 30 June 2009 was as follows:

	Attributable Gross Floor Area (million square feet)		
	Under Development	**Completed Investment Properties**	**Total**
By Usage			
Residential*	36.9	0.3	37.2
Shopping centre	6.2	1.9	8.1
Office	7.1	0.8	7.9
Hotel	2.1	—	2.1
Total	**52.3**	**3.0**	**55.3**
By Location			
Beijing	—	1.6	1.6
Shanghai	8.6	0.8	9.4
Guangzhou and Pearl River Delta	19.3	0.6	19.9
Chengdu	11.3	—	11.3
Hangzhou	2.4	—	2.4
Nanjing	1.7	—	1.7
Suzhou	3.3	—	3.3
Wuxi	5.7	—	5.7
Total	**52.3**	**3.0**	**55.3**

* *Includes serviced apartments*

Mainland Property Business

Property Development

The Group has a focused strategy of investing in the prime cities of Beijing, Shanghai, Guangzhou and Shenzhen. It has gained a reputation on the mainland for outstanding quality and premium service in its developments.

Lake Dragon, Guangzhou







Shanghai IFC will be a new focus in the city with its premium office, shopping mall and hotel. Tower 1 is finished and will house the HSBC China head office.



The Shanghai IFC shopping mall will feature well-known international retailers.

Residential markets on the mainland have been recovering significantly since the last quarter of 2008, with higher transaction volumes underpinned by the government's economic stimulus measures and supportive policies towards the property sector. Prices rebounded notably in most major cities in 2009, though recent tighter rules on mortgages for second homes have reduced transaction volumes in some cities.

The Group is optimistic about long-term prospects for mainland markets in view of the robust economic growth, ongoing urbanization and generally rising affluence. It will adhere to its selective and focused investment strategy on the mainland, focusing primarily on selected major cities including Beijing, Shanghai, Guangzhou and Shenzhen.

The Group is developing 36.9 million square feet of quality residential premises and serviced apartments on the mainland, mostly in prime locations with convenient transport access. The Group will apply its Hong Kong experience and expertise with a focus on developing high-end residences on the mainland. It successfully established its recognized brand in Guangzhou during the year, with premium pricing achieved for new projects.

Major Mainland Projects Under Development

SHANGHAI

Shanghai IFC

Lujiazui, Shanghai
(100% owned)

Shanghai IFC is at 8 Century Avenue in the heart of the Lujiazui financial and trade zone in Pudong. The integrated complex will contain offices and retail and hotel space with a combined gross floor area of over four million square feet. Tower 1 of the twin office towers contains 900,000 square feet and was completed in July 2009. It will house the HSBC China head office of 22 floors. Leasing of the remaining space is going well, with the substantial majority already let. Tower 2 under development will provide another 1.3 million square feet of premium offices. The million-square-foot-plus Shanghai IFC mall will be one of the Group's key high-end malls on the mainland with its prime location and convenient transport. Response to the soft marketing has been encouraging and a number of international retailers have expressed interest in leasing space. The first phase of the mall and the over 400,000-square-foot Ritz-Carlton hotel are expected to open in the middle of 2010. The entire project is scheduled for completion by the first half of 2011.

Shanghai International Commerce Centre
Huai Hai Zhong Road Lot 3, Shanghai
(Joint venture)

The Group is developing another major project on Huai Hai Zhong Road, the Shanghai International Commerce Centre (Shanghai ICC), with a first-class retail mall, offices and luxury residences. Construction is under way and is scheduled for completion in phases from the second half of 2010. The project will have a total floor area of about three million square feet. It is in the busiest commercial area of Puxi and will include a large mall linked to a new mass transit station that will be the interchange for three transit lines.



Shanghai ICC on Huai Hai Zhong Road will be a top-quality integrated development with convenient transport connections.

Wei Fong, Shanghai
(100% owned)

This project is on the bank of the Huangpu River in the most prestigious residential area of Pudong, with a panoramic view of the famous Bund. The Group will apply its expertise in developing luxury residences to build 1.7 million square feet of top-quality units and serviced apartments. The project will stand out and set new standards for luxury residences in Shanghai. Construction is under way and is scheduled for completion in phases from 2013.



The Wei Fong project in Shanghai will be a luxury residence on the bank of the Huangpu River.

GUANGZHOU & PEARL RIVER DELTA

The Arch

This development is at the centre of Huadu, with convenient access to the Guangzhou Baiyun International Airport and Guangzhou's city centre. It will have 1.1 million square feet of luxury residences for sale. The project will offer different layouts and flat sizes to suit different buyers, and will have a garden theme that emphasizes harmony with nature. About 90 per cent of the over 600 units have been sold since May this year. Construction is progressing smoothly and buyers are expected to take possession in the second half of 2010.



The Arch in Huadu, Guangzhou will have a variety of layouts offering a deluxe lifestyle.

Lake Dragon

This project is in the scenic Dragon Lake resort area close to the Guangzhou city centre and Guangzhou Baiyun International Airport. It will have over nine million square feet of gross floor area in a low-density development integrated with a golf course. Phase 1A of a million square feet is under construction and set for completion before mid 2010. The first release of units went on the market in late April this year and sales were highly encouraging. Also under construction is another 350,000 square feet in Phase 1B, which will go on the market soon.



Lake Dragon in Guangzhou will have scenic views and a tranquil environment.

Shiling Project

Huadu, Guangzhou
(100% interest)

The Shiling project is another residential development in Huadu. The site is in a green environment and most units will have scenic views of a reservoir. Over seven million square feet of high-end apartments and houses will be completed in phases.



The Shiling project in Guangzhou will be a large residential development next to a reservoir.

Liedecun Project

Zhujiang Xincheng, Guangzhou
(33.3% owned)

This will be an integrated complex in the new Zhujiang Xincheng business area in Guangzhou. It will have over six million square feet of gross floor area housing a large shopping mall, premium offices, a hotel and serviced apartments. Construction just began in August this year.

The Woodland

Zhongshan 5 Road, Zhongshan
(Joint venture)

The Woodland is a low-rise development of over five million square feet of premium residential units being built in phases. Following the success of the first two phases, the Group completed the third phase of 660,000 square feet during the year. This is now 80 per cent sold. Work on Phase 4A, with over 130,000 square feet of gross floor area, is under way and scheduled for completion in the second half of 2010.



The low-rise Woodland in Zhongshan is popular. Phase 4A is under construction.

OTHER CITIES

Jovo Town
Shuangliu County, Chengdu
([illegible]% owned)

The project has a total gross floor area of 6.6 million square feet and will be developed into deluxe high-rise residences. It is in a new district at the southern part of Chengdu near the new embassy area and exhibition and convention centre, next to the largest ocean park in Chengdu. The superstructures of the six residential towers in Phase 1A have been topped out. It will have a gross floor area of over 1.1 million square feet and is expected to be completed in the second half of 2010. The first batch of units went on sale in late April this year with satisfactory results.



Jovo Town in Chengdu is a deluxe residence with 6.6 million square feet of gross floor area.

Dongda Avenue Project
Jinjiang, Chengdu
(40% owned)

The Group entered into a joint-venture agreement to build a top residential/commercial complex on this prime site in Chengdu in 2008. The total gross floor area will exceed 13 million square feet, comprising luxury residences, premium offices, a five-star hotel and high-end shopping centre with international retailers. A mass transit rail line currently under construction will offer added accessibility and help transform the district into a new financial and business centre.

Hangzhou MIXC
Qianjiang New City, Hangzhou
(40% owned)

Hangzhou MIXC will have six million square feet of gross floor area containing a large shopping mall, grade-A offices, five-star hotels and luxury residences. The development is in the Qianjiang New City central business district close to the new municipal government headquarters, with easy accessibility via an extensive transport network. One of the two subway stations that will connect directly with the project is scheduled for completion in 2011. Nearly all of the 622 luxury units in MIXC Residence, the residential component of phase one, were sold. These units and the shopping mall are scheduled for completion in the 2009/10 financial year.



Hangzhou MIXC is in the Qianjiang New City central business district with easy accessibility.



Taihu International Community appeals to buyers with top-quality construction and full facilities.

Hexi CBD Project

Nanjing
(100% owned)

This project is in the new Nanjing town centre with a gross floor area of 1.7 million square feet. The Group is planning to build a shopping centre, first-class offices and serviced apartments on this prime site.

Industrial Park Project

Suzhou
(90% interest)

The Suzhou Industrial Park encompasses three sites with a total gross floor area of 3.6 million square feet. Two lakefront sites will be developed into a five-star hotel and over 200 townhouses. The third site will be an integrated development of 1.9 million square feet featuring a luxury shopping mall, offices and high-end apartments.

Taihu International Community

Taihu New City, Wuxi
(40% owned)

Taihu International Community will be an integrated development with 15 million square feet of residential units, serviced apartments and hotel and retail space. The project is in a scenic area in Taihu New City with a panoramic view of the lake, complemented by a full range of community facilities including a new art and culture centre, kindergarten, sports ground and convenient transport. It will be a new focal point in southern Wuxi. Residential units have been offered for sale in phases since 2007 and were well-received by buyers. Over 1,300 units were sold during the year under review, bringing the cumulative total of units sold to over 2,000.

Mainland Property Business

Property Development

Major Mainland Properties Under Development by Year of Completion

Project	Project Name	City	Group's Interest (%)
Projects to be completed in financial year 2009/10			
Lujiazui Project Phase 1	Shanghai IFC	Shanghai	100
Taihu New City Project Phase 2	Taihu International Community	Wuxi	40
Qianjiang New City Project Phase 1	Hangzhou MIXC	Hangzhou	40
Dragon Lake Project Phase 1A	Lake Dragon	Guangzhou	60
Year Total:			
Projects to be completed in financial year 2010/11			
Lujiazui Project Phase 2	Shanghai IFC	Shanghai	100
Huai Hai Zhong Road Lot 3 Phase 1	Shanghai ICC	Shanghai	Joint Venture
Taihu New City Project Phase 3	Taihu International Community	Wuxi	40
Dragon Lake Project Phase 1B	Lake Dragon	Guangzhou	60
Sandong Avenue Project	The Arch	Guangzhou	95
Zhongshan 5 Road Project Phase 4A	The Woodland	Zhongshan	Joint Venture
Shuangliu County Project Phase 1A	Jovo Town	Chengdu	91
Year Total:			
Projects to be completed in financial year 2011/12 and beyond			
Wei Fong project		Shanghai	100
Huai Hai Zhong Road Lot 3 Phase 2	Shanghai ICC	Shanghai	Joint Venture
Taihu New City Project remaining phases	Taihu International Community	Wuxi	40
Qianjiang New City Project remaining phases	Hangzhou MIXC	Hangzhou	40
Industrial Park Project		Suzhou	90
Hexi CBD Project		Nanjing	100
Dragon Lake Project remaining phases	Lake Dragon	Guangzhou	60
Shiling Project		Guangzhou	100
Liedecun Project		Guangzhou	33.3
Zhongshan 5 Road Project remaining phases	The Woodland	Zhongshan	Joint Venture
Shuangliu County Project remaining phases	Jovo Town	Chengdu	91
Dongda Avenue Project		Chengdu	40
Total:			

* *Gross floor area including retail basement area*

Attributable Floor Area (square feet)*

Residential	Shopping Centre	Office	Hotel	Total
—	1,040,000	887,000	527,000	2,454,000
511,000	75,000	—	—	586,000
455,000	656,000	—	—	1,111,000
575,000	—	—	—	575,000
1,541,000	**1,771,000**	**887,000**	**527,000**	**4,726,000**
—	160,000	1,326,000	413,000	1,899,000
—	—	607,000	—	607,000
409,000	—	—	—	409,000
209,000	—	—	—	209,000
1,090,000	—	—	—	1,090,000
133,000	—	—	—	133,000
1,055,000	—	—	—	1,055,000
2,896,000	**160,000**	**1,933,000**	**413,000**	**5,402,000**
1,656,000	18,000	—	—	1,674,000
195,000	1,177,000	560,000	—	1,932,000
3,655,000	898,000	—	150,000	4,703,000
442,000	48,000	731,000	127,000	1,348,000
1,380,000	533,000	873,000	471,000	3,257,000
176,000	646,000	877,000	—	1,699,000
4,649,000	—	—	—	4,649,000
7,284,000	—	—	—	7,284,000
909,000	361,000	554,000	215,000	2,039,000
3,324,000	—	—	—	3,324,000
4,885,000	—	—	—	4,885,000
3,888,000	646,000	646,000	215,000	5,395,000
32,443,000	**4,327,000**	**4,241,000**	**1,178,000**	**42,189,000**



Beijing APM stages regular events to attract traffic flow.



Units in Lake Dragon in Guangzhou will feature high ceilings and generous space.

Mainland Property Business

Major Projects

Residential · Shopping Centre · Office · Hotel

District		Project Name	Usage
Completed			
BEIJING	01	Beijing APM 138 Wangfujing Dajie	
SHANGHAI	02	Central Plaza 381 Huai Hai Zhong Road	
	03	Arcadia Shanghai 88 Guang Yuan Xi Road	
GUANGZHOU & PEARL RIVER DELTA			
Foshan	04	Nanhai Plaza Nanhai Avenue	
Under Development			
SHANGHAI	05	Shanghai IFC Lujiazui	
	06	Wei Fong Project	
	07	Shanghai ICC Huai Hai Zhong Road Lot 3	
GUANGZHOU & PEARL RIVER DELTA			
Guangzhou	08	Lake Dragon Huadu	
	09	The Arch Huadu	
	10	Shiling Project Huadu	
	11	Liedecun Project	
Zhongshan	12	The Woodland Zhongshan 5 Road	
OTHER CITIES			
Chengdu	13	Jovo Town Shuangliu County	
	14	Dongda Avenue Project	
Hangzhou	15	Hangzhou MIXC Qianjiang New City	
Nanjing	16	Hexi CBD Project	
Suzhou	17	Industrial Park Project	
Wuxi	18	Taihu International Community Taihu New City	




Beijing
01
02
05
07
06
03
Nanjing
Wuxi
16
18
17
Shanghai
Suzhou
15
Hangzhou
Chengdu
13
14
Guangzhou &
Pearl River Delta
08
10
11
04
09
12

Mainland Property Business

Property Investment

The Group's mainland investment properties are mainly in prime areas of key cities. Its Shanghai IFC development is destined to be a major new focus of business and finance in the city.

Shanghai IFC



Mainland Property Business

Property Investment

The Group's three-million-square-foot completed investment property portfolio on the mainland consists mainly of key projects in prime districts of Beijing and Shanghai. Despite a challenging business environment, particularly for the office rental market, leasing of the mainland rental portfolio remained satisfactory during the year.



Beijing
apm
Cartier

Beijing APM is a popular shopping mall for locals and tourists with a wide range of top international brands.

Completed Mainland Investment Properties

Beijing APM

138 Wangfujing Dajie, Beijing

(Joint venture)

Attributable gross floor area:	1 million square feet (retail) 460,000 square feet (office)
Lease expiry:	2043

Beijing APM is in the heart of Wangfujing and is well known in the city. It has a major shopping mall and over 400,000 square feet of premium offices. Both underwent major revamps in the past two years and leasing was satisfactory during the year. The mall is a popular shopping and entertainment destination with a wide collection of international retailers and food and beverage outlets for high-spending patrons. Occupancy was 90 per cent.

Central Plaza

381 Huai Hai Zhong Road, Shanghai

(80% owned)

Attributable gross floor area:	106,000 square feet (retail) 366,000 square feet (office)
Lease expiry:	2044

Central Plaza is in the busy Puxi commercial district in Shanghai, with 588,000 square feet of top-quality offices and retail space. Its prime location makes it a favourite with multinational companies and retailers. Occupancy of the office space remained high at 97 per cent amid a competitive market.



Arcadia Shanghai is in a deluxe residential area and attracts multinational executives.



A prime location makes Central Plaza in Shanghai a favourite with multinational companies and retailers.

Arcadia Shanghai

88 Guang Yuan Xi Road, Shanghai
(97% owned)

Attributable gross floor area:	**320,000 square feet**
Lease expiry:	**2064**

The Group retains one of the serviced apartment blocks at Arcadia Shanghai in Xuhui as a long-term investment. Leasing was satisfactory during the year.

Nanhai Plaza

Nanhai Avenue, Foshan
(100% owned)

Gross floor area:	**640,000 square feet**
Lease expiry:	**2045**

Nanhai Plaza is a nine-storey shopping mall in Foshan City with a gross floor area of 640,000 square feet. Tenants include a supermarket, cinema, food street and restaurants, as well as a five-level department store. Traffic flow increased after the Group had upgraded the mall and refined its tenant mix and image in the previous financial year.

Mainland Investment Properties Under Development

The Group is developing a number of investment projects at prime locations in key cities. As at June 2009, it had about six million square feet of prime offices, seven million square feet of shopping centres and two million square feet of premium hotels under development on the mainland. Most are supported by convenient transport connections and will be kept as long-term investments.

Construction of two major investment properties in Shanghai — Shanghai IFC in Lujiazui, Pudong and Shanghai International Commerce Centre in Puxi — is progressing smoothly. The completion of these projects will help build the Group's premium brand on the mainland. The Group is also developing integrated complexes in Qianjiang New City in Hangzhou, Taihu New City in Wuxi, the Suzhou Industrial Park, Liedecun in Zhujiang Xincheng, Guangzhou, Hexi CBD in Nanjing and Dongda Avenue in Chengdu, which will include shopping malls, offices or hotels. Details of these projects are covered under Major Mainland Projects Under Development on pages 50 to 59.

Property Related Businesses

Hong Kong will continue reaping the benefits of its status as a major Asian centre of finance and business. The Group will capitalize on the opportunities with new hotels in Hong Kong and on the mainland.

W Hong Kong, Kowloon Station



Property Related Businesses



The Italian restaurant Caprice at the Four Seasons Hotel in Central are acclaimed internationally with Michelin stars honoured.



Four Seasons Hotel has been a favourite of guests from all over the world.



The Royal Garden Hotel in Tsim Sha Tsui offers quality service and food.

Hotels

Hong Kong's hotel sector was affected by a combination of the global financial turmoil that began in the second half of 2008 and the more recent outbreak of swine flu. The Group's hotels nonetheless fared reasonably well in this difficult environment. Average occupancy of the Royal Garden, Royal Park, Royal Plaza and Royal View was high at 90 per cent during the year, though average room rates came under pressure, particularly in the second half of the financial year. The Group is confident of the continued success of its hotels as the economy picks up and business and leisure travellers return, given Hong Kong's role as the gateway to mainland China.

The **Four Seasons Hotel** remained Hong Kong's leading hotel in terms of room rates and revenue earned per available room, and it continued to win numerous accolades. Its Lung King Heen restaurant became the world's only Cantonese restaurant to be honoured with three Michelin stars in the new guide for Hong Kong and Macau, and Caprice won two Michelin stars. The hotel also won a coveted Mobil five-star award and was voted one of the world's top five hotels by readers of *Institutional Investor* magazine. These boost the Four Seasons' international reputation, and maintenance of its pricing position should serve it well when the economic climate improves.



The Royal Plaza Hotel in Mong Kok maintained high occupancy.



The Royal Park Hotel in Sha Tin opened new restaurants to attract guests.

The **Royal Garden Hotel**'s average occupancy edged up during the year and its food and beverage outlets performed well despite intense competition and increased costs. All the hotel's restaurants and bars remained popular. The new Le Soleil Vietnamese restaurant was recommended as a BIB Gourmand in the 2009 Michelin guide for its good value and quality.

The **Royal Park Hotel** saw a slight increase in average occupancy in the year. The global economic downturn also affected its corporate business, but its sales and marketing team has been tapping new markets in mainland China, Singapore and North America. The Royal Park opened two new restaurants in 2008 and will participate in major trade fairs on the mainland and overseas to broaden its clientele base in other markets.

The **Royal Plaza Hotel** continued to achieve good results in both room occupancy and food and beverage revenue despite difficult market conditions. Room occupancies in November and December 2008 were the highest since the hotel opened in 1997, as a result of efforts to cultivate a diversified market. The hotel has a number of strategies to address the ongoing economic uncertainty by providing good value and service.

The **Royal View Hotel** has been fuelling business growth with new elements such as offering fine dining and wedding banquets in a scenic location and poolside marriage ceremonies. The hotel also offers top service to satisfy guests, and the different room packages introduced during the year have drawn good comments.

W Hong Kong opened in August 2008 as the first W hotel in greater China. It has some of the largest guest rooms in the city and a wide variety of meeting and event space. The hotel's restaurants and top leisure facilities such as the city's highest pool and Asia's first Bliss spa helped earn it acclaim from international media, placing in the *Conde Nast Traveler* 2009 Hot List, *Travel & Leisure* 2009 It List, *High Life* (best pool) and *Surface* (best hotels of 2009). W Hong Kong is also a favourite with the local cultural community with its art, design and fashion elements.

The Group's portfolio of premium hotels will continue expanding over the next few years, both in Hong Kong and on the mainland. Construction of Ritz-Carlton at Kowloon Station will finish in 2010 and two hotels are under construction in Tseung Kwan O. On the mainland, the Group will open a first-class Ritz-Carlton at Shanghai IFC in 2010, in time to benefit from the 2010 Shanghai World Expo.



The Royal View Hotel offers innovative spa service to satisfy customers.

Property Related Businesses


green building award
環保建築大獎 2008

Property management companies won awards for their premium service in offering green and comfortable living environment for residents.

Property Management

The Group believes in putting the customer first and offering the finest products and service. Its property-management subsidiaries the **Hong Yip Service Company Limited** and **Kai Shing Management Services Limited** manage a combined 229 million square feet of residential, commercial and industrial premises containing over a quarter of a million households. The companies maintained their dedication to enhancing service quality during the year under review and won numerous awards for customer care and creating green, comfortable living environments.

Hong Yip and Kai Shing are well established in the local property-management industry, providing comprehensive and innovative service. They pioneered the idea of concierges in residential and commercial developments to offer added convenience to customers and further enhanced the service during the year under review. They provide frontline staff with professional training so that they can deliver top-notch service to residents and tenants. The companies won many awards over the year, including accolades for best employer, excellent service brand and property management. Hong Yip is the only property-management company with ISO27001 Information Security Management System certification.

The companies follow green property management principles. They run recycling programmes in the estates they oversee and use effective conservation measures to save energy and water. They employ landscaping experts to maintain lush green environments for residents. The year under review saw Hong Yip and Kai Shing gain widespread recognition for their initiatives on energy and waste reduction, environmental sustainability and green education.



The property management companies provide comprehensive Home Convenience Service for residents.



Guards perform patrol duties with dogs in office buildings for security enhancement.



Well-trained staff provide excellent service.

Hong Yip and Kai Shing manage the Group's projects and some estates for outside interests. Hong Yip has 22 outside management contracts involving over 2,000 units in 2008, including a number of up-market developments. Both Hong Yip and Kai Shing are extending their presence on the mainland with projects including The Woodland in Zhongshan and Shanghai IFC. The companies will also manage future mainland developments such as Jovo Town in Chengdu, The Arch and Lake Dragon in Guangzhou.

Premises Managed by the Group

million square feet


250
200
150
100
50
0
200
207
215
224
229
2005
2006
2007
2008
2009
Non-Residential
Residential



Room service in some estates makes life more comfortable for residents.

Property Related Businesses





The Group is building various developments with the finest quality: Park Island Phase 6 on Ma Wan (left) and Aria in Kowloon (right).

Construction

The construction division completed projects totaling 3.2 million square feet of floor area during the year, including Peak One, Sky One, Park Island Phase 6, One Hyde Park, La Grove and International Commerce Centre (ICC) Phase 2. The division achieved turnover of HK$8,804 million (on a progressive completion basis). Another HK$36 million was recorded by joint venture companies.

Major residential developments in progress include The Latitude, YOHO Midtown, Aria, and projects at Ap Lei Chau Inland Lot 129 and Kowloon Inland Lot 11146, villa developments in Kwu Tung and on Tsing Lung Tau Lot 68, as well as office developments One Harbour East in Kwun Tong, ICC Phase 3 and a Ritz-Carlton Hotel. A number of other projects involving additions and alterations are also under way.

The construction division has multiple subsidiaries operating in related businesses: the Everlight Engineering Company Limited, Everfield Engineering Company Limited, Eversun Engineering Company Limited, Aegis Engineering Company Limited, and Sanfield Landscape Company Limited. They provide various construction-related services to the Group and outside clients, including electrical and fire prevention systems, construction plant and machinery and landscaping. The division also supplies concrete to the Group and external contractors through an associate Glorious Concrete (HK) Limited.

Financial Services

The financial services division is made up of the Hung Kai Finance Company Limited and Honour Finance Company Limited. It offers mortgage servicing, home mortgages, deposit taking and other services to support the Group's property development business. The division remained profitable despite a downturn of the economy.

Insurance

Sun Hung Kai Properties Insurance Limited celebrated its 30th anniversary this year. The global financial turmoil that began in 2008 had a negligible impact on the company during the year under review. Its turnover slightly dropped as compared with previous year but registered a higher overall profit. The company continues to aim for steady growth through the diversification of products and strengthening market distribution channels.

Telecommunications and Information Technology


SmarTone
vodafone

SmarTone acquired new spectrum for future business development and better-quality service.



SUNeVision's iAdvantage provides world-class data centre facilities and service.

Telecommunications

Intense price competition in the Hong Kong telecommunications market and the global economic downturn precipitated a notable decline in profit during the year under review for **SmarTone** as service revenue decreased.

SmarTone expanded into the fixed broadband market by leveraging on its superior HSPA network and distribution channel in Hong Kong. This innovative service enables everyone at home to be online at the same time. Market response has been encouraging since the debut in May 2009.

The upgrade of SmarTone's core network to all-IP continued during the year under review. The company acquired additional spectrum in the 1800 MHz frequency band at an auction in June 2009. Together with the existing spectrum, the implementation of 4G LTE on 1800 MHz offers the benefits of superior radio in-building coverage compared with implementing 4G LTE on 2500/2600 MHz.

Compelling and differentiated service propositions, superior network performance and strong financial position enable SmarTone to meet customers' total communications needs spanning the mobile, fixed-line and broadband markets. The Group remains confident in the prospects for SmarTone and will continue to hold its stake in the company as a long-term strategic investment.

Information Technology

SUNeVision continued to be profitable during the year. Revenue increased by 28.5 per cent over the previous financial year, as a result of higher income from its data centre and last-mile connectivity businesses.

iAdvantage carried on investing in quality infrastructure and reinforced its leading market position in carrier-neutral data centre facilities and service to meet the increasingly stringent requirements of global financial firms, telecommunications and IT providers, multinational corporations and the public sector. Overall data centre occupancy was approximately 77 per cent.

The company's last mile connectivity and property-related technology businesses continued to deliver quality services.

Transportation, Infrastructure and Logistics



Transport International Holdings provides premium service with its modern bus fleet and well-trained staff.



Route 3 (CPS) is a convenient link for commuters. Traffic remained steady.

Franchised Bus Operation

Transport International Holdings Limited (TIH) is a publicly-listed company that is primarily a franchised public bus operator in Hong Kong. The Group owns 33.3 per cent of TIH. Its franchised bus operations in Hong Kong have been affected by intensifying competition from rail lines, higher unemployment rates and the economic downturn. The easing of oil prices from the record high in mid 2008 offered some relief, but renewed increases in recent months have again dented the company's financial performance. On a positive note, TIH retains the financial strength to pursue diversification into related business. TIH owns a 73 per cent interest in RoadShow Holdings Limited, which is primarily engaged in media sales in Hong Kong and on the mainland.

Toll Road

The Group has a 70 per cent interest in the Route 3 (CPS) Company Limited. The company operates the strategic north-south expressway between Yuen Long and Ting Kau under a 30-year build-operate-transfer franchise that runs to 2025.

The dual three-lane expressway consists of the 3.8-kilometre Tai Lam Tunnel and 6.3-kilometre Tsing Long Highway. It provides a direct link from Lok Ma Chau and the northwest New Territories to the container ports in Kwai Chung, Hong Kong International Airport, Disney theme park and the urban areas. It alleviates traffic congestion on Tuen Mun Road and the Tolo Highway, and provides a faster, safer and more convenient link for commuters. Traffic and revenue remained steady during the year.


Admiralty Car Park
Wilson
Parking

The Wilson Group manages over 400 car parks with 137,000 bays in Hong Kong.



Wilson Parking obtained ISO certification from the Hong Kong Quality Assurance Association for its Integrated Management system.

Transport Infrastructure Management

The Group's 100 per cent ownership of the **Wilson Group** gives it an important stake in Hong Kong's car parking industry and tunnel, bridge and tollway infrastructure.

Wilson Parking is in its 25th year and is an industry leader with its superior performance and excellent service record. The company secured several new public and private parking contracts that boosted its market share to 414 car parks and 137,000 bays. Its recent agreement with CLP Power to install charging stations in car parks for electric vehicles leads the way in Hong Kong. Wilson Parking also obtained ISO certification from the Hong Kong Quality Assurance Association for its Integrated Management system.

The Wilson Group's transport infrastructure business has managed and maintained the Tsing Ma Control Area since this strategic link opened, and its tollways division was awarded the contract to carry out the same duties in the adjacent Tsing Sha Control Area. The Sha Tin to Cheung Sha Wan section of this new road has already opened and the Cheung Sha Wan to Tsing Yi section is scheduled to open by late 2009. Other key tollways under Wilson Group management include the 10.1km Route 3 (Country Park Section).

Parking Systems and SkiData Parking Systems supply a full range of equipment. Parking Systems won a contract to supply the Hong Kong Police with its first tripod speed enforcement cameras during the year, and Autotoll (50 per cent owned by the Wilson Group) remained the leader in automatic toll collection.

The Wilson Group continues to expand its mainland China and Macau business, providing equipment and car park management for Shanghai IFC and a people-access system for Macau's City of Dreams. Autotoll has also formed a joint-venture company in Guangdong to provide telematics and intelligent transport solutions in mainland China.

Port Business

The Group owns 50 per cent of the River Trade Terminal Company Limited. The facility occupies a 65-hectare site in Tuen Mun with 49 berths along 3,000 metres of quay front. The company provides container handling and storage, a container freight station and other port-related services. It is an important hub for river trade vessels in the Pearl River Delta, handling over two million TEUs in 2008.

The Group also owns the Hoi Kong Container Services Company Limited in Kwai Tsing. The company is a leading midstream operator in Hong Kong, managing a 3.3-hectare terminal with four berths that provide cost-effective and comprehensive container-related handling service to intra-Asia shipping lines. Hoi Kong processed close to a million TEUs in 2008.

Transportation, Infrastructure and Logistics


HKBAC
AirMed

Planning for a third hangar at the Hong Kong Business Aviation Centre is progressing well.


AIRPORT FREIGHT FORWARDING CENTRE

The Airport Freight Forwarding Centre maintained steady revenue and operating profit.

Airport Transport and Logistic Business

The Airport Freight Forwarding Centre Company Limited operates a premier air freight facility at Hong Kong International Airport with over 1.5 million square feet of warehouse space and offices. Despite the world-wide contraction in air cargo shipments during the year, the company maintained steady revenue and operating profits.

The company is conveniently located next to the two existing air cargo terminals. Major infrastructure projects being planned, in particular the Hong Kong-Zhu Hai-Macau bridge and related roads linking the airport with Tuen Mun, can only enhance its attractiveness for the world's leading freight forwarders and logistics companies as the global economy recovers.

Sun Hung Kai Logistics Holdings Limited and Expresslink Logistics Limited are Group subsidiaries offering comprehensive and efficient air cargo support services such as palletization, storage, collection and delivery.

The Hong Kong Business Aviation Centre Limited holds the franchise to serve private aircraft flying in and out of Hong Kong. Flight movements in this past year declined with the weakened world economy, but prospects for growth are good. Therefore, negotiations with the Hong Kong Airport Authority for the construction of a third hangar continue. The Group owns 35 per cent of the company.

Waste Management

The Group contributes to environmental protection through its 20 per cent ownership of Green Valley Landfill Limited and South China Transfer Limited. Both companies work to provide a cleaner and greener environment for the community.

Green Valley has the capacity to handle 43 million cubic metres of waste at the 100-hectare South East New Territories Landfill it operates in Tseung Kwan O. The company is working with the Hong Kong and China Gas Company Limited to construct a landfill gas plant that will transform gas produced at the landfill site into usable fuel for a greener environment for Hong Kong. The project is tentatively scheduled to be commissioned in 2012.

South China operates the largest refuse transfer station on Stonecutters Island, processing 2,600 tonnes of waste per day. It also operates a new grease trap treatment facility. The facility can process 400 tonnes of grease per day from restaurants and grease collectors. The processing yields a by-product of industrial-grade biofuel.

Corporate Finance

The Group's strong financial position is evident from its low gearing and high multiple of interest coverage. Net debt to shareholders' funds stood at a low 15.2 per cent as at June 2009. This and over HK$10,000 million in cash from Hong Kong property sales to be received before the middle of 2010 will further strengthen the Group's financial position for long-term development.

All the Group's funding arrangements were well received, including RMB bank loans on the mainland. The Group was able to renew its credit lines and acquire ample new facilities at very favourable terms despite the volatile market, so it continued to maintain substantial stand-by banking facilities on a committed basis to meet business requirements. The Group has issued some HK$2,938 million in three-to-ten year bonds through its Euro Medium Term Note programme so far this year, to extend its debt maturities and funding sources.

The overwhelming majority of the Group's borrowings are denominated in Hong Kong dollars, so they carry minimal foreign exchange risk. In keeping with its conservative financial policies, the Group has not entered into any derivative or structured-product transactions for speculative purposes.

The Group has consistently maintained its high credit ratings; A1 with a stable outlook from Moody's and A with a stable outlook from Standard & Poor's. These are the highest ratings among local developers, reflecting the Group's robust financial position.

Credit Ratings	**Foreign currency**	**Local currency**	**Outlook**
Moody's	A1	A1	Stable
Standard & Poor's	A	A	Stable

Customer Service

The Group puts customers first. It is dedicated to offering the finest property management service and listening to what people want, as well as providing harmonious, green environments to promote healthy living.

Farm plots in some Group residences



Customer Service


Latitude
新地會
首5名新地會會員
新地會


The SHKP Club offers members a wide range of property-related activities and privileges, including popular show flat previews in Hong Kong and mainland.

The Group believes in providing the finest service to its customers and introducing innovative ideas in response to the changing marketplace. This pursuit of excellence has earned it a trusted reputation for quality.

The Group offers customers trend-setting products and services. It emphasizes two-way communication; collecting feedback through different channels including regular customer surveys and the Group's online forum that allows people to offer their opinions and make enquiries at any time. The Group has a designated team to respond to feedback, and it considers worthwhile suggestions for improvement. It also encourages staff to enhance service quality and all-round customer satisfaction.



Concierge service in the Group's commercial properties is praised by tenants.


新地會

Regular opinion surveys help the Group track market trends.



New flats are checked by a professional team to ensure that fittings and finishes meet the highest standards before buyers take possession.



Comprehensive and caring handover service earns high praise from owners.

With stringent monitoring of the whole construction process, the Group ensures that the homes it builds are of the finest quality. It has inter-departmental teams to provide comprehensive service and check on new flats to make sure they meet exacting standards before owners take possession, reflecting the concern for customers. The Group's property-management subsidiaries Hong Yip and Kai Shing provide innovative service in response to market trends, in a new approach to property management in Hong Kong. These include the popular Home Convenience Service and other customer-oriented services. The two companies are highly praised and won numerous awards from professional organizations and the media during the year.

The Group offers premium service in its mainland properties to enhance quality of life, along with specialized services in response to different market needs. These are highly appreciated by mainland customers and have received awards from government authorities.

Stationing concierges in its office developments in recent years, the Group provides comprehensive and innovative quality service, earning extensive acclaim. It was the first with customer care ambassadors in its shopping centres over ten years ago, setting the standard for Hong Kong malls. A customer care ambassador poll during the year drew enthusiastic participation from shoppers.

The SHKP Club was established 13 years ago to facilitate effective communication between the Group and the market, and it now has over 290,000 members. The Club offers members property information and updates, exclusive previews of the Group's newest properties and property discounts, all of which are highly appreciated. The Club will continue to refine its service quality, collect customer feedback, enhance communications and offer tailor-made service to its members.



Shopping centres provide recycled bags to customers in response to community wishes.



Regular activities in Group estates promote better communication with residents.

Corporate Governance

Maintaining high standards of business ethics and corporate governance has always been one of the Group's prime tasks. It believes that conducting the Group's businesses in an open and responsible manner and following good corporate governance practices serve its long-term interests and those of its shareholders by maximizing returns. Details of the Group's investor relations initiatives and the recognition it has received for good management and corporate governance are set out under Investor Relations on page 84.

Corporate Governance Practices

Rigorous standards of corporate governance enhance the Group's accountability and transparency, earning the confidence of shareholders and the public. The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year under review, except that upon the resignation of an Independent Non-Executive Director, who was also a member of the Remuneration Committee, on 1 February 2009, the Remuneration Committee comprised one Independent Non-Executive Director and one Non-Executive Director as members. Following the re-designation of a Director to an Independent Non-Executive Director and his appointment as a member of the Remuneration Committee on 19 March 2009, the Company complies with the code provisions in the Code.

The Board of Directors of the Company (the "Board") continues to monitor and review the Group's corporate governance practices to ensure compliance.

Board of Directors

Composition

The Board currently has 18 Directors – eight Executive Directors, six Non-Executive Directors and four Independent Non-Executive Directors. Further details of the composition of the Board are set out on page 2. All Directors give sufficient time and attention to the Group's affairs. The Board believes that the balance between Executive and Non-Executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Group.

Non-Executive Directors provide the Group with diversified expertise and experience. Their views and participation in Board and committee meetings bring independent judgment and advice on issues relating to the Group's strategies, performance, conflicts of interest and management process, to ensure that the interests of all shareholders are taken into account.

In compliance with Rule 3.10 of the Listing Rules, the Company currently has four Independent Non-Executive Directors and at least one of them has appropriate professional qualifications or accounting or related financial management expertise. The Company has received from each Independent Non-Executive Director a confirmation of his independence, and the Company considers such Directors to be independent in accordance with each and every guideline set out in Rule 3.13 of the Listing Rules. No Independent Non-Executive Director has served the Company for more than nine years.

Independent Non-Executive Directors are identified as such in all corporate communications containing the names of the Directors.

Madam Kwong Siu-hing is the mother of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond, who are brothers. Also Madam Kwong is the sister of Mr. Kwong Chun. Besides, Sir Po-shing Woo is the father of Mr. Woo Ka-biu, Jackson, an Alternate Director of the Company. Save as disclosed above, there are no family or other material relationships among members of the Board.

Board Meetings

The full Board met in person on four regular occasions during the year ended 30 June 2009. The Directors discussed and approved overall strategies for the Group, monitored financial performance and discussed the annual and interim results, as well as other significant matters at the Board meetings. Business and operational matters are delegated to the management.

At least 14 days' notice of all regular Board meetings is given to all Directors, and all Directors are given the opportunity to include matters for discussion in the agenda. An agenda and accompanying Board papers are sent to all Directors at least three days in advance of every regular Board meeting or committee meeting.

The Company Secretary assists the Chairman in preparing the agenda for the meeting and ensures that all applicable rules and regulations regarding the meetings are followed. He also keeps detailed minutes of each meeting, which are available to all Directors.

The attendance record of the Board meetings held during the year ended 30 June 2009 is set out below:

Directors	Meetings attended/ Total
Executive Directors	
Kwok Ping-kwong, Thomas	4/4
Kwok Ping-luen, Raymond	4/4
Chan Kai-ming	4/4
Chan Kui-yuen, Thomas	3/4
Kwong Chun	4/4
Wong Yick-kam, Michael	4/4
Wong Chik-wing, Mike	4/4
Chan Kwok-wai, Patrick (appointed on 8 July 2009)	N/A

Directors	Meetings attended/ Total
Non-Executive Directors	
Kwong Siu-hing	3/4
Lee Shau-kee	3/4
Kwok Ping-sheung, Walter	2/4
Woo Po-shing	4/4
Kwan Cheuk-yin, William	4/4
Lo Chiu-chun, Clement	2/4
Independent Non-Executive Directors	
Yip Dicky Peter	4/4
Wong Yue-chim, Richard	3/4
Cheung Kin-tung, Marvin	2/4
Li Ka-cheung, Eric (re-designated on 19 March 2009)	4/4
Chung Sze-yuen (resigned on 1 February 2009)	1/2

All Directors have access to relevant and timely information, and they can ask for further information or retain independent professional advisors if necessary. They also have access to the advice and services of the Company Secretary, who is responsible for providing Directors with Board papers and related materials and ensuring that Board procedures are followed. Where queries are raised by Directors, steps would be taken to respond as promptly and fully as possible.

Should a potential conflict of interest involving a substantial shareholder or a Director arise, the matter will be discussed in a physical meeting, as opposed to being dealt with by written resolution. Independent Non-Executive Directors with no conflict of interest will be present at meetings dealing with such conflict issues. Board committees, including the Executive, Audit, Remuneration and Nomination Committees, all follow the applicable practices and procedures used in Board meetings for committee meetings.

Chairman

Madam Kwong Siu-hing serves as the Chairman of the Board. The Chairman is primarily responsible for leading the Board and ensuring that it functions effectively and smoothly. Directors are encouraged to participate actively in all Board and committee meetings.

Messrs. Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond are the Vice Chairmen and Managing Directors of the Company. The roles of the Chairman and the Managing Directors are separate and performed by separate individuals.

Training and Support for Directors

All Directors must keep abreast of their collective responsibilities. Newly appointed Director would receive an induction package covering the Group's businesses and the statutory and regulatory obligations of a director of a listed company. The Group also provides briefings and other training to develop and refresh the Directors' knowledge and skills. The Group continuously updates Directors on the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and enhance their awareness of good corporate governance practices. Circulars or guidance notes are issued to Directors and senior management where appropriate, to ensure awareness of best corporate governance practices. During the year under review, a seminar in respect of handling price sensitive information and the new amendments to the Listing Rules was organized for Directors in order to update the Directors on the latest development of compliance issues.

Compliance with Model Code

The Company follows the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules (the "Model Code") as the code of conduct for Directors in their dealings in the Company's securities. Having made specific enquiry with Directors, all Directors confirmed that they have fully complied with the Model Code during the year ended 30 June 2009.

Executive Committee

The Executive Committee was established in 1977 and consists of all Executive Directors as members.

The Executive Committee meets regularly and is primarily responsible for formulating business policies, making decisions on key business issues and policies, facilitating the approval of certain corporate actions and exercising the powers and authority delegated by the Board in respect of matters which arise between regularly scheduled Board meetings.

Remuneration Committee

The Remuneration Committee was established in June 2005. Professor Wong Yue-chim, Richard, an Independent Non-Executive Director, was appointed as chairman of the Committee on 19 March 2009 following the resignation of Sir Sze-yuen Chung on 1 February 2009. Other members of the Committee are Mr. Lo Chiu-chun, Clement and Dr. Li Ka-cheung, Eric, who was appointed as a member of the Committee on 19 March 2009. All existing members are Non-Executive Directors and the majority of them are Independent Non-Executive Directors.

The Remuneration Committee is responsible for formulating and recommending remuneration policy to the Board, determining the remuneration of Executive Directors and members of senior management and reviewing and making recommendations on compensation-related issues. The Committee consults with the Chairman and/or Vice Chairmen on its proposals and recommendations if necessary, and also has access to professional advice if deemed necessary. The Committee is also provided with sufficient resources enabling it to discharge its duties. The Remuneration Committee's specific terms of reference are posted on the Group's website.

The Remuneration Committee held two meetings during the year ended 30 June 2009. The attendance record of each member is set out below:

Committee members	Meetings attended/ Total
Wong Yue-chim, Richard (appointed as Chairman on 19 March 2009)	1/2
Lo Chiu-chun, Clement	2/2
Li Ka-cheung, Eric (appointed on 19 March 2009)	1/1
Chung Sze-yuen (ceased on 1 February 2009)	1/1

The Remuneration Committee reviewed matters relating to the fees and remuneration for Directors and senior management, as well as discussed the Group's remuneration policy.

Nomination Committee and Appointment of Directors

The Nomination Committee was established in June 2005 and is chaired by Professor Wong Yue-chim, Richard, an Independent Non-Executive Director. Other members of the Committee are Messrs. Kwan Cheuk-yin, William and Yip Dicky Peter. All members are Non-Executive Directors and the majority of them are Independent Non-Executive Directors.

The Nomination Committee is responsible for formulating policy and making recommendations to the Board on nominations, appointment of Directors and Board succession. The Committee develops selection procedures for candidates, and will consider different criteria including appropriate professional knowledge and industry experience, as well as consult external recruitment professionals when required. The Committee also reviews the size, structure and composition of the Board and assesses the independence of Independent Non-Executive Directors. The Committee is provided with sufficient resources enabling it to discharge its duties. The Nomination Committee's specific terms of reference are posted on the Group's website.

The Nomination Committee held a meeting during the year ended 30 June 2009. The attendance record of each member is set out below:

Committee members	Meeting attended/ Total
Wong Yue-chim, Richard	1/1
Kwan Cheuk-yin, William	1/1
Yip Dicky Peter	0/1

The Nomination Committee discussed and reviewed the Board composition of the Company as well as other related matters. In addition, the Committee recommended the re-designation of two Directors and the appointment of an Executive Director to the Board for approval during the year under review.

In accordance with the Articles of Association of the Company, one-third of the Directors are required to retire from office by rotation and are eligible for re-election at each annual general meeting (the "AGM") and each Director should be subject to retirement by rotation at least once every three years. Non-Executive Directors are subject to a term of approximately two years commencing from the date of the AGM at which they are re-elected and expiring at the commencement of the AGM to be held two years thereafter, and they shall be eligible for re-election at that AGM upon the expiry of their term of office.

Audit Committee and Accountability

The Board is responsible for presenting a balanced and clear assessment of the Group's performance and prospects. The Directors also acknowledge their responsibility for preparing the accounts that give a true and fair view of the Group's financial position on a going-concern basis and other price-sensitive announcements and other financial disclosures. Management provides all relevant information and records to the Board, giving it the relevant information it needs to discharge these responsibilities.

In compliance with Rule 3.21 of the Listing Rules, an Audit Committee was established in 1999 and is chaired by Dr. Cheung Kin-tung, Marvin, an Independent Non-Executive Director. Other members of the Committee are Mr. Yip Dicky Peter and Dr. Li Ka-cheung, Eric. All members are Independent Non-Executive Directors.

No former partner of the Company's existing auditing firm acted as a member of the Audit Committee within one year from ceasing to be a partner or having any financial interest in the auditing firm.

The duties of the Audit Committee include:

- reviewing the financial statements of the Group's annual reports and accounts, and half-yearly reports before submitting them to the Board;
- reviewing the Group's financial control, internal control and risk management systems;
- ensuring that management has fulfilled its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget;
- considering findings of major investigations of internal control matters;
- reviewing the internal audit programme and ensuring the internal audit function is adequately resourced and effective;
- reviewing the Group's financial and accounting policies and practices;
- reviewing the external auditor's management letter and questions raised by the auditor to management, and management's response to such questions;
- reporting to the Board on matters relating to the Code;
- meeting with the external auditor to discuss issues regarding audit if considered necessary (and in the absence of management if appropriate).

The Audit Committee is provided with sufficient resources enabling it to discharge its duties. The Audit Committee's specific terms of reference are posted on the Group's website.

The Audit Committee held five meetings during the year ended 30 June 2009. The attendance record of each member is set out below:

Committee members	Meetings attended/ Total
Cheung Kin-tung, Marvin	5/5
Yip Dicky Peter	5/5
Li Ka-cheung, Eric	5/5

There was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee reviewed the interim and final results of the Group as well as discussed and approved financial and other reports for the year under review. The Committee also reviewed the Group's internal audit activities and discussed audit plans for the year ended 30 June 2009.

The Audit Committee monitors the audit and non-audit services rendered to the Group by its external auditors and ensures their engagement in other non-audit services will not impair their audit independence or objectivity. An independence confirmation has been obtained from Deloitte Touche Tohmatsu which confirms that for the year ended 30 June 2009 and thereafter to the date of this Annual Report, they are independent of the Group in accordance with the independence requirements of the Hong Kong Institute of Certified Public Accountants.

The fees in respect of audit and non-audit services provided to the Company and its subsidiaries by Deloitte Touche Tohmatsu for the year ended 30 June 2009 amounted to approximately HK$10.8 million and HK$3 million respectively. The non-audit services mainly consist of taxation, review and other reporting services.

Internal Control

The Board has overall responsibility for maintaining sound and effective internal control systems to safeguard the Group's assets and stakeholders' interests, as well as for reviewing the effectiveness of these systems. The Board conducts regular reviews of the Group's internal control system. The system is designed to provide reasonable, but not absolute, assurance against misstatement or loss, and to manage risks of failure in the Group's operational systems.

The system includes a well-established organizational structure with clearly defined lines of responsibility and authority, which is designed to safeguard assets from inappropriate use, maintain proper accounts and ensure compliance with regulations.

The Board conducted a review of the Group's internal control system for the year ended 30 June 2009, including financial, operational and compliance controls, and risk management functions. The Board assesses the effectiveness of internal control by considering reviews performed by the Audit Committee, executive management and both internal and external auditors. The annual review also considers the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget.

The Internal Audit Department follows a risk-and-control-based approach. Different audit areas are assigned risk ratings and an audit plan is formulated in a risk-weighted manner so that priorities and appropriate audit frequency is given to areas with higher risks. The department performs regular financial and operational reviews on the Group. Summaries of major audit findings and control weaknesses, if any, are reviewed by the Audit Committee. The Internal Audit Department monitors the follow-up actions agreed upon in response to its recommendations.

Delegation by the Board

The Board directs and approves the Group's overall strategies. Given the diversity and volume of the Group's businesses, responsibilities for execution and daily operations are delegated to the management. The Board gives clear directions as to the powers of the management, and periodically reviews the delegations to the management to ensure that they are appropriate and continue to be beneficial to the Group as a whole.

All committees have specific terms of reference clearly defining their powers and responsibilities. All committees are required by their terms of reference to report to the Board in relation to their decisions, findings or recommendations, and in certain specific situations, to seek the Board's approval before taking any action.

Shareholder Relations

The Company follows a policy of disclosing relevant information to shareholders in a timely manner. The Company's AGM allows the Directors to meet and communicate with shareholders. The Company ensures that shareholders' views are communicated to the Board. The Chairman proposes separate resolutions for each issue to be considered. Members of the Audit, Remuneration and Nomination Committees also attend the AGM to answer questions from shareholders.

AGM proceedings are reviewed from time to time to ensure that the Company follows best corporate governance practices. The notice of AGM is distributed to all shareholders at least 20 clear business days prior to the AGM and the accompanying circular also sets out details of each proposed resolution and other relevant information as required under the Listing Rules. The chairman of the AGM exercises his power under the Articles of Association of the Company to put each proposed resolution to the vote by way of a poll. The procedures for demanding and conducting a poll are explained at the beginning of the meeting. Voting results are posted on the Group's website on the day of the AGM.

Investor Relations


ASIAMONEY
AWARDS
2009

Vice Chairman and Managing Director Raymond Kwok (left) receives the Best Company in Asia for Corporate Governance award from Asiamoney.

Staying at the forefront of best investor relations is a priority for the Group, and it maintains high transparency and effective accountability mechanisms in every aspect of its business.

A commitment to the timely disclosure of relevant corporate information includes annual and interim reports, press releases and periodicals, all of which can be found on the Group's Internet site www.shkp.com. The Group also holds press conferences, analyst briefings and investor meetings immediately after results are announced, with directors and senior management present to answer questions. Post-results analyst briefings are webcast over the Internet for added convenience and transparency.

In addition to frequent meetings with analysts and investors, other investor relations initiatives include participating in large-scale conferences, giving presentations and hosting non-deal overseas road shows. All these help investors better understand the Group's business strategy and the local property market in general. The Group also organized priority visits for the investment community to various new projects during the year under review, including first-hand looks at the quality and luxury of The Cullinan and W Hong Kong.

The Group was widely acclaimed by international financial magazines for its high quality of management and corporate governance over the years, reflecting its seasoned management team, effective investor relations and high standards of corporate governance.

Major Investor Relations Events in 2008/09 Financial Year

Date	Event
2008	
September	• 2007/08 annual results announcement — Press conference — Analyst briefing — Post-results meetings with fund managers • Investors' corporate day in Hong Kong • Investors' forum in Hong Kong • UK non-deal road show
November	• Investors' conference in Singapore
2009	
January	• Investors' conference in Shanghai • Investors' luncheon in Hong Kong • Visit to W Hong Kong for analysts and fund managers
February	• Visit to The Cullinan show flats for analysts and fund managers
March	• 2008/09 interim results announcement — Press conference — Analyst briefing — Post-results meetings with fund managers • Investors' conference in Hong Kong
May	• Two investors' corporate days in Hong Kong



Executive Director Michael Wong (right) accepts the Asia's Best Shareholder-Friendly Property Company award from Institutional Investor.

Communications with the Investment Community in 2008/09 Financial Year


26%
3%
29%
42%
About 1,450
Participants

- Meetings and Conference Calls
- Post-results Briefings and Meetings
- Investor Conferences/Forums
- Overseas Road Shows

Awards

2008/09 Financial Year

- Eleven awards in *Asiamoney's* Corporate Governance Poll including Best Company in Asia for Corporate Governance, Best Overall for Corporate Governance in Hong Kong, Best for Disclosure and Transparency, Best for Responsibilities of Management and the Board of Directors, Best for Shareholder's Rights and Equitable Treatment, Best for Investor Relations in Asia and Best Investor Relations Officer in Hong Kong for fourth year running
- Named Best Managed Company (Property) in Asia, Best for Corporate Governance and Most Convincing and Coherent Strategy in Hong Kong by *Euromoney* magazine
- Named Asia's Best Shareholder-Friendly Property Company by *Institutional Investor* magazine
- Best Corporate Governance award from *The Asset* magazine
- Named Hong Kong's Best Managed Company by *FinanceAsia* magazine
- The highest Platinum honour in the *Readers' Digest* Trusted Brand Awards


Sun Hung Kai Properties Limited
Q & A session

Briefings for the investment community after results announcements are an effective way to maintain good investor relations.

Corporate Social Responsibility

Environmental Protection and Promotion



The Group has professional landscapers to plan the green spaces and create premium living environments.

The Group is committed to environmental protection. It makes efficient use of resources, promotes green awareness within the company, follows eco-friendly construction and management practices and supports community events to build a green living environment.

Green concerns are taken into account in planning, design, material sourcing, construction and landscaping, and the Group adheres to policies for saving energy and preserving the environment. These efforts are widely praised. The Group was the only developer to receive an Eco-Business award from *Prime* magazine for three consecutive years in recognition of its achievements.


香港企業環保成就獎
Hong Kong Enterprise Environmental Achievement Award
2008

Project Manager Au Yeung Siu-keung (left) accepts an Environmental Achievement award from the Hong Kong Environmental Protection Association.

Creating harmonious living environments is the Group's principle. It has professional landscapers to design innovative green spaces in estates, which are maintained by the property management companies to offer residents green environments.

Hong Yip and Kai Shing implement eco-friendly measures in the estates they manage, such as reducing waste and staging green events to encourage residents to practice conservation. Many of the Group's residential estates have Green Mark certification from the Hong Kong Q-Mark Council. The Group also promotes green living by providing garden plots in some estates so that residents can enjoy farming in the bustling city.

The Group's residential estates won over 20 Best Landscape awards from the Leisure and Cultural Services Department this year, thanks to the efforts of Kai Shing and Hong Yip's horticulturalists. The green measures in place at Park Island earned it a gold award in the Property Management sector of the 2008 Hong Kong Awards for Environmental Excellence from the Environmental Campaign Committee.



Roof gardens at KCC offer relaxing space for tenants.


Recycle Bin

The Group provides recycling facilities in its estates to encourage residents to care about the environment and live a greener life.

Kowloon Commerce Centre (KCC) of the Group was built with eco-friendly techniques and materials and features green spaces and roof gardens. It was given LEED (Leadership in Energy and Environmental Design) gold pre-certification by the US Green Building Council for meeting international environmental standards. International Commerce Centre at Kowloon Station also gained recognition for its achievements in green site management. Some of the Group's malls provide free grease recycling for tenants as part of their efforts to safeguard the environment.

The Group supports environmental protection in other ways and takes part in activities held by conservation groups, such as the Lights Out organized by Friends of the Earth and the annual Green Power Hike fundraiser, to raise public awareness of environmental issues. It incorporates green measures in its internal operations by saving energy in offices, minimizing the use of paper, using energy-saving light bulbs, producing recyclable bags and printing corporate publications on recycled paper.



Activities staged in shopping malls promote green awareness.



Second-hand items exchange carnivals in Group estates receive good support from residents.

Corporate Social Responsibility

The Group and the Community


新地義工Team力量
第六屆義工嘉許禮
以 心 建 家

The Group encourages staff to do community service. Vice Chairman and Managing Director Raymond Kwok (middle, second row) and Executive Director Michael Wong and Executive Director and Chief Financial Officer Patrick Chan (fifth left and fifth right, second row) at SHKP Volunteer Team Recognition Day.

The Group believes in 'building homes with heart' and corporate social responsibility. It sponsors a wide range of charitable and educational activities, encourages reading and writing and helps the less fortunate with numerous initiatives to foster a harmonious community and a healthy family life.

The Group cares for society and plays an active role in promoting a cohesive society. Its Noah's Ark at Ma Wan Park has different facilities and activities that promote love and harmony and themes of love of life, family and the Earth. Free tours organized by the Group and welfare groups have taken over 10,000 of the less fortunate in Hong Kong to visit the Ark.

The SHKP Book Club continues to promote reading and writing with competitions and seminars and a free literary magazine. It held a second Young Writers' Debut Competition this year, which drew a large number of submissions. The winning entries showed great creativity. The Book Club also organized a writing marathon at this year's Hong Kong Book Fair to encourage an interest in writing. It took underprivileged children to the book fair and sponsored them to buy books of their choice.


香港公益金

Executive Director KM Chan (right) receives the Top Donor of the Year certificate from President of The Community Chest Selina Tsang (left).


新地會愛家知音人大行動
新鴻基地產
新地會

The SHKP Club staged an Understand Your Loved Ones campaign to encourage family communication and social harmony.


愛心方舟
生命方舟
NOAH'S ARK
挪亞方舟

Vice Chairman and Managing Director Thomas Kwok, Secretary for Development Carrie Lam and Ma Wan Park Advisory Committee Chairman Moses Cheng (second row, fifth, fourth and third right) and guests with voluntary students and bereaved children at Noah's Ark.

The SHKP Club encourages happy, healthy families. The Club's Understand Your Loved Ones campaign this year included competitions, seminars and workshops to encourage family communication and enhance relationships. The campaign was well received by Club members and the community.

The Group maintains its efforts to help talented students in Hong Kong and on the mainland. It has scholarship programmes to support Hong Kong youngsters on local and overseas studies, and the SHKP-Kwok's Foundation funds scholarships at various mainland universities. Concern for young people has led the Group to back several projects for teenager. It works with Breakthrough to provide training to secondary five students who did poorly in Hong Kong Certificate examinations, to help them gain self-confidence and set goals for their lives. The Group also participates in the Business/School Partnership programme, which pairs companies and secondary schools to teach students about the commercial sector and fostering entrepreneurship.

Staff are encouraged to get involved in the community. The 1,400-member SHKP Volunteer Team collaborated with various voluntary agencies during the year, contributing members' time and expertise to help different groups. Projects included helping seniors in a public housing estate relocate and participating in community projects to encourage positive thinking during the economic downturn. The Volunteer Team has been given awards by a number of non-profit organizations.

The Group motivates its staff to join fundraising activities. It won a Top Fundraising Corporation award for the Community Chest Marathon for the fourteenth consecutive year and was third Community Chest Top Donor in the companies, organizations and individuals category. The Group and many of its related companies have earned the right to use the Hong Kong Council of Social Service Caring Company logo for seven straight years, for their contributions to the community.


新鴻基地產
新地2009

The SHKP Book Club sponsored children from low-income families to visit the Hong Kong Book Fair for second year. Executive Director Mike Wong (right) officiated at the kick-off ceremony with guests.



The Group stages activities to raise interest in culture and art among the young generation.

Corporate Social Responsibility

Staff Development and Personal Growth



Regular seminars update staff on market trends.


Bradley
T. Gale
Managing
Customer
Value

The Training Library stocks a wide range of learning materials for staff.

The Group provides staff at all levels with a wide range of training programmes for development. It put on courses for over 10,000 attendees during the year, on topics including leadership skills, communication, business strategy, China-related matters, customer service, languages, personal development and technical skills. The Group employs over 31,500 staff.

Tailored support and individual coaching are given to high-potential staff. The Management Trainee and Engineering/Surveying/Architectural Trainee programmes are continually inducting high-caliber graduates from leading local, mainland and overseas universities.

Managerial staff attend seminars on leadership skills and business strategy conducted by leading experts and overseas academics. Senior managers are able to attend programmes at Harvard University to develop global perspectives. New managerial staff receive training in supervisory skills so they can effectively carry out their responsibilities.

Managerial staff in mainland offices are trained in people management skills to effectively lead the Group's China team. Corporate orientation programmes help new local staff better understand the Group's business and culture. Selected mainland staff take short-term training in Hong Kong to learn the Group's values and practices. Hong Kong staff are kept abreast of the latest developments in China with various seminars. Experienced Hong Kong staff are seconded to mainland offices to impart Hong Kong practices to mainland staff.

Regular seminars and workshops help cultivate staff with a strong service mindset and sharpen their skills for communicating with customers. A Service Excellence programme for property management that has been running since 1999 continues to elevate service standards among frontline staff. Intensive on-the-job coaching is given to staff in commercial buildings and shopping malls to expand their knowledge and polish service skills. Leasing and sales staff take structured training courses to enhance their professionalism.

The Group has a green web page on its intranet and an e-platform for various employee benefits and training administration. Briefing sessions on green practices are held to provide staff with skills and knowledge to support the Group's green initiatives. Seminars on public affairs are organized regularly to update staff on key issues in society and encourage their participation in community service.

Staff at all levels are eligible for sponsorship to attend external job-related courses ranging from short seminars to degree programmes. A wide range of self-learning programmes are available to all staff through the inhouse training web page.

The Group provides seminars and workshops on stress management and mental health and arranges interest classes, sports events and social functions to help staff have a balanced and healthy work life. Many of these activities are open to families. Regular tips on how to live and work better are available to all staff via the company intranet.



Trainees learn about construction with site visits.



Outdoor activities help staff maintain a balanced life.



Workshops teach staff communication and professional skills.

Underlying profit attributable to the Company's shareholders for the year, excluding the effect of fair value changes on investment properties, was HK$12,415 million, a rise of HK$229 million or 1.9% compared to HK$12,186 million in the previous year. Net rental income for the year amounted to HK$7,271 million, increased by HK$1,279 million or 21.3% over the last year, reflecting contributions from new projects and positive rental reversions in the Group's rental portfolio. Profit from property sales reported an increase of HK$670 million to HK$7,113 million, owing to increase in sales volume of residential units. Hotel and telecommunication segments contributed an operating profit of HK$295 million and HK$115 million, a decrease of 33.6% and 66.6%, respectively, over the last year, as a result of the global economic downturn.

Profit attributable to the Company's shareholders for the year ended 30 June 2009 was HK$10,356 million, a decrease of HK$17,246 million or 62.5% compared to HK$27,602 million for the previous year. The reported profit has included a decrease in fair value of investment properties net of related deferred taxation of HK$2,014 million for the current year whereas an increase of HK$15,851 million for the previous year.

The Company's shareholders' funds as at 30 June 2009 was HK$222,268 million or HK$86.7 per share compared to HK$219,250 million or HK$85.5 per share at the previous year end. The increase of HK$3,018 million or 1.4% was mainly due to profit attributable to the Company's shareholders for the year of HK$10,356 million, offset by mark-to-market losses on available-for-sale investments and payment of HK$6,410 million in dividends.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 30 June 2009, calculated on the basis of net debt to Company's shareholders' funds, was 15.2% compared to 15.3% at 30 June 2008. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 13.6 times compared to 7.6 times for the previous year.

As at 30 June 2009, the Group's gross borrowings totalled HK$42,025 million. Net debt, after deducting cash and bank deposits of HK$8,143 million, amounted to HK$33,882 million. The maturity profile of the Group's gross borrowings is set out as follows:

	30 June 2009 HK$ Million	30 June 2008 HK$ Million
Repayable:		
Within one year	**2,644**	2,051
After one year but within two years	**10,691**	5,548
After two years but within five years	**22,442**	27,426
After five years	**6,248**	5,278
Total borrowings	**42,025**	40,303
Cash and bank deposits	**8,143**	6,796
Net debt	**33,882**	33,507

Financial Resources and Liquidity (cont'd)

(a) Net debt and gearing (cont'd)

The Group has also procured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2009, about 84% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 16% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2009, about 80% of the Group's borrowings were denominated in Hong Kong dollars, 3% in Singapore dollars, 8% in US dollars and 9% in Renminbi. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings were principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 30 June 2009, about 83% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 17% were on fixed rate basis. The use of financial derivative instruments is strictly controlled and solely for hedging the Group's underlying exposures for its core business operations. It is the Group's policy not to enter into derivative or structured product transactions for speculative purposes.

As at 30 June 2009, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$3,696 million and currency swaps (to hedge principal repayment of USD borrowings) in the aggregate amount of HK$683 million.

As at 30 June 2009, about 53% of the Group's cash and bank balances were denominated in Hong Kong dollars, 34% in United States dollars, 11% in Renminbi and 2% in other currencies.

Charges of Assets

As at 30 June 2009, certain bank deposits of the Group's subsidiary, Smartone, in the aggregate amount of HK$389 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, certain assets of the Group's subsidiaries with an aggregate net book value of HK$7,436 million have been charged to secure their bank borrowings. Except for the above charges, all the Group's assets were free from any encumbrances.

Contingent Liabilities

As at 30 June 2009, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,835 million (30 June 2008: HK$2,427 million).

Directors' Report

The Directors present their report for the year ended 30 June 2009:

Principal Activities

The principal activity of the Company continues to be holding investments in various subsidiaries.

The principal activities of the Group continue to be the development of and investment in properties for sale and rent. Ancillary and supporting businesses, which are described under subsidiaries on pages 176 to 180, are integrated with the main business of the Group. Revenue and contributions to operating profit from overseas activities are immaterial. A segmented analysis of revenue and contributions to operating profit after change in fair value of investment properties for the Group (excluding jointly controlled entities and associates) is set out below:

	2009	2008	**2009**	2008
	HK$ Million	HK$ Million	**HK$ Million**	HK$ Million
Property				
Property sales	**15,537**	7,040	**6,771**	4,263
Rental income	**8,133**	6,927	**6,019**	4,976
	23,670	13,967	**12,790**	9,239
Hotel operation	**1,162**	1,010	**179**	289
Telecommunications	**3,703**	4,073	**115**	344
Other businesses	**5,699**	5,421	**1,403**	1,340
	34,234	24,471	**14,487**	11,212
Other income			**229**	403
Unallocated administrative expenses			**(820)**	(887)
Operating profit before change in fair value of investment properties			**13,896**	10,728
(Decrease)/increase in fair value of investment properties			**(2,654)**	12,206
Operating profit after change in fair value of investment properties			**11,242**	22,934

Profit after taxation, including shares of profit from jointly controlled entities and associates, amounted to HK$10,563 million (2008: HK$28,151 million). After taking minority interests into account, profit attributable to Company's shareholders was HK$10,356 million (2008: HK$27,602 million).

Dividends

An interim dividend of HK$0.80 per share (2008: HK$0.80 per share) was paid on 6 April 2009. The Directors recommend a final dividend of HK$1.70 per share (2008: HK$1.70 per share), making a total dividend of HK$2.50 per share for the full year ended 30 June 2009 (2008: HK$2.50 per share).

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's ordinary shares during the financial year ended 30 June 2009.

Share Capital

Details of the share capital of the Company are shown in note 29 to the financial statements.

Share Premium and Reserves

Movements in the share premium and reserves of the Company and the Group during the year are shown in note 31 to the financial statements and on page 134 respectively.

Fixed Assets

Movements of fixed assets during the year are shown in notes 11 and 12 to the financial statements.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 6.

Properties

Particulars of major investment properties held by the Group are set out on pages 42 and 43.

Directors

The list of Directors is set out on page 2 of the report and their particulars are set out on pages 111 to 119.

During the year, Sir Sze-yuen Chung resigned as an Independent Non-Executive Director with effect from 1 February 2009 and Dr. Li Ka-cheung, Eric was re-designated as an Independent Non-Executive Director of the Company with effect from 19 March 2009. All other Directors held office for the whole year.

Furthermore, Mr. Chan Kwok-wai, Patrick was appointed as an Executive Director and the Chief Financial Officer of the Company with effect from 8 July 2009. Mr. Wong Yick-kam, Michael will be re-designated as a Non-Executive Director with effect from 1 January 2010.

In accordance with Article 95 of the Company's Articles of Association (the "Articles of Association"), Mr. Chan Kwok-wai, Patrick will hold office until the forthcoming annual general meeting (the "Annual General Meeting") and will be eligible for re-election. Besides, Mr. Yip Dicky Peter, Professor Wong Yue-chim, Richard, Dr. Cheung Kin-tung, Marvin, Dr. Li Ka-cheung, Eric, Sir Po-shing Woo, Mr. Kwan Cheuk-yin, William, Mr. Lo Chiu-chun, Clement and Mr. Kwok Ping-kwong, Thomas will retire by rotation at the Annual General Meeting and, being eligible, will offer themselves for re-election. None of the Directors proposed for re-election has a service agreement with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

The Company has received from each Independent Non-Executive Director a confirmation of his independence pursuant to the independence guidelines under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and that the Company still considers the Independent Non-Executive Directors to be independent.

Directors' and Chief Executives' Interests

As at 30 June 2009, the interests and short positions of the Directors and chief executives' of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules as adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

	Number of shares held							
Name of Director	**Personal interests (held as beneficial owner)**	**Family interests (interests of spouse or child under 18)**	**Corporate interests (interests of controlled corporation)**	**Other interests**	**Total**	**Number of underlying shares held under equity derivatives**	**Total**	**% of shares in issue as at 30.06.2009**
Kwong Siu-hing	21,000	—	—	1,077,423,147[1]	1,077,444,147	—	1,077,444,147	42.02
Lee Shau-kee	486,340	—	343,000[2]	—	829,340	—	829,340	0.03
Kwok Ping-kwong, Thomas	1,976,281	304,065	—	1,097,457,014[1]	1,099,737,360	—	1,099,737,360	42.89
Kwok Ping-luen, Raymond	75,000	—	—	1,100,600,695[1]	1,100,675,695	—	1,100,675,695	42.92
Wong Yue-chim, Richard	—	1,000	—	—	1,000	—	1,000	0
Li Ka-cheung, Eric	—	4,000	18,000[3]	—	22,000	—	22,000	0
Kwok Ping-sheung, Walter	75,000	—	—	1,099,407,322[1]	1,099,482,322	—	1,099,482,322	42.88
Woo Po-shing	1,292,906	—	—	—	1,292,906	—	1,292,906	0.05
Lo Chiu-chun, Clement	90,000	—	—	—	90,000	—	90,000	0
Chan Kai-ming	41,186	—	—	—	41,186	—	41,186	0
Chan Kui-yuen, Thomas	—	66,000	126,500[4]	—	192,500	—	192,500	0.01
Kwong Chun	702,722	339,358	—	—	1,042,080	—	1,042,080	0.04
Wong Yick-kam, Michael	165,904	—	—	—	165,904	—	165,904	0.01
Wong Chik-wing, Mike	195,999	—	—	—	195,999	—	195,999	0.01
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	—	1,000	—	—	1,000	—	1,000	0

Notes:

1. *Of these shares in the Company, Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,077,423,147 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO.*

2. *Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited ("HK China Gas") which was 39.68% held by Henderson Land Development Company Limited ("Henderson Land Development"). Henderson Land Development was 53.47% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of Part XV of the SFO.*

3. *These shares were held by a company in which Dr. Li Ka-cheung, Eric is the managing director and owned 12.20% of its issued share capital.*

4. *These shares were held by a company which obliged to act in accordance with the instructions of Mr. Chan Kui-yuen, Thomas.*

2. *Long positions in shares and underlying shares of associated corporations of the Company*

(a) SUNeVision Holdings Ltd. ("SUNeVision")

	Number of shares held					
Name of Director	**Personal interests (held as beneficial owner)**	**Other interests**	**Total**	**Number of underlying shares held under equity derivatives**	**Total**	**% of shares in issue as at 30.06.2009**
Kwong Siu-hing	53,178	1,070,000[1]	1,123,178	—	1,123,178	0.06
Kwok Ping-kwong, Thomas	—	1,070,000[1]	1,070,000	—	1,070,000	0.05
Kwok Ping-luen, Raymond	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
Kwok Ping-sheung, Walter	—	1,070,000[1]	1,070,000	—	1,070,000	0.05
Kwong Chun	300,000	—	300,000	—	300,000	0.01
Wong Yick-kam, Michael	100,000	—	100,000	—	100,000	0
Wong Chik-wing, Mike	109,000	—	109,000	—	109,000	0.01

Note:

1. *Of these shares in SUNeVision, Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in 1,070,000 shares by virtue of being founder or beneficiaries of a certain discretionary trust, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO.*

(b) SmarTone Telecommunications Holdings Limited ("SmarTone")

	Number of shares held				
Name of Director	**Other interests**	**Total**	**Number of underlying shares held under equity derivatives**	**Total**	**% of shares in issue as at 30.06.2009**
Kwong Siu-hing	420,000[1]	420,000	—	420,000	0.08
Kwok Ping-luen, Raymond	2,237,767[2]	2,237,767	—	2,237,767	0.42

Notes:

1. *Madam Kwong Siu-hing was deemed to be interested in these shares in SmarTone by virtue of being a founder and a beneficiary of certain discretionary trusts for the purpose of Part XV of the SFO.*

2. *Mr. Kwok Ping-luen, Raymond was deemed to be interested in these shares in SmarTone by virtue of being a beneficiary of a certain discretionary trust for the purpose of Part XV of the SFO.*

(c) Transport International Holdings Limited ("Transport International")

	Number of shares held				
Name of Director	**Personal interests (held as beneficial owner)**	**Total**	**Number of underlying shares held under equity derivatives**	**Total**	**% of shares in issue as at 30.06.2009**
Kwok Ping-luen, Raymond	393,350	393,350	—	393,350	0.10
Kwok Ping-sheung, Walter	61,522	61,522	—	61,522	0.02

(d) Each of Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond had the following interests in shares of the following associated corporations:

Name of associated corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation as at 30.06.2009	Actual holding through corporation	Actual % interests in issued shares as at 30.06.2009
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note:

1. *Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO. These shares were held by corporations under a certain discretionary trust, in which Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond were deemed to be interested by virtue of being founder or beneficiaries for the purpose of Part XV of the SFO.*

(e) Dr. Lee Shau-kee had corporate interests in shares of the following associated corporations:

Name of associated corporation	Total number of shares held	% of shares in issue as at 30.06.2009
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP. Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man-Sanfield JV Construction Company Limited	1[4]	50
Everise (H.K.) Limited	1[9]	50
Fullwise Finance Limited	2[2]	50
Gold Sky Limited	1[10]	50
Jade Land Resources Limited	1[11]	25
Joy Wave Development Limited	1[4]	50
Karnold Way Limited	2,459[12]	24.59
Maxfine Development Limited	3,050[13]	33.33
New Treasure Development Limited	1[11]	25
Royal Peninsula Management Service Company Limited	1[14]	50
Special Concept Development Limited	1[11]	25
Star Play Development Limited	1[15]	33.33
Tartar Investments Limited	300[16]	30
Teamfield Property Limited	4,918[17]	49.18
Topcycle Construction Company Limited	1[4]	50
Topcycle Development Limited	1[18]	50
Topcycle Project Management Limited	1[18]	50
World Space Investment Limited	4,918[17]	49.18

Notes:

1. *Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun. This corporation was wholly-owned by HK China Gas which was 39.68% held by Henderson Land Development. Henderson Land Development was 53.47% held by Henderson Development. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of Henderson Development. Rimmer and Riddick as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of Part XV of the SFO.*

2. *Dr. Lee Shau-kee was deemed to be interested in the two shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

3. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Chico Investment Limited ("Chico"). This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note1.*

4. *Dr. Lee Shau-kee was deemed to be interested in the one share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

5. *Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 34.21% held by Starland International Limited ("Starland"), a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

6. *Dr. Lee Shau-kee was deemed to be interested in a total of 50 shares of which 34.21 shares were held through Starland and 15.79 shares were held through Prominence Properties Limited ("Prominence"). Starland was wholly-owned by Henderson Land Development. Prominence was wholly-owned by HK China Gas which was 39.68% held by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

7. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Starland. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

8. *Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

9. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

10. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

11. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

12. *Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

13. *Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

14. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

15. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Henderson Investment Limited. This corporation was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

16. *Dr. Lee Shau-kee was deemed to be interested in the 300 shares held through Kenforce Investment Limited. This corporation was wholly-owned by Henderson China Properties Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

17. *Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

18. *Dr. Lee Shau-kee was deemed to be interested in the one share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.*

Save as disclosed above, as at 30 June 2009, none of the Directors and chief executives of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its associated corporations, that were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Option Schemes

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 (the "Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001 respectively. The first lot and the second lot of share options all expired on 14 February 2005 and 15 July 2006 respectively.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 adopted a new share option scheme (the "New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

Major terms of share option schemes of the Company

The major terms of the Old Scheme and the New Scheme (together as the "Schemes"), in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purposes of the Schemes are to provide incentives to the participants.

2. The participants of the Schemes are employees including the Executive Directors of the Company and its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the Schemes must not in aggregate exceed 10% of the issued share capital of the Company at the date of approval of the New Scheme. The 10% limit may be refreshed with the approval by ordinary resolution of the shareholders. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted must not exceed 30% of the issued share capital of the Company from time to time. As at 15 September 2009, the number of shares available for issue in respect thereof is 238,164,736 shares of the Company, representing approximately 9.29% of the issued shares of the Company.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Old Scheme.

   Pursuant to the New Scheme, the total number of shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) granted in 12-month period to each participant must not exceed 1% of the shares of the Company in issue.

5. The exercise period of any option granted under the Old Scheme must not be more than 5 years commencing on the date of grant. The exercise period of any option granted under the New Scheme shall be determined by the Board of Directors of the Company (the "Board") but such period must not exceed 10 years from the date of grant of the relevant option.

6. No option can be exercised during the first year of the exercise period under the Old Scheme. Pursuant to the New Scheme, the Board has the authority to determine the minimum period for which an option must be held before it can vest. The New Scheme itself does not specify any minimum holding period.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from each grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the Schemes shall be the highest of:

   - the closing price of the shares of the Company as stated in the daily quotations sheet of the Stock Exchange on the date on which an offer is made to a participant, which must be a business day;

   - the average of the closing prices of the shares of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and

   - the nominal value of the shares of the Company.

9. The New Scheme shall be valid and effective till 4 December 2012.

2. *Share Option Schemes of the Subsidiaries*

(a) SUNeVision

SUNeVision had adopted a share option scheme (the "SUNeVision Old Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. By ordinary shareholders' resolutions of SUNeVision passed at its annual general meeting held on 3 December 2002, SUNeVision had adopted another share option scheme (the "SUNeVision New Scheme") and terminated the SUNeVision Old Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day.

(i) SUNeVision Old Scheme

Since the adoption of the SUNeVision Old Scheme, SUNeVision had granted four lots of share options, of which the options at the exercise prices of HK$10.38 per share, HK$3.885 per share, HK$2.34 per share and HK$1.43 per share expired at the close of business on 30 December 2005, 14 November 2006, 19 March 2007 and 7 July 2008 respectively. No further options may be offered under the SUNeVision Old Scheme.

(ii) SUNeVision New Scheme

SUNeVision had granted two lots of share options under the SUNeVision New Scheme since its adoption.

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the relevant scheme as to:
(a) an amount up to one-third of the grant within three years commencing on 29 November 2004;
(b) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005; and
(c) the remaining amount within three years commencing on 29 November 2006.
The options will expire at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share expired at the close of business on 9 November 2008.

During the year ended 30 June 2009, no share options were granted under the SUNeVision New Scheme.

The movements of the share options granted to the participants pursuant to the SUNeVision New Scheme during the year ended 30 June 2009 are as follows:

				Number of share options				
Grantee	**Date of grant**	**Exercise price (HK$)**	**Exercise period**	**Balance as at 01.07.2008**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.06.2009**
Directors of SUNeVision	29.11.2003	1.59	29.11.2003-28.11.2009[1]	320,333	—	—	133,333[2]	187,000
Employees of SUNeVision	29.11.2003	1.59	29.11.2003-28.11.2009[1]	216,667	—	—	—	216,667

Notes:

1. *The share options are exercisable subject to the amount of one-third of the respective grants on each of the first, second and third anniversaries of the date of grant of share options as determined by the share option committee of SUNeVision which is set out in 2(a)(ii) of this section.*

2. *These were the share options of a former director of SUNeVision.*

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SUNeVision Old Scheme and the SUNeVision New Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

(b) iAdvantage Limited ("iAdvantage")

SUNeVision group operates another share option scheme which was approved for iAdvantage (the "iAdvantage Scheme"), a wholly-owned subsidiary of SUNeVision. No share options have been granted to any person under the iAdvantage Scheme since its adoption as required to be disclosed under the Listing Rules.

(c) SmarTone

Pursuant to the terms of the share option scheme of SmarTone adopted on 15 November 2002 (the "SmarTone Scheme"), SmarTone may grant options to the participants, including directors and employees of SmarTone group, to subscribe for shares of SmarTone.

The movements of the share options granted to the participants pursuant to the SmarTone Scheme during the year ended 30 June 2009 are as follows:

Grantee	Date of grant	Exercise price (HK$)	Exercise period	Number of share options: Balance as at 01.07.2008	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	Balance as at 30.06.2009
Directors of SmarTone	10.02.2003	9.29	10.02.2003-16.07.2011	3,000,000[1]	—	—	—	3,000,000
	10.02.2003	9.20	02.05.2003-01.05.2012	133,500[2]	—	—	—	133,500
	05.02.2004	9.00	05.02.2005-04.02.2014	970,000[3]	—	—	—	970,000
Employees of SmarTone	05.02.2004	9.00	05.02.2005-04.02.2014	4,990,000[3]	—	—	(440,000)	4,550,000
	01.03.2005	9.05	01.03.2006-28.02.2015	193,000[4]	—	—	—	193,000

Notes:

1. *The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.*

2. *The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.*

3. *The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.*

4. *The options can be exercised up to one-third from 1 March 2006, up to two-thirds from 1 March 2007 and in whole from 1 March 2008.*

Other than the participants as stated above, no share options had been granted by SmarTone to other participants pursuant to the SmarTone Scheme as required to be disclosed under Rule 17.07 of the Listing Rules.

(d) Major terms of share option schemes of the subsidiaries

(i) SUNeVision Old Scheme, SUNeVision New Scheme and iAdvantage Scheme

The major terms of the SUNeVision Old Scheme, the SUNeVision New Scheme and the iAdvantage Scheme (together as "the SUNeVision Schemes") are as follows:

1. The purposes of the SUNeVision Schemes are to provide incentives to their respective participants.

2. The participants of the SUNeVision New Scheme include (i) executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the SUNeVision group; (ii) any consultants, professional and other advisers to each member of the SUNeVision group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders of SUNeVision; (iv) any associates of a director, chief executive or substantial shareholder of SUNeVision; and (v) any employees of substantial shareholder of SUNeVision, as absolutely determined by the board of directors of SUNeVision.

   The participants of the SUNeVision Old Scheme include full-time employees of SUNeVision or its subsidiaries including executive directors of SUNeVision or its subsidiaries.

   The participants of the iAdvantage Scheme include full-time employees of iAdvantage or its subsidiaries including executive directors of iAdvantage or its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the SUNeVision Old Scheme and the SUNeVision New Scheme shall not in aggregate exceed 10% of the total number of shares in issue of SUNeVision as at the date of the approval of the SUNeVision New Scheme. The 10% limit may be refreshed with the approval by ordinary resolution of the shareholders of SUNeVision. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SUNeVision Old Scheme and the SUNeVision New Scheme must not exceed 30% of the issued share capital of SUNeVision from time to time (or such higher percentage as may be allowed under the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange). As at 15 September 2009, the number of shares of SUNeVision available for issue in respect thereof was 197,333,417 shares of SUNeVision, representing approximately 9.71% of the issued share capital of SUNeVision.

   The maximum number of shares in respect of which options may be granted under the iAdvantage Scheme must not exceed 10% of the total number of shares in issue of iAdvantage from time to time. The issued share capital of iAdvantage as at 15 September 2009 was HK$4.00. No share options have been granted to any person under the iAdvantage Scheme since its adoption.

4. Pursuant to the SUNeVision New Scheme, the total number of shares issued and to be issued upon exercise of the options granted to each participant (including exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue of SUNeVision. As at 15 September 2009, the total number of shares in issue of SUNeVision was 2,031,483,833.

   Pursuant to the SUNeVision Old Scheme and the iAdvantage Scheme, no participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement exceeding 25% of the aggregate number of the shares of SUNeVision for the time being issued and issuable under the respective schemes.

5. An option granted under the SUNeVision New Scheme may be exercised at any time during the option period after the option has been granted by the board of SUNeVision. An option period is a period to be determined by the board of SUNeVison at its absolute discretion and notified by the board of SUNeVision to each grantee as being the period during which an option may be exercised, such period shall not be longer than 10 years from the date of the grant of the option.

   The exercise period of any option granted under the SUNeVision Old Scheme must not be less than three years to be notified by the board of SUNeVision to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the board of SUNeVision or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

   The exercise period of any option granted under the iAdvantage Scheme must not be less than three years to be notified by the board of iAdvantage to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

6. Pursuant to the SUNeVision New Scheme, there is neither any performance targets that need to be achieved by the grantee before an option can be exercised nor any minimum period for which an option must be held before the option can be exercised.

   Pursuant to each of the SUNeVision Old Scheme and the iAdvantage Scheme, an option may be exercised in accordance with the terms of the respective schemes at any time during a period to be notified by the respective boards to each grantee.

7. Pursuant to the SUNeVison Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to each of the SUNeVision Old Scheme and the SUNeVision New Scheme shall be the highest of:-

   - the closing price of the shares of SUNeVision as stated in the Stock Exchange's daily quotations sheet on the date on which an offer is made to a participant, which must be a business day;

   - the average of the closing prices of the shares of SUNeVision as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and

   - the nominal value of the shares of SUNeVision.

   The exercise price of an option to subscribe for shares granted pursuant to the iAdvantage Scheme shall be determined by the board of SUNeVision and notified to the grantee and shall not be less than the nominal value of the shares of iAdvantage provided that in the case of a grantee which is a director of any holding company of iAdvantage which is also listed on the Growth Enterprises Market or the Main Board of the Stock Exchange or his or her associate, the subscription price shall be determined on a fair and reasonable basis and shall not be less than the latest audited net tangible assets per share of iAdvantage.

9. The SUNeVision New Scheme and the iAdvantage Scheme shall be valid and effective till 3 December 2012 and 28 February 2010 respectively.

(ii) *SmarTone Scheme*

The major terms of the SmarTone Scheme, in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purpose of the SmarTone Scheme is to reward participants who have made a valuable contribution to the growth of the SmarTone group and to enable the SmarTone group to recruit and/or to retain employees who are regarded as valuable to the SmarTone group or are expected to be able to contribute to the business development of the SmarTone group.

2. Any employee, agent, consultant or representative of SmarTone or any of its subsidiaries, including any director of SmarTone or any of its subsidiaries who has made valuable contribution to the growth of the SmarTone group based on his work experience, industry knowledge, performance, business connections or other relevant factors, will be eligible to participate in the SmarTone Scheme at the invitation of the directors of SmarTone.

3. SmarTone can issue options so that the total number of shares that may be issued upon exercise of all options to be granted under all the share option schemes does not in aggregate exceed 10% of the shares in issue on the date of adoption of the SmarTone Scheme. SmarTone may renew this limit at any time, subject to its shareholders' approval and the issue of a circular and in accordance with the Listing Rules provided that the number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under all the share option schemes does not exceed 30% of the shares in issue of SmarTone from time to time. As at 15 September 2009, the number of shares available for issue in respect thereof was 55,179,134 shares which represented approximately 10.26% of the issued ordinary shares of SmarTone.

4. The maximum entitlement for any participant is that the total number of shares of SmarTone issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the latest grant does not exceed 1% of the relevant class of shares in issue of SmarTone.

5. No option may be exercised later than 10 years after it has been granted and no option may be granted more than 10 years after the date on which the SmarTone Scheme is adopted by SmarTone in general meeting.

6. The SmarTone Scheme does not specify any minimum holding period before the option can be exercised but the board of SmarTone has the authority to determine the minimum holding period when the options are granted.

7. Acceptance of offer to grant an option shall be sent in writing together with a remittance in favour of SmarTone of HK$1.00 by way of consideration for the grant and must be received by the secretary of SmarTone within 28 days from the date of the making of such offer.

8. The option price per share payable upon the exercise of any option will be determined by the directors of SmarTone upon the grant of such option. It will be at least the higher of (i) the average closing price of the shares of SmarTone as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the day of offer of such option; (ii) the closing price of the shares of SmarTone as stated in the Stock Exchange's daily quotations sheet on the day of offer of such option, which must be a business day; and (iii) the nominal value of the shares of SmarTone.

9. The SmarTone Scheme shall be valid and effective for a period of 10 years commencing from the adoption of the SmarTone Scheme on 15 November 2002.

Arrangement to Purchase Shares or Debentures

Other than the share option schemes as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company to acquire benefits by means of the acquisition of shares in or debenture of the Company or of any other body corporate.

Interests of Substantial Shareholders

As at 30 June 2009, persons (other than Directors or chief executives of the Company) who had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name	As trustee	Corporate interests	Beneficial owner	Others	Total number of shares	% of shares in issue as at 30.06.2009
HSBC Trustee (C.I.) Limited ("HTCIL")	1,077,394,347	—	—	—	1,077,394,347[1]	42.01
Cerberus Group Limited ("CGL")	—	1,065,679,347	—	—	1,065,679,347[1]	41.56
Vantage Captain Limited ("VCL")	—	75,830,929	989,848,418	—	1,065,679,347[1]	41.56

Note:

1. *The shares in which VCL was interested were the same shares in which CGL was interested; the shares in which CGL was interested formed part of the shares in which HTCIL was interested.*

Save as disclosed above, as at 30 June 2009, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Interests of Other Persons

During the year, other than the interests in shares and underlying shares of the Company and its associated corporations held by the Directors, the chief executives and substantial shareholders of the Company stated above, there were no other persons with interests recorded in the register required to be kept under Section 336 of the SFO.

Emolument Policy and Long Term Incentive Schemes of the Group

As at 30 June 2009, the Group employed more than 31,500 employees. The related employees' costs for the year amounted to approximately HK$5,249 million. Compensation for the Group is made reference to the market, individual performance and contributions. Extensive use of bonuses to link performance with reward is adopted. The Group also provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to individual needs.

A share option scheme is in place to provide appropriate long-term incentive of key staff of the Group. Details of the share option scheme of the Company are set out in the section headed "Share Option Schemes".

Basis of Determining Emolument to Directors

The same remuneration philosophy is applicable to the Directors of the Company. Apart from benchmarking against the market, the Company looks at individual competence, contributions and the affordability of the Company in determining the exact level of remuneration for each Director. Appropriate benefits schemes are in place for the Executive Directors, including the share option scheme, similar to those offered to other employees of the Group.

Bank and Other Borrowings

Details of bank and other borrowings are set out in notes 24 and 26 to the financial statements.

Interest Capitalized

Interest capitalized during the year amounted to HK$514 million (2008: HK$703 million).

Charitable Donations

HK$93 million (2008: HK$130 million) was donated during the year.

Directors' Interests In Competing Businesses

The interests of Directors of the Company in competing businesses that are required to be disclosed pursuant to Rule 8.10 of the Listing Rules are as follows:

Madam Kwong Siu-hing and Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond (collectively the "Kwok Family") maintain certain personal and deemed interests in businesses which consist of property developments and investments in Hong Kong and Singapore. As such, they are regarded as being interested in such competing businesses with the Group (the "Excluded Businesses"). However, when compared with the dominance and size of operations of the Group, such Excluded Businesses are immaterial. The Kwok Family does not have such business in the Mainland China and is therefore not regarded as being interested in such Excluded Businesses in the Mainland China. The Group does not have property developments and investments in locations other than in Hong Kong, Mainland China and Singapore.

Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond are non-executive directors of Transport International, whose businesses consist of property development and investment. In this regard, each of Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond is regarded as being interested in such Excluded Businesses.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are non-executive directors of USI Holdings Limited ("USI") and Mr. Wong Yick-kam, Michael also acts as alternate director to Mr. Kwok Ping-luen, Raymond. The businesses of USI consist of property development, property investment and management, and hospitality investment and management. Therefore, each of Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael is regarded as being interested in such Excluded Businesses.

Dr. Lee Shau-kee is the chairman and managing director of Henderson Land Development and Henderson Investment Limited ("Henderson Investment"). He is also the chairman of Miramar Hotel and Investment Company, Limited and a director of Hong Kong Ferry (Holdings) Company Limited. In addition to his directorships, Dr. Lee Shau-kee is also deemed as a substantial shareholder of such companies by virtue of his deemed interest therein under the Listing Rules and the SFO. The businesses of these companies principally consist of investment holding, property development and investment in Hong Kong and Mainland China, hotel operation, project and property management, construction, provision of finance and infrastructure, which may be deemed to constitute the Excluded Businesses. As such, he is regarded as being interested in such Excluded Businesses. Dr. Lee Shau-kee is a Non-Executive Director of the Company, who is not involved in the daily management of the Group.

Sir Po-shing Woo is a director of Henderson Development. He is also a non-executive director of Henderson Land Development and Henderson Investment and Mr. Woo Ka-biu, Jackson is his alternate director in these two companies, whose businesses principally consist of investment holding, property development and investment in Hong Kong and Mainland China, hotel operation, project and property management, construction, provision of finance and infrastructure. In addition, both Sir Po-shing Woo and Mr. Woo Ka-biu, Jackson hold directorships in certain companies of Kailey Group and/or are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of these companies. The businesses of these companies consist of property development and investment. Accordingly, Sir Po-shing Woo and Mr. Woo Ka-biu, Jackson are regarded as being interested in such Excluded Businesses. Sir Po-shing Woo, being a Non-Executive Director of the Company, and his alternate, Mr. Woo Ka-biu, Jackson, are not involved in the daily management of the Group.

Other than the family businesses of the Kwok Family, the above-mentioned Excluded Businesses are managed by separate companies or public listed companies with independent management and administration. In this respect, coupled with diligence of its Independent Non-Executive Directors and the Audit Committee, the Group is capable of carrying on its businesses independent of, and at arms length from, the Excluded Businesses mentioned above.

Connected Transaction

During the year under review, the Company did not have any connected transactions which were subject to the reporting requirements under Chapter 14A of the Listing Rules.

On 7 September 2009, Wilson Tollway (Holdings) Limited ("Wilson Tollway"), a wholly-owned subsidiary of the Company, as purchaser entered into an agreement with each of (i) AMEC International Construction Limited ("AMEC") as seller and AMEC PLC as warrantor, and (ii) China Resources (Holdings) Company Limited ("CRC") as seller, under which Wilson Tollway, among other things, acquired respectively (i) from AMEC 9,333,333 shares of HK$1.00 each (the "AMEC Transaction") and (ii) from CRC 14,000,000 shares of HK$1.00 each (the "CRC Transaction"), representing approximately 13.33% and 20% interests, in Transport Infrastructure Management Limited ("Transport Infrastructure", a company in which Wilson Tollway then owned an approximately 66.67% interest) for an aggregate consideration of HK$45.50 million (HK$17.50 million being the consideration for the AMEC Transaction and HK$28.00 million being the consideration for the CRC Transaction). After the above acquisitions, Transport Infrastructure has become a wholly-owned subsidiary of the Company.

Transport Infrastructure is principally engaged in management and operation of toll roads, tunnels, bridges and any kind of transportation infrastructures in Hong Kong. The above acquisitions enabled the Group to consolidate its interests in the business of Transport Infrastructure and further strengthen its position as a leading operator in toll road management.

AMEC and CRC were substantial shareholders of Transport Infrastructure and hence were connected persons of the Company under the Listing Rules. Accordingly, the above acquisitions constituted connected transactions for the Company under Chapter 14A of the Listing Rules. The relevant announcement of the Company was published on 7 September 2009.

Interest in Contracts

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest subsisted at any time during the year.

Major Customers and Suppliers

During the year, less than 30% of the Group's sales and less than 30% of the Group's purchases were attributable to the Group's five largest customers combined and five largest suppliers combined respectively.

Auditors

The retiring auditors, Messrs. Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to re-appoint them and to authorize the Directors to fix their remuneration.

Audit Committee

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Messrs. Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

Corporate Governance

A report on the principal corporate governance practices adopted by the Company is set out on pages 80 to 83.

Sufficiency of Public Float

As at the date of this report, based on information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company maintained the amount of public float as required under the Listing Rules.

This report is signed for and on behalf of the Board.

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

Hong Kong, 15 September 2009

Directors and Organization

Directors

Kwong Siu-hing

Chairman & Non-Executive Director (Age: 80)

Madam Kwong has been the Chairman and a Non-Executive Director of the Company since May 2008. She is the wife of Mr. Kwok Tak-seng, the late Chairman of the Company. Madam Kwong has over 40 years of experience in real estate business. In addition, she has participated in various charity and community activities for Sun Hung Kai Properties-Kwoks' Foundation Limited and The T.S. Kwok Foundation Limited. Madam Kwong is well-respected by the Board and the senior management of the Company. She is the mother of Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond and the sister of Mr. Kwong Chun.

For the financial year ended 30 June 2009, Madam Kwong received a fee of HK$120,000 for being the Chairman of the Company.

Dr. the Hon Lee Shau-kee

GBM, DBA(Hon), DSSc(Hon), LLD(Hon)

Vice Chairman & Non-Executive Director (Age: 80)

Dr. Lee has been a Non-Executive Director of the Company for the last 37 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. He has been engaged in property development in Hong Kong for more than 50 years. He is also Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited as well as a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. In July 2007, the Government of the Hong Kong Special Administrative Region ("HKSAR") awarded Dr. Lee the Grand Bauhinia Medal for his distinguished community service.

For the financial year ended 30 June 2009, Dr. Lee received a fee of HK$110,000 for being a Vice Chairman of the Company.

Kwok Ping-kwong, Thomas

MSc(Bus Adm), BSc(Eng), FCPA, SBS, JP

Vice Chairman & Managing Director (Age: 57)

Mr. Kwok is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 32 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a master's degree in Business Administration from The London Business School, University of London, and a bachelor's degree in Civil Engineering from Imperial College, University of London. He is a fellow of The Hong Kong Management Association.

He is Chairman of the Board of Directors of the Faculty of Business and Economics, The University of Hong Kong, and Executive Vice President and a member of the Executive Committee of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed member of the Exchange Fund Advisory Committee, Construction Industry Council and the Commission on Strategic Development and a non-official member of the Provisional Minimum Wage Commission. In July 2007, the Government of the HKSAR awarded Mr. Kwok the Silver Bauhinia Star for his distinguished community service.

In the past, Mr. Kwok served as a member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board, the General Chamber of Commerce Industrial Affairs Committee, Business Facilitation Advisory Committee and the Council for Sustainable Development. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a council member of the Hong Kong Construction Association.

He previously served as a board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the son of Madam Kwong Siu-hing, the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$110,000 for being a Vice Chairman of the Company and other emoluments of approximately HK$1.95 million.

Kwok Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman & Managing Director (Age: 56)

Mr. Kwok is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 31 years. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman of SUNeVision Holdings Ltd. and SmarTone Telecommunications Holdings Limited, a Non-Executive Director of Transport International Holdings Limited and USI Holdings Limited, and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a member of the General Committee of The Hong Kong General Chamber of Commerce and Vice Chairman of the Council of The Chinese University of Hong Kong. He was a member of the Hong Kong Port Development Council. Mr. Kwok is the son of Madam Kwong Siu-hing, and the younger brother of Messrs. Kwok Ping-sheung, Walter and Kwok Ping-kwong, Thomas.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$110,000 for being a Vice Chairman of the Company and other emoluments of approximately HK$2.12 million.

Yip Dicky Peter

BBS, MBA, MBE, JP

Independent Non-Executive Director (Age: 62)

Mr. Yip has been an Independent Non-Executive Director of the Company since September 2004. He is also a member of the Audit Committee and the Nomination Committee of the Company. He joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. From January 2003 to April 2005, Mr. Yip was appointed Chief Executive China Business, based in Shanghai; meanwhile, he was also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China. Since April 2005, Mr. Yip has become a General Manager of HSBC. He has also been appointed Executive Vice President of Bank of Communications since 1 May 2005.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from The University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Government of the HKSAR. In addition, he is now an examiner of China Banking Regulatory Commission's Recruitment Committee, an advisor for the Beijing Financial Development Advisory Group and the Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also a Director of the European Union Chamber of Commerce in China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund and the 8th National Council of Red Cross Society of China.

For the financial year ended 30 June 2009, Mr. Yip received fees of HK$100,000 for being a Director of the Company and, HK$200,000 and HK$50,000 for being a member of the Audit Committee and the Nomination Committee of the Company respectively.

Professor Wong Yue-chim, Richard

SBS, JP

Independent Non-Executive Director (Age: 57)

Professor Richard Wong has been an Independent Non-Executive Director of the Company since May 2005. He is the Chairman of the Nomination Committee of the Company and has been appointed as the Chairman of the Remuneration Committee of the Company with effect from 19 March 2009. He currently serves as Deputy Vice-Chancellor and Provost of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. Professor Wong was awarded the Silver Bauhinia Star in 1999 by the Government of the HKSAR for his contributions in education, housing, industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy.

Professor Wong serves as an Independent Non-Executive Director of CK Life Sciences Int'l., (Holdings) Inc., Great Eagle Holdings Limited, Industrial and Commercial Bank of China (Asia) Limited, Orient Overseas (International) Limited, Pacific Century Premium Developments Limited and The Link Management Limited, as the manager of The Link Real Estate Investment Trust. In addition, he was also an Independent Non-Executive Director of Pacific Century Insurance Holdings Limited and a member of the Managing Board of the Kowloon-Canton Railway Corporation.

For the financial year ended 30 June 2009, Professor Wong received fees of HK$100,000 and HK$60,000 for being a Director and the Chairman of the Nomination Committee of the Company respectively. Also, he received a total of HK$52,849 for being a member for the period from 1 July 2008 to 18 March 2009 and the Chairman for the period from 19 March 2009 to 30 June 2009, of the Remuneration Committee of the Company.

Dr. Cheung Kin-tung, Marvin

DBA(Hon), GBS, OBE, JP

Independent Non-Executive Director (Age: 62)

Dr. Cheung has been an Independent Non-Executive Director of the Company since December 2007 and is the Chairman of the Audit Committee of the Company. He is a Non-Official Member of the Executive Council, Chairman of the Airport Authority Hong Kong and Aviation Security Company Limited, Chairman of the Board of Supervisory Committee of the Trustees of the Tracker Fund and Chairman of the Council of The Hong Kong University of Science and Technology. He is an Independent Non-Executive Director of Hang Seng Bank Limited, HKR International Limited, Hong Kong Exchanges and Clearing Limited and HSBC Holdings plc. Dr. Cheung is also a Director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in 2008.

For the financial year ended 30 June 2009, Dr. Cheung received fees of HK$100,000 and HK$240,000 for being a Director and the Chairman of the Audit Committee of the Company respectively.

Dr. Li Ka-cheung, Eric

GBS, OBE, JP, LLD, DSocSc., B.A.

Independent Non-Executive Director (Age: 56)

Dr. Eric Li has been re-designated as an Independent Non-Executive Director of the Company and has been appointed as a member of the Remuneration Committee of the Company since 19 March 2009. He is a member of the Audit Committee of the Company. He is also an Independent Non-Executive Director and the Chairman of the Audit Committee and the Remuneration Committee of SmarTone Telecommunications Holdings Limited.

Dr. Li is the Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is also an Independent Non-Executive Director of Transport International Holdings Limited, Wong's International (Holdings) Limited, Hang Seng Bank Limited, China Resources Enterprise, Limited, RoadShow Holdings Limited, Bank of Communications Co., Ltd and Meadville Holdings Limited. He was an Independent Non-Executive Director of CATIC International Holdings Limited and Sinofert Holdings Limited, and a Non-Executive Director of Strategic Global Investment plc.

Dr. Li is a member of The 11th National Committee of Chinese People's Political Consultative Conference, an advisor to Ministry of Finance on international accounting standards, a convenor cum member of the Financial Reporting Review Panel and a member of the Commission on Strategic Development. He was a former member of the Legislative Council of Hong Kong and the Chairman of its Public Accounts Committee and was also a past President of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

For the financial year ended 30 June 2009, Dr. Li received fees of HK$100,000 and HK$200,000 for being a Director and a member of the Audit Committee of the Company respectively. In addition, he received a fee of HK$14,247 for being a member of the Remuneration Committee of the Company for the period from 19 March 2009 to 30 June 2009, and other emoluments of approximately HK$200,000.

Kwok Ping-sheung, Walter

D.Sc, Msc (Lond), DIC, MICE, JP

Non-Executive Director (Age: 58)

Mr. Kwok has been with the Group for 35 years. He holds an Honorary Doctor of Science degree and a Master of Science degree in Civil Engineering from the Imperial College of Science and Technology, University of London, and is a member of the Institution of Civil Engineers, U.K. and a member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd., a Non-Executive Director of Transport International Holdings Limited and Director of Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Past Chairman of the Former Directors Committee of the Hong Kong Community Chest. He is also a member of MBA Programmes Committee of The Chinese University of Hong Kong and an Honorary Member of The Court of The Hong Kong University of Science & Technology.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the son of Madam Kwong Siu-hing, and the elder brother of Messrs. Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$30,000.

Sir Po-shing Woo

Hon.LLD., FCIArb, F.I.Mgt., FInstD, FHKMA

Non-Executive Director (Age: 80)

Sir Po-shing Woo has been a Non-Executive Director of the Company since August 1972. He is a Director of Henderson Development Limited, Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited and a consultant of Jackson Woo & Associates in association with Ashurst Hong Kong. He was admitted to practise as solicitor in England and Hong Kong and is also a fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at The City University of Hong Kong. He is the father of Mr. Woo Ka-biu, Jackson, an Alternate Director of the Company.

For the financial year ended 30 June 2009, Sir Po-shing Woo received a fee of HK$100,000 for being a Director of the Company.

Directors and Organization

Kwan Cheuk-yin, William

LLB

Non-Executive Director (Age: 75)

Mr. William Kwan has been a Non-Executive Director of the Company since July 1999 and is a member of the Nomination Committee of the Company. As a Managing Partner with the solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 46 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Director of Wah Yan Dramatic Society, a committee member and legal advisor of South China Athletic Association and former Vice Manager of its Football Section as well as Manager of its Ten Pin Bowling Section and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong 1994, 1997, 2001, 2004 and 2009 International Stamp Exhibitions and has been re-appointed Commissioner General for 2009 International Stamp Exhibition. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of King's College London, the Institute of Arbitrators and the Royal Philatelic Society, London.

For the financial year ended 30 June 2009, Mr. Kwan received fees of HK$100,000 and HK$50,000 for being a Director and a member of the Nomination Committee of the Company respectively.

Lo Chiu-chun, Clement

Non-Executive Director (Age: 79)

Mr. Lo was an Executive Director and the Company Secretary of the Company for 28 years before he resigned from both positions in February 1998. He is currently a Non-Executive Director of the Company and a member of the Remuneration Committee of the Company. He has been in the property development industry since 1960s.

For the financial year ended 30 June 2009, Mr. Lo received fees of HK$100,000 and HK$50,000 for being a Director and a member of the Remuneration Committee of the Company respectively.

Chan Kai-ming

CEng, FIStructE, MICE

Executive Director (Age: 77)

Mr. Chan has been an Executive Director of the Company since January 1981. He is also a member of the Executive Committee of the Company. He also served as an appointed Member of the District Board of Shatin for three years from 1985.

For the financial year ended 30 June 2009, Mr. Chan received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.12 million.

Chan Kui-yuen, Thomas

B Comm

Executive Director (Age: 63)

Mr. Chan has been an Executive Director of the Company since September 1987. He is also a member of the Executive Committee of the Company. He graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd. He was awarded as Honorary University Fellowship of The Open University of Hong Kong in 2007.

For the financial year ended 30 June 2009, Mr. Chan received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$10.15 million.

Kwong Chun

Executive Director (Age: 80)

Mr. Kwong has been an Executive Director of the Company since October 1992. He is also a member of the Executive Committee of the Company. He graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Limited. He was transferred to Sun Hung Kai Enterprises Limited in 1963. In 1972, the Company became a listed company and he has worked for it ever since. Mr. Kwong is the younger brother of Madam Kwong Siu-hing.

For the financial year ended 30 June 2009, Mr. Kwong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.86 million.

Wong Yick-kam, Michael

BBA, MBA

Executive Director (Age: 57)

Mr. Wong has been with the Group for 28 years. He is also a member of the Executive Committee of the Company. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong. Having been an Executive Director of the Company since 1996, he will relinquish this position with effect from 1 January 2010 and will then become a Non-Executive Director.

Mr. Wong is an Executive Director of SUNeVision Holdings Ltd., a Non-Executive Director and a member of the Audit Committee of SmarTone Telecommunications Holdings Limited and a Non-Executive Director and a member of the Audit Committee of USI Holdings Limited. He is also a Director of Vantage Captain Limited, a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He resigned as the Deputy Chairman and Non-Executive Director of RoadShow Holdings Limited on 20 November 2008.

Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is a member of the HKSAR Government's Steering Committee on Promotion of Volunteer Service, Steering Committee on Child Development Fund and Steering Committee on Promotion of Electric Vehicles. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong, and a member and Treasurer of the Council of The Open University of Hong Kong.

For the financial year ended 30 June 2009, Mr. Wong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$9.31 million.

Wong Chik-wing, Mike

MSc(IRE), FHKIS, RPS(BS), JP

Executive Director (Age: 53)

Mr. Wong graduated from The Hong Kong Polytechnic University with distinction and holds a Master degree in International Real Estate. He is a fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed as an Executive Director of the Company in January 1996. He is a member of the Executive Committee of the Company and is currently responsible for project management matters of the Group's development projects.

For the financial year ended 30 June 2009, Mr. Wong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$13.74 million.

Chan Kwok-wai, Patrick

MBA, FCPA, FCCA, ACIS, TEP

Executive Director & Chief Financial Officer (Age: 53)

Mr. Chan has been appointed as an Executive Director and the Chief Financial Officer of the Company with effective from 8 July 2009. He is also a member of the Executive Committee of the Company. He obtained a Master of Business Administration degree from the University of Warwick England in 1993. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of The Institute of Chartered Secretaries and Administrators, and Society of Trust and Estate Practitioners.

Mr. Chan started his career at Ernst & Young and worked for a number of banks and listed companies in Hong Kong, including Chase Manhattan Bank, Australia and New Zealand Banking Group and Dah Sing Financial Group. He joined Hang Seng Bank Limited ("Hang Seng") as Assistant General Manager and Head of Financial Control Division in July 1995. Since 1998, he has taken up the role of Chief Financial Officer, responsible for the planning and control of Hang Seng's financial direction, as well as overseeing Hang Seng's financial standards and discipline. He sat on the Executive Committee of Hang Seng and was also in charge of the Strategic Planning and Corporate Development function managing all merger and acquisition projects and strategic investments. He also looked after Hang Seng's investor relations programme. He was promoted to Deputy General Manager in 2003 and was appointed as an Executive Director and General Manager in December 2005. On 6 May 2009, he ceased to be an Executive Director of Hang Seng. Mr. Chan is also a Director, an Executive Committee member and Remuneration Committee member of Industrial Bank Co., Ltd. and was previously a Vice-Chairman of Hang Seng Bank (China) Limited.

Mr. Chan is a member of the Quality Education Fund Steering Committee, a member of the Protection of Wages on Insolvency Fund Board, a member of the HKSAR Government Scholarship Fund Investment Committee, a member of the Investment Sub-committee of the Beat Drugs Fund Association, HKSAR, a Council member of the Hong Kong Examinations and Assessment Authority, a member of the Admissions, Budgets and Allocations Committee and the Membership Application Subcommittee both of The Community Chest of Hong Kong, a member of the General Committee of The Chamber of Hong Kong Listed Companies and a member of the Professional Development Sub-committee of the ACCA Hong Kong. Mr. Chan is an Advisory Board member of several universities in Hong Kong, and also a member of the Investment Committee of the Foundation of Tsinghua University Centre for Advanced Study Co. Ltd.

For the financial year ending 30 June 2010, Mr. Chan is entitled to a fee of HK$100,000 for being a Director of the Company and other projected emoluments of approximately HK$14.31 million, inclusive of a sum paid to him for his loss of selected benefits from his last employment.

Woo Ka-biu, Jackson

MA (Oxon)

Alternate Director to Sir Po-shing Woo (Age: 47)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is a Director of Kailey Group of Companies. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo is currently a partner of Jackson Woo & Associates in association with Ashurst Hong Kong and was a director of N. M. Rothschild & Sons (Hong Kong) Limited. Prior to that, he was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, a Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited. In January 2008, Mr. Woo was awarded 2008 World Outstanding Chinese Award by the United World Chinese Association and Honorary Doctor Degrees from The University of West Alabama. He is the son of Sir Po-shing Woo.

Pursuant to the Articles of Association of the Company, Mr. Woo shall not be entitled to receive from the Company any remuneration in respect of his appointment as Alternate Director except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Save as disclosed above, all the Directors and Alternate Director of the Company did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and do not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

All the Directors and Alternate Director of the Company have not entered into any service contract with the Company. Directors are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. For the Non-Executive Directors, they are also subject to a term of approximately two years commencing from the date of the annual general meeting at which they are re-elected and expiring at the commencement of the annual general meeting to be held two years thereafter, and they shall be eligible for re-election at that annual general meeting upon the expiry of their term of office. The Directors' fees are proposed by the Board and approved by the shareholders at the annual general meeting and their other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company with reference to their contribution in terms of time, effort and accomplishments.

Senior Management

The Executive Directors of the Company are also members of senior management of the Group.

ORGANIZATION CHART AND SENIOR EXECUTIVES


Board of Directors
Vice Chairman & Managing Director
Kwok Ping-kwong, Thomas
(1)
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
(1)
Architectural & Engineering
Executive Director
Chan Kai-ming
(2)
Project Management
Executive Director
Wong Chik-wing, Mike
(3)
Special Projects
(4)
Construction
(5)
Mechanical & Electrical Installation
(5a)
Project Monitoring
(6)
Project Planning & Development
Executive Director
Chan Kui-yuen, Thomas
(7)
Hotel
(8)
Valuation
(9)
Sales
(10)
Leasing
(11)
China
(12)
Building Management
Executive Director
Kwong Chun
(13)
Corporate Planning & Strategic Investment
Executive Director
Wong Yick-kam, Michael
Chan Kwok-wai, Patrick
(14)
Financial Investment
(15)
Property Investment
(16)
Corporate Finance
(17)
Telecommunications/ Information Technology
(18)
Legal/ Company Secretarial
(19)
Transport Infrastructure Management/ Logistics/Retail
(20)
Financial Services/ Insurance
(21)
Accounts
(22)
Estate Management
(23)
Public Affairs/ Community Relations
(24)
Internal Audit
(25)
Internal Affairs
(26)

(1) Executive Committee

Kwok Ping-kwong, Thomas
MSc(Bus Adm), BSc(Eng), FCPA, SBS, JP
Vice Chairman and Managing Director

Kwok Ping-luen, Raymond
MA(Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman and Managing Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director
(Architectural & Engineering)

Chan Kui-yuen, Thomas
B Comm
Executive Director
(Project Planning & Development)

Kwong Chun
Executive Director (Building Management)

Wong Yick-kam, Michael
BBA, MBA
Executive Director
(Corporate Planning & Strategic Investment)

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS), JP
Executive Director (Project Management)

Chan Kwok-wai, Patrick
MBA, FCPA, FCCA, ACIS, TEP
Executive Director & Chief Financial Officer
(Corporate Planning & Strategic Investment)

(1a) Chairman's Office

Yung Wing-chung
Corporate Advisor

Chien Yuan-hwei, George
BSc(Eng), MSc, DIC, CEng, PEng, FICE, FITE
Transportation Advisor

Chin Ping-fai, Johnny
MA
Manager

Overton, Thomas Mc Donald
BSc, MBA
Manager

Lu Yee-liang, Gavin
BSc(Arch), BArch(Hons), MSIA, RIBA
Registered Architect
Manager

Lee Chak-cheong, Roger
BSc, MSc, CEng, MICE, MIHT, MILT
Deputy Manager (Transport)

Ho Tak-ming, Benny
BSc, MSc, CFA, CAIA, FRM
Deputy Manager

Li Ka-wa, Terry
MSoc.Sc, BSoc.Sc
Assistant Manager

(2) Architectural and Engineering

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

a. **Sitt Nam-hoi**
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Chief Architect

Li Kwong-hing
BSc(Eng), MSc, DIC, CEng, MIMechE, FCIBSE, MHKIE, RPE
Chief Building Services Engineer

Lau Chi-kin
MSc, CEng, FIStructE, FHKIE, MICE, RSE, RPE, I RSE-PRC
Authorized Person
Chief Structural Engineer

Ng Tze-kwan, Jeff
BArch, MAIBC, MRAIC, HKIA
Registered Architect
Authorized Person
Deputy Chief Architect

Choi Siu-chuen
MHKIE
Deputy Chief Building Services Engineer

Li Ka-wing
Deputy Manager

Chan Wai-hing, Clara
Deputy Manager

Lam Kwok-leung, Kelvin
BSc(Eng), CEng, MIStructE, MHKIE, RSE, RPE
Deputy Chief Structural Engineer

Chiu Wai-kuen, Stephen
BSc(Eng)
Senior Structural Engineer

Lau Kay-shui
MSc, CEng, MIStructE, MHKIE, RPE, RSE
Senior Structural Engineer

Chiu Tai-shing, Joseph
BASc, MSc, PEng, MHKIE
Senior Structural Engineer

Tang Wai-man, Tony
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Senior Architect

Ng Hin, Felix
BA(AS), MArch, HKIA
Registered Architect
Authorized Person
Senior Architect

Wong Ka-man, Carmen
BA(AS), MArch, HKIA
Registered Architect
Authorized Person
Assistant Manager

Yuen Chung-ah, Michael
BA(Hons), BArch, RIBA, HKIA
Registered Architect
Design Architect

Sin Wai-man, Abby
BLA(Hons), OALA, CSLA
Assistant Manager

Toh Suan-sim
BArchSt, BArch(Hons)
Registered Architect (Singapore)
Assistant Manager

Leung Hok-man, Ricky
BEng(Hons), CEng, MIStructE, MHKIE, MIEAust, CPEng, RPE
Senior Structural Engineer

Wu Chi-wing
BEng(Hons)
Senior Structural Engineer

b. **Leung Yuen-dick**
BArch, MA Arb, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Yen Koon-wai, Michael
BA(AS)Hons, MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

Leung Chi-keung, Barry
BA(AS), BArch, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

Fung Siu-man, Shirley
BA(AS), MArch, HKIA
Registered Architect
Authorized Person
Assistant Manager

King Jun-ping, Christopher
BA(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

Fong Ching, Jeffrey
BSc(Hons), MSc(Arch), Dip Arch, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

(3) Project Management

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS), JP
Executive Director

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Manager

Au Yeung Shiu-keung
BSc(Eng), CEng, FHKIE, FCIBSE, FIET, FIEAust
Manager

Lee Tit-sun, Augustine
BArch, FHKIA
Registered Architect
Authorized Person
Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
Manager

Ng Chak-kin, Clarence
BA(AS), BArch, RIBA, HKIA
Registered Architect
Authorized Person
Deputy Manager

Woo Yan-fan, Stella
BA(AS), MArch, MBA, HKIA
Registered Architect
Authorized Person
Deputy Manager

Chan Hong-ki, Robert
BSc, MRICS, MHKIS, RPS(BS)
Authorized Person
Deputy Manager

Tsang Wai-ming, Thomas
BArch, MCIArb, AHKIArb, RIBA, HKIA, RAIA, MAIB
Registered Architect
Authorized Person
Deputy Manager

Wong Wai-yin, May
BID, ASID
Deputy Manager

Chiu Hon-hang, Elvin
BES, BEDS, BArch, HKIA, PFM
Registered Architect
Authorized Person
Assistant Manager

Cheung Chin-hung, Sunny
BEng(Hons), CEng, MHKIE, MICE, MGSHK, EUR.ING, RPE
Assistant Manager

Ng Chau-ming, Nelson
BEng, CEng, MIStructE, MHKIE, RPE
Assistant Manager

Tsang Chun-wing, Donald
MSc(Eng), CEng, MIStructE, MHKIE, RPE
Assistant Manager

Cheung Chi-ping, Ricardo
BSc, MRICS, MHKIS, MACostE, AAIQS, RPS(QS)
Assistant Manager

Yuen Yiu-ming, Kelvin
BSc(Hons), MRE, MAIBS, MRICS, MHKIS
Assistant Manager

Pau Wai-keung
MEEM, MEM, CEng, CFM, MHKIE, MCIBSE, MIEE, MASHRAE, MHKCS, RPE
Assistant Manager

Ng Muk-kwai, Rayson
MBA, CEng, MIMechE, MCIBSE, MHKIE, RPE
Assistant Manager

Chan Shing-kwong, David
BA(AS), BArch, RIBA, HKIA
Registered Architect
Assistant Manager

Law Wei-man, Sabrina
BA(Hons), DipArch, MBA, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

Cheung Kam-cheung, Angus
BA(AS), MArch, MCIArb, HKIA
Registered Architect
Authorized Person
Assistant Manager

Kwok Wing-kwong
MSc(Eng), PhD, CEng, MIMechE, MHKIE, MCIBSE, MIFireE
Assistant Manager

Seng Hok-hung, Robert
BSc, PCHKL, LLM, MAArb, MSc(Real Est), MCIArb, MCIOB, MRICS, MHKIS
Assistant Manager

(4) Special Projects

Tung Chi-ho, Eric
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chung Wing-tim, Alain
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Manager

Chan Lai-man, Raymond
BSc(Eng), MBA, MRICS, MHKIS, MHKIE, MCIOB, MHKICM
Deputy Manager

Cheung Wai-tak, Vitus
BSc(Eng), MHKIE, MCIBSE, MIEAust, MIEE
Deputy Manager

So Wai-lik, Johnson
BSc, MBA, FRICS, FHKIS, FSZCEA, ACIArb, AHKIArb, RPS(QS)
Deputy Manager

Mak Mang-tim, Timothy
BA(Hons), BArch, HKIA
Registered Architect
Authorized Person
Deputy Manager

Tse Pak-wing
Assistant Manager

Kung Chi-ming, Keith
BA(AS), MArch, MSc, HKIA
Registered Architect
Assistant Manager

(5) Construction

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS), JP
Executive Director

Kwok Leung Kit-kan, Ingrid
MSc(Bus Adm), BSc(Hons), CEng, MBCS, MHKIE, CITP
Manager

Tsoi Siu-ho, Robert
BSc, MSc, DipCon, FCPA, ARCS, DIC
Manager (Central Functions)

Lee Bing-shu
Consultant (Construction Management)

Mo Kon-fei, Kenneth
MSc(Eng), MBA, LLB, DipMS, MHKIE, CEng, MICE, RSE, I RSE-PRC
Authorized Person
Manager (Construction Management)

Tsoi Yuk-man, Desmond
MA, MSc, FCIArb, MRICS, MHKIS, MCIOB
Manager (Construction Management)

Lee Kwok-wa, Chris
MAIB
Manager (Construction Management)

Chan Hon-yee
ACMA, CPA
Deputy Manager
(Construction Management)

Hui Lin-sing, Roger
BSc(Eng), CEng, MICE, MIStructE, MHKIE, RPE, RSE
Deputy Manager
(Construction Management)

Wong Leung Kit-wah, Linda
Deputy Manager (Purchasing)

Fung Chi-on, Ricky
Deputy Manager (Purchasing)

Lau Wai-keung, Dennis
MRICS, MHKIS
Deputy Manager (Contract Subletting)

Chan Kin-wah, Jonathan
MEM, TechRICS, TAHKIS
Deputy Manager (Contract Subletting)

Lam Fuk-wing
BSc(Civil Eng)
Deputy Manager
(Construction Management)

Cheung Kam-fan
BBA
Deputy Manager
(Construction Management)

Ng Kwok-cheung, Barry
BCSc(Hons), MBA
Assistant Manager (Information Technology)

Chong Mo, Simon
BSc, MSc
Assistant Manager (Information Technology)

Lai Wai-ching, Phoebe
MSc, FCCA, CPA
Assistant Manager (Accounting)

Chan Ying-kuen, David
Assistant Manager (Accounting)

Lai Siu-ki, Pele
MBA, MIHRM(HK), MHKMA, PMgr, IPMP Trainer, Certified HR Professional - PRC
Assistant Manager
(Human Resources & Administration)

Mak Kwok-leung
BSc, MBA, CEng, MIMechE, MHKIE, RPE
Assistant Manager (Plant & Machinery)

Kong Chi-keung, Danie
Assistant Manager (Purchasing)

Yu Shui-kee, Quincy
MRICS, MHKIS
Assistant Manager (Quantity Surveying)

Mak Tak-yin, Jay
BSc, MSc, MRICS, MHKIS, MCIArb, RPS(QS)
Assistant Manager (Quantity Surveying)

Hui Chi-kin, Ronnie
BEng, CEng, MIMechE, MHKIE, MCIBSE, MIEAust, MASME, MASHRAE, RPE
Assistant Manager (Mechanical & Electrical)

Lo Wai-leung, Clint
GDipAppSc(OHS), MAppSc(Safety Mgt), ASA, RSA, RSO(HK & Guangdong), MIOSH, MIIRSM, MASSE, POSHA, FHKISA, MSASA, MSRSO
Assistant Manager (Safety & Security)

(5a) Mechanical and Electrical Installation

Yu Yiu-wing
Consultant

Tsoi Siu-ho, Robert
BSc, MSc, DipCon, FCPA, ARCS, DIC
Manager

Lam Chung-mo, Moses
BEng(Hons), CEng, MIEE, MHKIE, RPE
Deputy Manager

Sin Hung-fai
Deputy Manager (Fire Services)

Tam Ping-ip
DMS, MIEEE
Assistant Manager (Electrical Services)

Ng Chung-ming
Assistant Manager (Fire Services)

Chan Chor-tat, Gilbert
Assistant Manager (Fire Services)

Pang Ki-kai
AIIM
Assistant Manager (Electrical Services)

(6) Project Monitoring

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Manager

Wong Wai-tung
MA Arb, DipArb, FHKIE, FCIOB, FCIArb, RPE
Deputy Manager

Tsang Wai-keung, Savio
MBA, MRICS, MHKIS, MCIOB, MHKICM, MCIArb, MASI
Deputy Manager

Ip Tak-pan, Ben
BSc(Hons), MHKIS, MRICS, MACostE, MHKICM, MSBHK, MIMS, RPS(QS)
Assistant Manager

(7) Project Planning and Development

Chan Kui-yuen, Thomas
B Comm
Executive Director

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS), JP
Executive Director

Chu Kwok-kit, Ringo
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
Manager

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Manager

Fung Man-lok, Ronnie
MHKIS, RPS(GP)
Manager

Chan Po-ling, Margaret
BES(Hons), MSc(GIS), MHKIP, MCIP, RPP
Deputy Manager

(8) Hotel

Ricco M. DeBlank
Chief Executive Officer, Hotel Division

Chow Yum-chong, Francis
FCCA, FCPA
Vice President (Finance), Hotel Division

Chan Tin-yau, Keven
CHSP
Deputy Vice President (Operations), Hotel Division

Cheung Kin-man, Ricky
B Comm, CPA, CPA(Aust)
Financial Controller, Hotel Division

Chuang Sze-bai, Brian
BArch, HKIA
Registered Architect
Assistant Manager

a. **The Royal Garden**

Chan Tin-yau, Keven
CHSP
General Manager

Chan Suk-ching, Jenny
Hotel Manager

Lai Che-wah, Johnny
Executive Assistant Manager

Yuen Ching-hoi, Horace
Financial Controller

b. **Royal Park Hotel**

Cheung Cheuk-man, Carman
General Manager

Tam Kam-ming, Andrew
Financial Controller

c. **Royal Plaza Hotel**

Wong Chak-fung, Peter
PhD, CHA, FHKIoD, FCMI, FIH, MIMC, MBCS, MTMA
General Manager

Lee Chi-wah, Howard
MA, BA
Executive Assistant Manager

Lee Chi-keung, Marvey
Financial Controller

d. **Royal View Hotel**

Au Ka-yiu, Stephen
General Manager

Choi Kwok-ning, Philips
Financial Controller

(9) Valuation

Fung Chu-hee, Andrew
MSc(IRE), MRICS, MHKIS, RPS(GP)
Chartered Valuation Surveyor
Manager

(10) Sales

a. **Lui Ting, Victor**
BBA
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Hon-lun, Andy
BSc(Hons), MRICS, MHKIS, RPS
Assistant Manager

Woo Chi-yuen, Allen
BSc(Hons), MRICS, MHKIS
Assistant Manager

b. **Chow Kwok-yin, Eric**
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Yim Dao-kit
Deputy Manager

Yang Joe-tsi, Edgar
MA
Deputy Manager

Cheuk Sau-mun, Amy
BSc(Hons)
Deputy Manager

Ip Hoi-leung, Dolphin
MEM
Assistant Manager

c. **Tung Chi-ho, Eric**
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Tam Sik-cham
BSc
Assistant Manager

(11) Leasing

Retail

a. **Chan Kai-ming**
CEng, FIStructE, MICE
Executive Director

Lam Ka-keung, Henry
BSc(Hons), MSc(Const & Real Est)
Manager

Yau Hin-chung, William
BA(AS)
Deputy Manager

b. **Fung Sau-yim, Maureen**
BSc(Hons)Est. Mgt., MHousMan(Distinction), MBA, MRICS, FISCM, FIIM, MHIREA
Manager

Lee Pik-kee, Michelle
BA(Hons), MBA, MISCM
Assistant Manager

c. **Chung Sau-lin, Fiona**
BBA, MBA, MRICS, MHKIS
Deputy Manager

d. **El-Azar, Karim Naji**
Assistant Manager

e. **Ho Lick-tin**
Manager

Fung Yick-lam, Cris
Deputy Manager

Office

Wong Chin-wah, Jimmy
BSc(Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Lo King-wai
MBA, MRICS, MCIOB, MHKIS, RPS
Manager

Lau Lai-ching, Ellijah
Dip.BS(Mktg), FHIREA, MCIH, MHKIH, FISCM
Deputy Manager

Leung Ka-po, Filipe
MEng(Hons), MPhil, AdvDip(PropDev), ACGI, PDQM, PDEC
Assistant Manager

Ng Chun-wai, David
BArch, MHIREA
Assistant Manager

Residential (Signature Homes)

Kang Min, Mavis
BSoc.Sc(Hons), DipSurv
Deputy Manager

Industrial

Yau Man-fat, Kelvin
BSc(Hons), MBA, MHousMan, PgDipInvMgt, DipHousMan, FHKIH, MCIH, MHKSI, MIFMA, MIMgt, RPHM
Manager

(12) China

Kwong Chun
Executive Director

Chan Kui-yuen, Thomas
B Comm
Executive Director

So Chung-keung, Alfred
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Zhou Yimin, Andrew
PhD, CMgr
Manager

Lim Yoke-tuan, Michael
LLB(Hons), MBA, FCPA, FCMA, CA(M)
Manager

Chau Sai-yim, Stephen
Manager

Tang Wai-chung, Ted
Manager

Leung Yuen-dick
BArch, MA Arb, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Ching Wai-chuen, Antonio
BA(AS), BArch, RIBA, HKIA, RAIA
Registered Architect
Authorized Person
Deputy Manager

Tseung Sik-yin, Stephen
HKIA
Registered Architect
Authorized Person
Deputy Manager

Choy Chi-keung, Ian
BA, MHousMan
Deputy Manager

Ong Kim-leang, Jasmine
BSc(Est Mgt)
Deputy Manager

Li Iu-tong, Thomas
MA
Deputy Manager

Huang Shaomei, Echo
Deputy Manager

Fok Yau-kit
FCEA, DMS, MBIM
Assistant Manager

Man Chi-fung, Rick
BA, PDip(Real Estate)
Assistant Manager

Yen Koon-wai, Michael
BA(AS)Hons, MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

Lam Kam-wing, Stafen
MSc, MCIM
Assistant Manager

Leung Chi-keung, Barry
BA(AS), BArch, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

Fung Siu-man, Shirley
BA(AS), MArch, HKIA
Registered Architect
Authorized Person
Assistant Manager

King Jun-ping, Christopher
BA(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

Lee Wai-kam, Hyman
BA, MCF, FCCA, FCPA, ACA, AHKRFP
Assistant Manager

Fong Ching, Jeffrey
BSc(Hons), MSc(Arch), Dip Arch, HKIA
Registered Architect
PRC Class I Registered Architect Qualification
Assistant Manager

Hung Bo-lin, Judy
BA(Hons), MSc, MCIM
Assistant Manager

Kwan Chun-wah
BEng, MBA, MSc, CPA, CFA
Assistant Manager

Tse Chun-to, Sharon
BBA(Hons), FCPA, FCCA
Assistant Manager

Kwok Yat-lung, Joseph
BA(AS), BArch, RIBA, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Assistant Manager

(13) Building Management

Kwong Chun
Executive Director

Kwong Ching-wai, Alkin
BSc(Eng), PgDIT, CEng, MIStructE, MHKIE, RPE, RSE
Authorized Person
Manager

Mok Chi-hung
FCIH, FHKIH, MHIREA, RPHM
Manager

Kwok Chan-fai
MCIH, MHKIH, RPHM, EHKIM
Deputy Manager

Wong Kei-on
BA, MHKIH, MCIH, RPHM
Deputy Manager

Lee Tze-leung, Adrian
BBA, MBA, FCCA, CPA, HKRFP
Assistant Manager

Leung Nai-yin, Arthur
BBus, FCCA, FCPA, ACIB, AHKIB, CGA, CPA(Aust)
Assistant Manager

Kwan Yu-kuen, Ricky
Assistant Manager

Cheung Tam Ka-wood, Rebecca
FHKIH, MCIH, RPHM
Assistant Manager

Choi Ming-chi
Assistant Manager

(14) Corporate Planning and Strategic Investment

Wong Yick-kam, Michael
BBA, MBA
Executive Director

Chan Kwok-wai, Patrick
MBA, FCPA, FCCA, ACIS, TEP
Executive Director & Chief Financial Officer

Mak Nak-keung
BSoc.Sc, MPhil
Manager (Economic Research)

Ng Shuk-chau, Margaret
MA(Distinction), Hon Dip(Distinction)
Manager (Corporate Communications)

Tse Man-kuen, Winnie
Deputy Manager (Corporate Communications)

Wong On-ning, Orlena
BBA, M Comm, CA
Deputy Manager (Corporate Planning)

Cheong Suk-ying, Linda
BSoc.Sc, MBA, CFA
Deputy Manager (Economic Research)

Luk Ka-fat, Roger
BA, MBA, MAcc, CPA, CFA
Assistant Manager

Ng Yiu-hong
BSoc.Sc, MPhil, CFA
Assistant Manager

Ng U-jim
B Comm, MBA, CPA(Aust)
Assistant Manager

(15) Financial Investment

Hong Pak-cheung, William
BSc
Manager

Poon Chun-wing, Johnny
BSoc.Sc, MBA, FCCA, CFA
Deputy Manager

Chan Wai-tsz, Teresa
BA
Assistant Manager

(16) Property Investment

Lui Ting, Victor
BBA
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Kwok-kin, Slayman
MSc, MRICS, MHKIS, RPS, RPHM
Deputy Manager

(17) Corporate Finance

Chan Kwok-wai, Patrick
MBA, FCPA, FCCA, ACIS, TEP
Executive Director & Chief Financial Officer

Au Man-to
LLB, FCIS, ACIB
Manager

Kwok Yue-yee, Amy
B Comm
Manager

Ho Ka-wai, Josephine
MBA
Assistant Manager

(18) Telecommunications/ Information Technology

SmarTone Telecommunications Holdings Limited

Li, Douglas
Chief Executive Officer

SUNeVision Holdings Ltd.

Tsim Wing-kit, Alfred
Chief Executive Officer

(19) Legal/Company Secretarial

Yung Sheung-tat, Sandy
BA(Law)Hons
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Wong Siu-mun, Katherine
ACIS, ACS
Deputy Company Secretary

Tse Kar-lun, Frankie
LLB(Hons)
Deputy Manager

Chong Tin-cho
BSoc.Sc, LLB(Hons), LLM, LLD
Deputy Manager

Yeung Ming-yip, Jason
LLB(Hons)
Deputy Manager

Lai Man-shek
BA(Law)Hons
Assistant Manager

Chan Miu-yin, Alice
LLB(Hons)
Assistant Manager

Chan Kin-chu, Harry
LLM
Assistant Manager

Tso Hon-yuk, Monica
LLB, LLM, MBA
Assistant Manager

Ho Pui-yi, Diana
LLB, MBEC
Assistant Manager

(20) Transport Infrastructure Management/Logistics/ Retail

Wilson Group

Koch, Gary Alfred
Vice Chairman and Executive Director

Siu Hon-wah, Thomas
Managing Director

Cheng Siu-hung, Paul
Chief Executive Officer
Autotoll Limited

Fong Ping, Vincent
Director of Tollways

Lui Sung-yee, Alan
Director of Corporate Affairs

So Wing Shing, Vincent
Director of Parking

Wong Yuk-lan, Nancy
Director of Finance & Administration

Wu Tung-chai, Peter
Director of Equipment & Services

Logistics Services

Chung Wai-yin, Jessie
BA, MBA
General Manager
River Trade Terminal Company Limited

Leung Lai-chi, Michelle
MMgt
Chief Operating Officer
Airport Freight Forwarding Centre Company Limited

Pang Tai-hing, Peter
Operations Director
Airport Freight Forwarding Centre Company Limited

Chan Kei-yan, Paul
BA, MBA
General Manager
Hoi Kong Container Services Company Limited

Lam Wai-kui, Raymond
BBA(Hons)
General Manager, Terminal Operations & Engineering
River Trade Terminal Company Limited

Yu Wai-yee, Fione
BA(Hons), FCCA
Financial Controller
Airport Freight Forwarding Centre Company Limited

Cheng Kwai-hing, Raymond
General Manager
Park Island Transport Company Limited

The YATA Department Store

Chong Wai-chung, Daniel
Managing Director

Hui Hing-sang, Sam
Dip.BS
General Manager (Store Management)

Au Sin-lun, Catherine
BA
General Manager (Concession Management)

Cheung Kai-leung, Raymond
B Comm, MBA, CPA, CPA(Aust)
General Manager (Finance & Administration)

(21) Financial Services/Insurance

Financial Services

Yung Wing-chung
Consultant

Au Mo-cheung, Alex
EMBA(Distinction), PDipCD, DBA, MHKSI, FHKIoD
Manager

Ng Yu-po, Frederick
B Comm, MBA
Assistant Manager

Leung Ho-man, Wilson
BSocWork, MBA, CFA
Assistant Manager

Insurance

Chow Ka-yin
Consultant

Wong Kwai-chuen, Andrew
BBA, MBA, ACII
Chartered Insurer
Manager

Yim Ka-yan, Amy
MBA, ANZIIF (Snr Assoc)
Deputy Manager

Pun Wing-sze, Doris
BSc, MPA, CPA, CPA(Aust)
Assistant Manager

(22) Accounts

Chan Kwok-wai, Patrick
MBA, FCPA, FCCA, ACIS, TEP
Executive Director & Chief Financial Officer

Pun Chun-sun, Bernard
MSc, FCA, FCPA
Chief Accountant

Wu Tze-cheung, Philip
BA(Hons), FCPA, MIHRM(HK)
Manager

Leung Yu-kai, David
ACA, FCCA, FCPA
Manager

Li Ching-kam, Frederick
FCCA, CPA
Deputy Chief Accountant

Lee Hung-chak, Maurice
BBA, LLB, FCCA, CPA
Deputy Manager

Fok Yat-cheong, Edward
MSc(Eng), AHKIB, MHKCS
Deputy Manager (Information Technology)

Kwok Tai-wai, David
Deputy Manager (Information Technology)

So Wai-kei, Godwin
BA(Hons), ACCA, CPA, ACIS, ACIB
Deputy Manager

Chow Cheuk-wing, Eric
MPA, FCPA
Senior Accountant

Leung Cheuk-ming, Eric
MSc, CISSP, MHKCS
Assistant Manager (Information Technology)

Ko Ping-yin, Albert
Chief Cashier

Wong Mei-ki, Maggie
MA, FCCA, CPA, ACIS
Assistant Manager

Chan Chi-wai, Richie
MBA, CPA
Assistant Manager

Pang Chung-leung
CPA
Assistant Manager

Loh Cheuk-hin, Edward
BBA, MBA, FCCA, CPA
Assistant Manager

(23) Estate Management

Wong Chin-wah, Jimmy
BSc(Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Kam-fai
MCIH
Manager

Lam Man-pak, Patrick
BA(Hons), MCIH, RPHM
Manager

Lee Cheung-yiu, Gordon
BSc(Hons), MSc(Building Services Eng), MSc(Fire & Safety Eng), MRICS, MCIOB, MHKIS, MSOE, MIPlantE, MASHRAE, RPS(BS)
Deputy Manager

Hon Shuk-ching, Irene
Deputy Manager

Tsui Elaine
BBA
Deputy Manager

Sham Sik-shing, Simon
BTech(Hons), MCIH
Assistant Manager

Chan Shing-wai
Dip.BA, MCIH, RPHM
Assistant Manager

Shiu Wai-ching, Teresa
BA(Hons), MHKIH, RPHM, FISCM
Assistant Manager

Chan Chun-wah, Owen
BSoc.Sc, MBA, MCIH, MHKIH
Assistant Manager

(24) Public Affairs/Community Relations

Public Affairs

Lee Luen-fai
BA, Cert Ed
Manager

Community Relations

Lee Kam-chung
Manager

Law Wan-fat, Joe
Assistant Manager

(25) Internal Audit

Chiu Yue-ming, Daniel
MAcc, FCCA, FCPA, FCIS, ACMA, FCPA(Aust)
Manager

Wong Chung-wai, Barry
BA(Hons), MBA, FCCA, CPA
Deputy Manager

Hui Sui-tak, Andrew
MBA, FCCA, CPA
Deputy Manager

Cheng Wai-ming, Vincent
BA(Hons), MSc, MPA, FCCA, FCPA, CIA, CISA
Assistant Manager

Yip Wai-leung, Keith
BBA(Hons), MPA, CPA, LLM
Assistant Manager

(26) Internal Affairs

Tang Chak-hin
BBA, MBA
Manager

Chan Choi-yin, Clara
MIHRM(HK)
Deputy Manager (Human Resources Management)

Ho Kui-yuen, Kenneth
BSoc.Sc, MBA, DTM
Deputy Manager (Training & Development)

Chow Chiu-mei, Grace
BBA, MA, MIHRM(HK)
Deputy Manager (Human Resources)

Wong Ho-keung, Jimmy
Assistant Manager (Office Management)

Financial Contents

Independent Auditor's Report



TO THE MEMBERS OF SUN HUNG KAI PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Sun Hung Kai Properties Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 130 to 182, which comprise the consolidated and Company balance sheets as at 30 June 2009, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong 15 September 2009

Consolidated Profit and Loss Account

For the year ended 30 June 2009
(Expressed in millions of Hong Kong dollars)

	Notes	2009	2008
Revenue	2(a)	**34,234**	24,471
Cost of sales		**(17,689)**	(11,371)
Gross profit		**16,545**	13,100
Other income		**229**	403
Selling and marketing expenses		**(1,474)**	(1,350)
Administrative expenses		**(1,404)**	(1,425)
Operating profit before change in fair value of investment properties	2(a)	**13,896**	10,728
(Decrease)/increase in fair value of investment properties		**(2,654)**	12,206
Operating profit after change in fair value of investment properties		**11,242**	22,934
Finance costs		**(602)**	(922)
Finance income		**94**	217
Net finance costs	3	**(508)**	(705)
Profit on disposal and impairment loss of available-for-sale and other investments	4	**87**	1,056
Share of results (including increase in fair value of investment properties net of deferred tax of HK$187 million (2008: HK$5,470 million)) of:			
Associates		**215**	432
Jointly controlled entities		**1,412**	7,518
	2(a) & 10(b)	**1,627**	7,950
Profit before taxation	5	**12,448**	31,235
Taxation	8	**(1,885)**	(3,084)
Profit for the year	2(a)	**10,563**	28,151
Attributable to:			
Company's shareholders		**10,356**	27,602
Minority interests		**207**	549
		10,563	28,151
Dividends	9		
Interim dividend paid		**2,051**	2,051
Final dividend proposed		**4,359**	4,359
		6,410	6,410
(Expressed in Hong Kong Dollars)			
Earnings per share based on profit attributable to the Company's shareholders (reported earnings per share)	10(a)		
Basic		**$4.04**	$10.87
Earnings per share excluding the effects of changes in fair value of investment properties net of deferred tax (underlying earnings per share)	10(b)		
Basic		**$4.84**	$4.80

Consolidated Balance Sheet

As at 30 June 2009

(Expressed in millions of Hong Kong dollars)

	Notes	2009	(Restated) 2008
Non-current assets			
Investment properties	11	**158,593**	159,293
Fixed assets	12	**21,612**	16,317
Associates	14	**3,050**	3,394
Jointly controlled entities	15	**25,792**	27,799
Loan receivables	16	**465**	693
Other financial assets	17	**2,953**	4,566
Intangible assets	18	**4,647**	4,971
		217,112	217,033
Current assets			
Properties for sale	19	**68,347**	65,417
Debtors, prepayments and others	20	**15,611**	11,552
Other financial assets	22	**602**	717
Bank balances and deposits	23	**8,143**	6,796
		92,703	84,482
Current liabilities			
Bank and other borrowings	24	**(2,644)**	(2,051)
Trade and other payables	25	**(14,600)**	(13,103)
Deposits received on sales of properties		**(2,854)**	(269)
Taxation		**(3,990)**	(4,171)
		(24,088)	(19,594)
Net current assets		**68,615**	64,888
Total assets less current liabilities		**285,727**	281,921
Non-current liabilities			
Bank and other borrowings	26	**(39,381)**	(38,252)
Deferred taxation	27	**(18,719)**	(18,903)
Other long-term liabilities	28	**(707)**	(709)
		(58,807)	(57,864)
NET ASSETS		**226,920**	224,057
CAPITAL AND RESERVES			
Share capital	29	**1,282**	1,282
Share premium and reserves		**220,986**	217,968
Shareholders' funds		**222,268**	219,250
Minority interests		**4,652**	4,807
TOTAL EQUITY		**226,920**	224,057

Directors:

Kwok Ping-kwong, Thomas

Kwok Ping-luen, Raymond

Parent Company Balance Sheet

As at 30 June 2009

(Expressed in millions of Hong Kong dollars)

	Notes	**2009**	2008
Non-current assets			
Subsidiaries	13	**30,074**	30,074
Current assets			
Debtors, prepayments and others	20	**7**	7
Amount due from a subsidiary	21	**78,231**	77,983
		78,238	77,990
Current liabilities			
Bank and other borrowings	24	**(23)**	(13)
Trade and other payables	25	**(20)**	(20)
		(43)	(33)
Net current assets		**78,195**	77,957
NET ASSETS		**108,269**	108,031
CAPITAL AND RESERVES			
Share capital	29	**1,282**	1,282
Share premium and reserves	31	**106,987**	106,749
SHAREHOLDERS' FUNDS		**108,269**	108,031

Consolidated Cash Flow Statement

For the year ended 30 June 2009
(Expressed in millions of Hong Kong dollars)

	Notes	2009	2008
Operating activities			
Cash generated from operations	32a	**11,432**	913
Hong Kong Profits Tax paid		**(2,164)**	(912)
Outside Hong Kong tax paid		**(87)**	(116)
Net cash from/(used in) operating activities		**9,181**	(115)
Investing activities			
Purchase of subsidiaries	32b	**(273)**	(4,484)
Purchase of additional interest in a subsidiary		**(88)**	(59)
Purchase of an associate		**(3)**	—
Purchase of jointly controlled entities		**—**	(122)
Purchase of other financial assets		**(568)**	(329)
Net repayments from/(advances to) associates and jointly controlled entities		**3,127**	(3,070)
Additions to fixed assets		**(6,248)**	(5,178)
Additions to investment properties		**(1,550)**	(2,798)
Payment of telecommunications licence fees		**(76)**	(66)
Proceeds from disposal of investment properties		**59**	—
Proceeds from disposal of jointly controlled entities		**8**	64
Proceeds from disposal of other financial assets		**1,387**	2,230
Proceeds from disposal of other fixed assets		**7**	5
Interest received from investments		**54**	51
Dividends received from listed investments		**212**	202
Dividends received from unlisted investments		**3**	6
Dividends received from associates and jointly controlled entities		**1,491**	3,182
Loans and advances repaid/(made)		**481**	(11)
Net cash used in investing activities		**(1,977)**	(10,377)
Financing activities			
Bank and other borrowings raised		**11,744**	13,712
Repayment of bank and other borrowings		**(10,239)**	(7,065)
Increase in pledged bank deposits		**(57)**	(9)
Interest paid		**(1,017)**	(1,623)
Interest received		**94**	220
Proceeds from issue of shares by subsidiaries		**—**	9
Proceeds from issue of shares, net of expenses		**—**	10,891
Payment for repurchase of shares by a subsidiary		**(196)**	(64)
Increase in fundings from minority shareholders		**343**	367
Dividends paid to shareholders		**(6,410)**	(6,154)
Dividends paid to minority shareholders		**(155)**	(410)
Net cash (used in)/from financing activities		**(5,893)**	9,874
Increase/(decrease) in cash and cash equivalents		**1,311**	(618)
Cash and cash equivalents at beginning of year		**6,384**	6,975
Effect of foreign exchange rates changes		**(46)**	27
Cash and cash equivalents at end of year	32c	**7,649**	6,384

Consolidated Statement of Changes in Equity

For the year ended 30 June 2009

(Expressed in millions of Hong Kong dollars)

	Attributable to Company's shareholders								
	Share Capital	Share Premium	Capital reserves	Investment revaluation reserve	Exchange reserve	Retained profits	Total	Minority interests	Total
At 1 July 2007	1,246	24,927	757	2,276	983	155,287	185,476	3,019	188,495
Exchange difference arising on translation of financial statements of									
— subsidiaries	—	—	—	—	2,176	—	2,176	285	2,461
— associates and jointly controlled entities	—	—	—	—	176	—	176	—	176
Fair value losses on available-for-sale investments	—	—	—	(338)	—	—	(338)	(2)	(340)
Net income and expense recognized directly in equity	—	—	—	(338)	2,352	—	2,014	283	2,297
Fair value gains released on sale/redemption of available-for-sale investments	—	—	—	(578)	—	—	(578)	—	(578)
Profit for the year	—	—	—	—	—	27,602	27,602	549	28,151
Total recognized income and expense for the year	—	—	—	(916)	2,352	27,602	29,038	832	29,870
Issue of shares, net of expenses	36	10,855	—	—	—	—	10,891	—	10,891
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	—	—	1	—	—	(1)	—	—	—
Shares issued by a subsidiary on exercise of share options	—	—	(1)	—	—	—	(1)	1	—
Interim dividend paid	—	—	—	—	—	(2,051)	(2,051)	—	(2,051)
Final dividend paid	—	—	—	—	—	(4,103)	(4,103)	—	(4,103)
Acquisition of subsidiaries	—	—	—	—	—	—	—	1,329	1,329
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	(92)	(92)
Deemed partial disposal of interest in a subsidiary	—	—	—	—	—	—	—	7	7
Capital contribution from minority interests	—	—	—	—	—	—	—	121	121
Dividends paid to minority shareholders	—	—	—	—	—	—	—	(410)	(410)
At 30 June 2008 and 1 July 2008	1,282	35,782	757	1,360	3,335	176,734	219,250	4,807	224,057
Exchange difference arising on translation of financial statements of									
— subsidiaries	**—**	**—**	**—**	**—**	**(66)**	**—**	**(66)**	**(10)**	**(76)**
— associates and jointly controlled entities	**—**	**—**	**—**	**—**	**(47)**	**—**	**(47)**	**—**	**(47)**
Fair value losses on available-for-sale investments	**—**	**—**	**—**	**(970)**	**—**	**—**	**(970)**	**(4)**	**(974)**
Net expense recognized directly in equity	**—**	**—**	**—**	**(970)**	**(113)**	**—**	**(1,083)**	**(14)**	**(1,097)**
Fair value gains released on sale/redemption of available-for-sale investments	**—**	**—**	**—**	**(77)**	**—**	**—**	**(77)**	**—**	**(77)**
Impairment loss of available-for-sale investments transferred to profit and loss account	**—**	**—**	**—**	**232**	**—**	**—**	**232**	**—**	**232**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**10,356**	**10,356**	**207**	**10,563**
Total recognized income and expense for the year	**—**	**—**	**—**	**(815)**	**(113)**	**10,356**	**9,428**	**193**	**9,621**
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	**—**	**—**	**4**	**—**	**—**	**(4)**	**—**	**—**	**—**
Interim dividend paid	**—**	**—**	**—**	**—**	**—**	**(2,051)**	**(2,051)**	**—**	**(2,051)**
Final dividend paid	**—**	**—**	**—**	**—**	**—**	**(4,359)**	**(4,359)**	**—**	**(4,359)**
Acquisition of additional interest in a subsidiary	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(250)**	**(250)**
Release upon disposal of a subsidiary	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**2**	**2**
Capital contribution from minority interests	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**55**	**55**
Dividends paid to minority shareholders	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(155)**	**(155)**
At 30 June 2009	**1,282**	**35,782**	**761**	**545**	**3,222**	**180,676**	**222,268**	**4,652**	**226,920**

Notes to the Financial Statements

(Expressed in millions of Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

a. *Basis of preparation*

The financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards and Interpretations (collectively, "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The financial statements are prepared under the historical cost convention except for investment properties and certain financial instruments, which are measured at fair value, as explained in the principal accounting policies set out below.

In the current year, the Group has applied, for the first time, the following new amendments and interpretations of Hong Kong Financial Reporting Standards (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 July 2008.

HKAS 39 and HKFRS7 (Amendment)	Reclassification of financial assets
HK(IFRIC)-INT 9 and HKAS 39 (Amendments)	Embedded derivatives
HK(IFRIC)-INT 12	Service concession arrangements
HK(IFRIC)-INT 13	Customer loyalty programmes
HK(IFRIC)-INT 14	HKAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction

HK(IFRIC)-INT 12 gives guidance on the accounting for service concession arrangements and sets out the general principles on recognizing and measuring the obligations and related rights in service concession arrangements. The infrastructure assets of the Group are retrospectively recognized as concession assets under intangible assets instead of being recognized as toll road under fixed assets. The concession assets are amortized over the term of the concession on a straight line basis. The adoption of HK(IFRIC)-INT 12 has no material impact on the results for the current and prior accounting years. Details of the intangible assets are set out in note 18.

The adoption of other new HKFRSs has no significant impact on the Group's results and financial position.

The Group has not early applied the following new and revised standards, amendments and interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2009[2]
HKAS 1 (Revised)	Presentation of financial statements[3]
HKAS 23 (Revised)	Borrowing costs[3]
HKAS 27 (Revised)	Consolidated and separate financial statements[4]
HKAS 32 and 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[3]
HKAS 39 (Amendment)	Eligible hedged items[4]
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate[3]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[3]
HKFRS 3 (Revised)	Business combinations[4]
HKFRS 7 (Amendment)	Improving disclosures about financial instruments[3]
HKFRS 8	Operating segments[3]
HK(IFRIC)-INT 15	Agreements for the construction of real estate[3]
HK(IFRIC)-INT 16	Hedges of a net investment in a foreign operation[5]
HK(IFRIC)-INT 17	Distribution of non-cash assets to owners[4]
HK(IFRIC)-INT 18	Transfers of assets from customers[6]

(Expressed in millions of Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

a. *Basis of preparation (cont'd)*

[1] *Effective for annual periods beginning on or after 1 January 2009 except for the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009*

[2] *Effective for annual periods beginning on or after 1 January 2009, 1 July 2009 and 1 January 2010, as appropriate*

[3] *Effective for annual periods beginning on or after 1 January 2009*

[4] *Effective for annual periods beginning on or after 1 July 2009*

[5] *Effective for annual periods beginning on or after 1 October 2008*

[6] *Effective for transfers on or after 1 July 2009*

It is not anticipated that these new and revised standards, amendments and interpretations will have a significant impact on the results and financial position of the Group.

b. *Basis of consolidation*

The consolidated financial statements of the Group incorporate the financial statements of the Company and all its subsidiaries made up to 30 June each year and include the Group's interests in associates and jointly controlled entities on the basis set out in note 1(f) and note 1(g) below, respectively. The financial statements of the associates and jointly controlled entities used for this purpose are either coterminous with the financial statements of the Company or cover a year ended not more than three months before the Company's year-end. The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal. All material intra-group transactions and balances are eliminated on consolidation. Unrealized profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity.

Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination.

c. *Revenue*

Revenue derived from the Group's principal activities comprises proceeds from sale of properties (excluding proceeds on development properties sold prior to their completion which are included in deposits received on sale of properties under current liabilities), gross rental income from properties letting under operating leases, revenue from hotel operation and revenue derived from other business activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, telecommunications, internet infrastructure, enabling services, department store, container and cargo handling services. It does not include the revenue of associates and jointly controlled entities.

d. *Revenue recognition*

Revenue of a transaction is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and these benefits can be measured reliably, on the following bases:

(i) Property sales

Profit from sale of properties is recognized when the significant risks and rewards of ownership of the properties are transferred to the buyers. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

(ii) Rental income

Rental income from properties letting under operating leases is recognized on a straight line basis over the lease terms.

(iii) Hotel operation

Revenue from hotel operation is recognized upon provision of services.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

d. *Revenue recognition (cont'd)*

(iv) Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(v) Construction

Revenue in respect of building construction job is recognized based on the stage of completion method measured by reference to the proportion that costs incurred to date bear to estimated total costs for the contract.

(vi) Dividend income

Dividend income from investments is recognized when the right to receive payment is established.

(vii) Use of internet services centre facilities

Revenue from customer use of internet services centre facilities is recognized ratably over the term of the agreement.

(viii) Telecommunications

Revenue from telecommunication is recognized when the service is rendered.

(ix) Toll income

Toll income is recognized upon the passage of vehicles through tunnel.

(x) Department store

Revenue from sale of own-bought goods and commission income from concession and consignment sales is recognized upon the transfer of risks and rewards of ownership of the goods.

(xi) Provision of container and cargo handling service

Revenue from the provision of container and cargo handling service is recognized when the service is rendered.

(xii) Others

Other revenue including property management service fee, car parking management fee and insurance income are recognized when the services are rendered.

e. *Subsidiaries*

A subsidiary is a company in which the Company directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the balance sheet of the Company at cost less impairment loss.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

f. Associates

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, over the management, including participation in the financial and operating policy decisions.

Results of associates are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses.

Interests in associates are accounted for in the consolidated balance sheet under the equity method and are carried at cost as adjusted for post acquisition changes in the Group's share of their results and reserves less any identified impairment loss.

g. Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

Results of jointly controlled entities are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in jointly controlled entities are accounted for in the consolidated balance sheet under the equity method and are carried at cost as adjusted for post-acquisition changes in the Group's share of their results and reserves less any identified impairment loss whereas in the balance sheet of the Company at cost less impairment loss.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

h. Intangible assets

(i) Telecommunication licences

A mobile carrier licence, which is a right to establish and maintain a telecommunication network and to provide mobile services in Hong Kong, is recorded as an intangible asset. Upon the issue of the third generation licence ("3G Licence"), renewal of the Global System for Mobile communications licence ("GSM Licence") and Personal Communications Services Licence (the "PCS Licence") the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortization is provided on the straight line basis over the remaining licence period from the date when the asset is ready for its intended use.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

h. *Intangible assets (cont'd)*

(i) Telecommunication licences (cont'd)

The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalized as part of the intangible asset. Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated profit and loss account in the year in which they are incurred.

Variable annual payments on top of the minimum annual payments, if any, are recognized in the consolidated profit and loss account as incurred.

(ii) Goodwill

Goodwill represents the excess of the cost of acquisition over the net fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiaries, associates and jointly controlled entities at the date of acquisition.

Goodwill is tested annually for impairment loss and carried at cost less accumulated impairment losses. Impaired losses recognized on Goodwill are not reversed. Goodwill on acquisition of associates and jointly controlled entities is included in investments in associates and jointly controlled entities respectively.

Any excess of the Group's interest in fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in the profit and loss account.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(iii) Concession Assets

The Group has entered into a service concession arrangement with the HKSAR Government to participate in the development, financing, operation and maintenance of toll road infrastructures. Under the arrangement, the Group carries out the construction of toll road for the granting authority and receives in exchange a right to operate the toll road and the entitlement to toll fees collected from users of the toll road. The assets including the cost of tunnel, approach road and buildings, electrical and mechanical systems under the service concession arrangement are recorded as intangible assets. Once the underlying infrastructure of the concession arrangement is completed, the concession assets are amortized over the term of the concession on a straight line basis.

i. *Financial assets, financial liability and equity*

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale investments. The classification depends on the purpose for which the financial assets were acquired and is reviewed by the management at every reporting date.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability on initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise marketable securities held for trading. At each balance sheet date subsequent to initial recognition, these investments are measured at fair value. Changes in fair value are recognized in profit or loss.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

i. *Financial assets, financial liability and equity (cont'd)*

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at amortized cost using the effective interest method less impairment loss. The carrying amount of loans and receivables is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When loans and receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognized in the balance sheet at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any identified impairment loss. Any impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired.

(iv) Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories. At each balance sheet date subsequent to initial recognition, available-for-sale investments are measured at fair value by reference to market prices. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gains or losses previously recognized in equity are removed from equity and recognized in profit or loss. Any impairment loss on available-for-sale investments is recognized in profit or loss. Impairment loss on available-for-sale investments will not reverse through profit and loss account in subsequent periods.

For available-for-sale investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment loss at each balance sheet date subsequent to initial recognition. Any impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. Such impairment loss will not reverse in subsequent periods.

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definition of a financial liability and an equity instrument. Financial liabilities are measured at amortized cost, using the effective interest method. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

j. *Derivative financial instruments and hedging*

The Group only enters into derivative financial instruments in order to hedge its underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

The method of recognizing the resulting gain or loss depends on the nature of the item being hedged. The Group designates certain derivatives as hedging instruments in hedges of the fair value of a recognized asset or liability.

For fair value hedges that qualify for hedge accounting, gains or losses arising on changes in fair values of hedging instruments are recognized immediately in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

j. *Derivative financial instruments and hedging (cont'd)*

At the inception of the hedging relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The fair values of interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

The fair values of currency swaps are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

k. *Properties*

(i) Investment properties

Investment properties are land and/or buildings held under a leasehold interest to earn long-term rental income and/or for capital appreciation. These include completed properties and land under development for future use as investment properties.

Investment properties are stated in the balance sheet at fair value and are valued at least annually by independent valuer. Increase or decrease in fair value of investment properties is recognized in the profit and loss account. Any gain or loss on disposal of an investment property is recognized in the profit and loss account.

(ii) Hotel properties

Hotel properties and their integral fixed plant used in the operation of hotel are included in fixed assets at cost less accumulated depreciation and accumulated impairment losses, if any. Any gain or loss on disposal of a hotel property is recognized in the profit and loss account.

(iii) Properties pending/under development for sale

Properties pending/under development for sale are included in stocks at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized and the anticipated costs to completion.

(iv) Stocks of completed properties

Completed properties remaining unsold at year end are stated at the lower of cost and net realizable value.

Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

(v) Other properties

Other properties are properties held for production or administrative purposes and are included in fixed assets at cost less accumulated depreciation and accumulated impairment losses, if any. Any gain or loss on disposal of other properties is recognized in the profit and loss account.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

l. Depreciation

(i) Hotel properties

Depreciation is provided on hotel property and on its integral fixed plant and calculated on a straight line basis to write off their costs less accumulated impairment losses over their estimated useful lives at rates ranging from 0.68% to 20% per annum.

(ii) Properties under development

No depreciation is provided on properties under development.

(iii) Network equipment

Network equipment including assets and equipment of the digital mobile radio telephone and local multipoint distribution services networks are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs over their estimated useful lives at rates ranging from 10% to 50% per annum. No depreciation is provided on network equipment under construction.

(iv) Other properties

The cost of leasehold land and construction cost of buildings thereon are depreciated on a straight line basis over the term of the lease.

(v) Other fixed assets

Other fixed assets including equipment, furniture, fixtures, vessels and vehicles are stated at cost less accumulated depreciation calculated on a straight line method to write off the assets over their estimated useful lives at rates ranging from 4% to 33.3% per annum.

m. Borrowings and borrowing costs

Borrowings are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured either at amortized cost, using the effective interest method or at fair value when accounting for fair value hedges set out in note 1(j) applies.

Borrowing costs are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale.

n. Materials

Materials comprising mainly building materials, hotel stocks, handsets and consumable goods are valued at the lower of cost, calculated on a weighted average cost basis, and net realizable value.

o. Translation of foreign currencies

Foreign currency transactions during the year are converted into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at closing rates of exchange ruling at the date of the balance sheet. Exchange differences arising in these cases are dealt with in the profit and loss account.

The assets and liabilities of overseas subsidiaries, associates and jointly controlled entities expressed in functional currencies are translated into Hong Kong dollars at the closing rates of exchange ruling at the date of balance sheet whereas the profit and loss accounts are translated at average exchange rates for the year. Exchange differences arising on translation are dealt with as a movement in reserves.

1 PRINCIPAL ACCOUNTING POLICIES (cont'd)

p. *Deferred taxation*

Deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

q. *Provision*

Provisions are recognized when it is probable that an outflow of economic benefits will be required to settle a present obligation and the amount of obligation can be reliably estimated.

r. *Segment reporting*

In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format and geographical segments as the secondary reporting format.

s. *Retirement benefits*

The retirement benefit costs charged to the profit and loss account represent the contributions payable in respect of the current year to the Group's defined contribution schemes and Mandatory Provident Fund Schemes.

(Expressed in millions of Hong Kong dollars)

2 SEGMENT INFORMATION

Segment information is presented in respect of the Group's primary business segments and secondary geographical segments.

(a) Business segments

The following is an analysis of the revenue and results for the year of the Group and its share of results of associates and jointly controlled entities, analysed by business segments:

For the year ended 30 June 2009

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	Segment Results	Share of Revenue	Share of Results	Combined Revenue	Consolidated Results
Property						
Property sales	15,537	6,771	1,456	342	16,993	7,113
Rental income	8,133	6,019	1,630	1,252	9,763	7,271
	23,670	12,790	3,086	1,594	26,756	14,384
Hotel operation	1,162	179	465	116	1,627	295
Telecommunications	3,703	115	—	—	3,703	115
Other businesses	5,699	1,403	2,784	240	8,483	1,643
	34,234	14,487	6,335	1,950	40,569	16,437
Other income		229		—		229
Unallocated administrative expenses		(820)		—		(820)
Operating profit before change in fair value of investment properties		13,896		1,950		15,846
(Decrease)/increase in fair value of investment properties		(2,654)		326		(2,328)
Operating profit after change in fair value of investment properties		11,242		2,276		13,518
Net finance costs		(508)		(217)		(725)
Profit on disposal and impairment loss of available-for-sale and other investments		87		—		87
Profit before taxation		10,821		2,059		12,880
Taxation						
— Group		(1,885)		—		(1,885)
— Associates		—		(21)		(21)
— Jointly controlled entities		—		(411)		(411)
Profit after taxation		8,936		1,627		10,563

(Expressed in millions of Hong Kong dollars)

2 SEGMENT INFORMATION (cont'd)

(a) Business segments (cont'd)

For the year ended 30 June 2008

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	Segment Results	Share of Revenue	Share of Results	Combined Revenue	Consolidated Results
Property						
Property sales	7,040	4,263	4,470	2,180	11,510	6,443
Rental income	6,927	4,976	1,335	1,016	8,262	5,992
	13,967	9,239	5,805	3,196	19,772	12,435
Hotel operation	1,010	289	534	155	1,544	444
Telecommunications	4,073	344	—	—	4,073	344
Other businesses	5,421	1,340	2,710	65	8,131	1,405
	24,471	11,212	9,049	3,416	33,520	14,628
Other income		403		—		403
Unallocated administrative expenses		(887)		—		(887)
Operating profit before change in fair value of investment properties		10,728		3,416		14,144
(Decrease)/increase in fair value of investment properties		12,206		6,449		18,655
Operating profit after change in fair value of investment properties		22,934		9,865		32,799
Net finance costs		(705)		(403)		(1,108)
Profit on disposal and impairment loss of available-for-sale and other investments		1,056		—		1,056
Profit before taxation		23,285		9,462		32,747
Taxation						
— Group		(3,084)		—		(3,084)
— Associates		—		(31)		(31)
— Jointly controlled entities		—		(1,481)		(1,481)
Profit after taxation		20,201		7,950		28,151

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, mortgage and other loan financing, internet infrastructure, enabling services, department store and container and cargo handling services.

Other income includes mainly investment income from equity and bonds investments.

(Expressed in millions of Hong Kong dollars)

2 SEGMENT INFORMATION (cont'd)

(a) *Business segments (cont'd)*

The Group's assets and liabilities by business segments are analysed as follows:

	The Company and its subsidiaries	Associates and jointly controlled entities	Total Assets	Total Liabilities
At 30 June 2009				
Property				
Development	**78,055**	**3,226**	**81,281**	**(8,363)**
Investment	**171,671**	**22,057**	**193,728**	**(3,693)**
	249,726	**25,283**	**275,009**	**(12,056)**
Hotel operation	**4,722**	**1,316**	**6,038**	**(126)**
Telecommunications	**3,033**	**—**	**3,033**	**(1,675)**
Other businesses	**8,866**	**2,243**	**11,109**	**(2,801)**
	266,347	**28,842**	**295,189**	**(16,658)**
Bank balances and deposits			**8,143**	**—**
Other financial assets			**3,555**	**—**
Bank and other borrowings			**—**	**(42,025)**
Unallocated corporate assets/(liabilities)			**2,928**	**(1,503)**
Taxation			**—**	**(3,990)**
Deferred taxation			**—**	**(18,719)**
Total assets/(liabilities)			**309,815**	**(82,895)**
At 30 June 2008				
Property				
Development	70,344	4,474	74,818	(4,799)
Investment	172,178	23,071	195,249	(3,595)
	242,522	27,545	270,067	(8,394)
Hotel operation	2,908	1,369	4,277	(116)
Telecommunications	3,109	—	3,109	(1,714)
Other businesses	9,194	2,279	11,473	(2,604)
	257,733	31,193	288,926	(12,828)
Bank balances and deposits			6,796	—
Other financial assets			5,283	—
Bank and other borrowings			—	(40,303)
Unallocated corporate assets/(liabilities)			510	(1,253)
Taxation			—	(4,171)
Deferred taxation			—	(18,903)
Total assets/(liabilities)			301,515	(77,458)

(Expressed in millions of Hong Kong dollars)

2 SEGMENT INFORMATION (cont'd)

(a) *Business segments (cont'd)*

The Group's depreciation and amortization and capital expenditure by business segments are analysed as follows:

	Depreciation and amortization		**Capital expenditure**	
	2009	2008	**2009**	2008
Property				
Development	**9**	6	**3,062**	13,872
Investment	**—**	12	**7,544**	10,125
	9	18	**10,606**	23,997
Hotel operation	**153**	107	**87**	166
Telecommunications	**514**	516	**467**	475
Other businesses	**570**	477	**499**	368
Unallocated corporate assets	**27**	8	**70**	184
	1,273	1,126	**11,729**	25,190

In addition to the above capital expenditure, the Group also acquired interests in subsidiaries as explained in note 32 (b).

(b) *Geographical segments*

An analysis of the Group's revenue by geographical area of principle markets is as follows:

	2009	2008
Hong Kong	**32,930**	23,716
Mainland China	**1,061**	475
Others	**243**	280
	34,234	24,471

An analysis of the Group's segment capital expenditures by geographical location of assets is as follows:

	2009	2008
Hong Kong	**8,509**	19,834
Mainland China	**3,183**	5,323
Others	**37**	33
	11,729	25,190

(Expressed in millions of Hong Kong dollars)

2 SEGMENT INFORMATION (cont'd)

(b) Geographical segments (cont'd)

An analysis of the consolidated carrying amount of segment assets by geographical location of assets is as follows:

	2009			2008		
	The Company and its subsidiaries	**Associates and jointly controlled entities**	**Consolidated**	The Company and its subsidiaries	Associates and jointly controlled entities	Consolidated
Hong Kong	**227,537**	**22,724**	**250,261**	220,559	26,150	246,709
Mainland China	**38,654**	**3,161**	**41,815**	37,025	2,169	39,194
Singapore	**—**	**2,957**	**2,957**	—	2,874	2,874
Others	**156**	**—**	**156**	149	—	149
	266,347	**28,842**	**295,189**	257,733	31,193	288,926

3 NET FINANCE COSTS

	2009	2008
Interest expenses on		
Bank loans and overdrafts	**682**	1,194
Other loans wholly repayable within five years	**97**	138
Other loans not wholly repayable within five years	**255**	213
	1,034	1,545
Notional non-cash interest accretion	**82**	80
Less: Portion capitalized	**(514)**	(703)
	602	922
Interest income on bank deposits	**(94)**	(217)
	508	705

Interest is capitalized at an average rate of approximately 2.13% per annum (2008: 3.80% per annum).

Notional non-cash interest accretion represents notional adjustments to accrete the carrying amount of asset retirement obligations and contractual obligations of telecommunications licence recognized in the balance sheet to the present value of the estimated future cash flows expected to be required for their settlement in the future.

(Expressed in millions of Hong Kong dollars)

4 PROFIT ON DISPOSAL AND IMPAIRMENT LOSS OF AVAILABLE-FOR-SALE AND OTHER INVESTMENTS

	2009	2008
Profit on deemed partial disposal of interest in a subsidiary	**—**	2
Profit on disposal of interests in jointly controlled entities	**—**	23
Profit on disposal of available-for-sale investments	**319**	1,031
Impairment of available-for-sale investments	**(232)**	—
	87	1,056

5 PROFIT BEFORE TAXATION

	2009	(Restated) 2008
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	**8,218**	2,401
Cost of other inventories sold	**435**	624
Depreciation and amortization of hotel properties	**136**	97
Depreciation of other properties, plant and equipment	**813**	707
Amortization of intangible assets (included in cost of sales)	**324**	322
Impairment of goodwill	**34**	31
Staff costs (including directors' emoluments and retirement schemes contributions)	**3,479**	3,297
Auditors' remuneration	**14**	14
Loss on disposal of other fixed assets	**2**	14
Loss on disposal of financial assets at fair value through profit or loss	**13**	—
Fair value loss on financial assets at fair value through profit or loss	**148**	12
and crediting:		
Dividend income from:		
listed investments	**212**	202
unlisted investments	**3**	6
Interest income from listed debt securities	**91**	63
Profit on disposal of financial assets at fair value through profit or loss	**—**	22

(Expressed in millions of Hong Kong dollars)

6 DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

The aggregate amounts of emoluments paid and payable to directors of the Company during the year are as follows:

Name of director	Fees	Salaries, allowances and benefits	Discretionary Bonuses	Retirement scheme contributions	2009 Total emoluments	2008 Total emoluments
Executive Directors						
Kwok Ping-kwong, Thomas	**0.14**	**1.69**	**0.07**	**0.16**	**2.06**	2.10
Kwok Ping-luen, Raymond	**0.25**	**1.75**	**0.07**	**0.16**	**2.23**	2.27
Chan Kai-ming	**0.10**	**2.76**	**0.11**	**0.25**	**3.22**	3.29
Chan Kui-yuen, Thomas	**0.13**	**3.64**	**6.14**	**0.34**	**10.25**	9.33
Kwong Chun	**0.10**	**2.17**	**1.69**	**—**	**3.96**	3.92
Wong Yick-kam, Michael	**0.33**	**6.00**	**2.52**	**0.56**	**9.41**	13.41
Wong Chik-wing, Mike	**0.10**	**9.32**	**3.77**	**0.65**	**13.84**	13.98
Non-Executive Directors						
Kwong Siu-hing	**0.12**				**0.12**	0.01
Kwok Ping-sheung, Walter (Note a)	**0.13**				**0.13**	2.84
Lee Shau-kee	**0.11**				**0.11**	0.11
Woo Po-shing	**0.10**				**0.10**	0.10
Kwan Cheuk-yin, William	**0.15**				**0.15**	0.15
Lo Chiu-chun, Clement	**0.15**				**0.15**	0.15
Independent Non-Executive Directors						
Dicky Peter Yip	**0.35**				**0.35**	0.37
Wong Yue-chim, Richard	**0.21**				**0.21**	0.21
Cheung Kin-tung, Marvin	**0.34**				**0.34**	0.19
Li Ka-cheung, Eric	**0.51**				**0.51**	0.52
Past director						
Chung Sze-yuen	**0.09**				**0.09**	0.32
Fung Kwok-king, Victor	**—**				**—**	0.04
Total 2009	**3.41**	**27.33**	**14.37**	**2.12**	**47.23**	53.31
Total 2008	3.47	26.72	21.12	2.00		

(Expressed in millions of Hong Kong dollars)

6 DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS (cont'd)

The above analysis included three (2008: three) individuals whose emoluments were among the five highest pay in the Group. Details of the emoluments paid to the remaining two (2008: two) individuals are:

	2009	2008
Salaries, allowances and benefits in kind	**13.50**	11.97
Discretionary bonus	**7.08**	13.99
Retirement scheme contributions	**0.99**	0.95
	21.57	26.91

Number of employees whose emoluments fell within:-

Emoluments Band HK$M — HK$M	**Number of Employees**	Number of Employees
8.5 — 9.0	**1**	—
11.0 — 11.5	**—**	1
12.5 — 13.0	**1**	—
15.5 — 16.0	**—**	1
	2	2

Note:

(a) Mr. Kwok Ping-sheung, Walter ceased to be the Chairman and Chief Executive of the Company on 27 May 2008 and was re-designated as a Non-Executive Director on the same date. His salaries, allowances and benefits for 2008 included HK$0.77 million for leave pay, pro-rata double pay and payment in lieu of notice.

7 STAFF RETIREMENT SCHEMES

The Group operates a number of defined contribution schemes for all qualified employees. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from 5% to 10% on the employees' salary.

With effect from 1 December 2000, the Group sets up an employer sponsored scheme ("MPF Scheme") for other employees. The MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. Pursuant to the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the scheme at specific rates. Contributions of the Group to the MPF Scheme are charged to profit and loss account as incurred.

Total contributions to the retirement schemes made by the Group during the year amounted to HK$180 million (2008: HK$169 million). Forfeited contributions for the year of HK$2 million (2008: HK$4 million) were used to reduce the existing level of contributions.

(Expressed in millions of Hong Kong dollars)

8 TAXATION

	2009	2008
Company and subsidiaries		
Current taxation		
Hong Kong Profits Tax	**1,949**	1,142
Under/(over) provision in prior years	**29**	(4)
	1,978	1,138
Tax outside Hong Kong	**91**	112
	2,069	1,250
Deferred taxation (credit)/charge		
Change in fair value of investment properties	**(427)**	1,629
Other origination and reversal of temporary differences	**243**	205
	(184)	1,834
	1,885	3,084

(a) Hong Kong Profits Tax is provided at the rate of 16.5% (2008: 16.5%) based on the estimated assessable profits for the year. Tax outside Hong Kong is calculated at the rates applicable in the relevant jurisdictions.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rate:

	2009	2008
Profit before share of results of associates, jointly controlled entities and taxation	**10,821**	23,285
Tax at Hong Kong Profits Tax rate of 16.5% (2008: 16.5%)	**1,785**	3,842
Effect of change in tax rate and different tax rates of subsidiaries operating outside Hong Kong	**37**	330
Net effect of non-deductible expenses and non-taxable revenue	**80**	(337)
Utilization/recognition of tax losses not previously recognized	**(34)**	(5)
Tax losses and other temporary differences not recognized	**37**	(41)
Decrease in opening deferred tax liabilities relating to change in fair value of investment properties resulting from a decrease in applicable tax rate	**—**	(721)
Others	**(20)**	16
Tax expenses	**1,885**	3,084

(c) The tax assessments for certain subsidiaries of the Group for certain prior years have not been agreed with the relevant tax authorities. Provision has been made by the Group for these liabilities based on the best professional advice available. The final liabilities in respect of these outstanding assessments may differ from provisions made, giving rise to further provisions or a write back for provisions already made.

(Expressed in millions of Hong Kong dollars)

9 DIVIDENDS

	2009	2008
Interim dividend of HK$0.80 per share based on 2,564 million shares (2008: HK$0.80 per share based on 2,564 million shares) paid	**2,051**	2,051
Proposed final dividend of HK$1.70 per share based on 2,564 million shares (2008: HK$1.70 per share based on 2,564 million shares)	**4,359**	4,359
	6,410	6,410

10 EARNINGS PER SHARE

(a) *Reported earnings per share*

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to the Company's shareholders of HK$10,356 million (2008: HK$27,602 million) and on the weighted average number of shares in issue during the year of 2,564,333,362 (2008: 2,538,581,996).

No diluted earnings per share for the year ended 30 June 2009 and 30 June 2008 is presented as there are no potential dilutive ordinary shares.

(b) *Underlying earnings per share*

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profit attributable to the Company's shareholders of HK$12,415 million (2008: HK$12,186 million), excluding the effect of fair value changes on investment properties. A reconciliation of profit is as follows:

	2009	2008
Profit attributable to the Company's shareholders as shown in the consolidated profit and loss account	**10,356**	27,602
Decrease/(increase) in fair value of investment properties	**2,654**	(12,206)
Deferred tax (credit)/charge on change in fair value of investment properties	**(427)**	2,350
Decrease in opening deferred tax liabilities related to change in fair value of investment properties resulting from decrease in applicable tax rate	**—**	(721)
Fair value gains of disposed properties realized	**53**	435
(Decrease)/increase in fair value of investment properties net of deferred tax attributable to minority interests	**(26)**	196
Fair value deficit and related deferred tax of disposed properties held by jointly controlled entities realized	**(8)**	—
Share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(187)**	(5,470)
Underlying profit attributable to the Company's shareholders	**12,415**	12,186

(Expressed in millions of Hong Kong dollars)

11 INVESTMENT PROPERTIES

The Group

(a) Movement during year

Valuation	
At 1 July 2007	135,143
Acquired on acquisition of subsidiaries	2,658
Additions	3,237
Transfer from	
— properties under development	6,161
— other fixed assets	233
— properties for sale	838
Disposals	(39)
Transfer to	
— properties for sale	(3,040)
Exchange difference	1,896
Increase in fair value	12,206
At 30 June 2008 and 1 July 2008	159,293
Acquired on acquisition of subsidiaries	**292**
Additions	**2,128**
Transfer from	
— properties under development	**2,108**
— properties for sales	**234**
— deposits for acquisition of properties	**100**
Disposals	**(31)**
Transfer to	
— properties for sale	**(782)**
— other properties	**(2,038)**
Exchange difference	**(57)**
Decrease in fair value	**(2,654)**
At 30 June 2009	**158,593**

(b) Value of properties shown above comprises:

	2009	2008
Properties in Hong Kong held under		
Long lease (not less than 50 years)	**22,353**	25,817
Medium-term lease (less than 50 years but not less than ten years)	**114,996**	112,289
Properties outside Hong Kong held under		
Long lease (not less than 50 years)	**993**	961
Medium-term lease (less than 50 years but not less than ten years)	**20,251**	20,226
	158,593	159,293

(c) Investment properties revaluation

The Group's investment properties have been revalued as at 30 June 2009 by Knight Frank Petty Limited, independent professional valuers, on a market basis, which has taken into account comparable market transactions and the net income derived from existing tenancies with due allowance for reversionary income potential.

(d) Profit on disposal of the Group's investment properties during the year amounted to HK$28 million (2008: loss of HK$39 million).

(Expressed in millions of Hong Kong dollars)

12 FIXED ASSETS

	Hotel Properties	Properties under Development	Other Properties	Network Equipment	Toll Road	Other Fixed Assets	Total
The Group							
(a) Movement during year							
Cost							
At 1 July 2007							
— as originally stated	3,862	9,723	2,552	3,105	5,268	2,311	26,821
— change in accounting policy	—	—	—	—	(5,268)	—	(5,268)
— as restated	3,862	9,723	2,552	3,105	—	2,311	21,553
Acquired on acquisition of subsidiaries	—	—	—	—	—	6	6
Additions	144	4,230	69	416	—	576	5,435
Transfer from							
— properties under development	—	—	102	—	—	—	102
— other properties	—	—	—	—	—	2	2
— other fixed assets	5	—	—	—	—	—	5
— properties for sale	—	1,046	—	—	—	—	1,046
Disposals	—	—	—	(129)	—	(154)	(283)
Transfer to							
— investment properties	—	(6,161)	—	—	—	(233)	(6,394)
— hotel properties	—	—	—	—	—	(5)	(5)
— other properties	—	(102)	—	—	—	—	(102)
— other fixed assets	—	—	(2)	—	—	—	(2)
Exchange difference	—	170	2	—	—	23	195
At 30 June 2008 and 1 July 2008, as restated	4,011	8,906	2,723	3,392	—	2,526	21,558
Acquired on acquisition of subsidiaries	**—**	**—**	**—**	**—**	**—**	**109**	**109**
Additions	**46**	**5,124**	**85**	**368**	**—**	**531**	**6,154**
Transfer from							
— properties under development	**1,896**	**—**	**—**	**—**	**—**	**—**	**1,896**
— investment properties	**—**	**—**	**2,038**	**—**	**—**	**—**	**2,038**
— deposits for acquisition of land	**—**	**97**	**—**	**—**	**—**	**—**	**97**
Disposals	**(1)**	**—**	**—**	**(94)**	**—**	**(112)**	**(207)**
Transfer to							
— properties for sale	**—**	**(27)**	**—**	**—**	**—**	**—**	**(27)**
— investment properties	**—**	**(2,108)**	**—**	**—**	**—**	**—**	**(2,108)**
— hotel properties	**—**	**(1,896)**	**—**	**—**	**—**	**—**	**(1,896)**
Exchange difference	**—**	**(10)**	**—**	**—**	**—**	**—**	**(10)**
At 30 June 2009	**5,952**	**10,086**	**4,846**	**3,666**	**—**	**3,054**	**27,604**
Accumulated depreciation							
At 1 July 2007							
— as originally stated	1,138	—	867	1,410	644	1,286	5,345
— change in accounting policy	—	—	—	—	(644)	—	(644)
— as restated	1,138	—	867	1,410	—	1,286	4,701
Charge for the year	97	—	85	386	—	236	804
Disposals	—	—	—	(119)	—	(145)	(264)
At 30 June 2008 and 1 July 2008, as restated	1,235	—	952	1,677	—	1,377	5,241
Charge for the year	**136**	**—**	**106**	**383**	**—**	**324**	**949**
Disposals	**(1)**	**—**	**—**	**(91)**	**—**	**(106)**	**(198)**
At 30 June 2009	**1,370**	**—**	**1,058**	**1,969**	**—**	**1,595**	**5,992**
Net book value at 30 June 2009	**4,582**	**10,086**	**3,788**	**1,697**	**—**	**1,459**	**21,612**
Net book value at 30 June 2008, as restated	2,776	8,906	1,771	1,715	—	1,149	16,317

(Expressed in millions of Hong Kong dollars)

12 FIXED ASSETS (cont'd)

(b) Net book value of properties shown above comprises:

	2009	2008
Properties in Hong Kong held under		
Long lease (not less than 50 years)		
Hotel properties	**767**	785
Properties under development	**15**	8
Other properties	**2,374**	365
	3,156	1,158
Medium-term lease (less than 50 years but not less than ten years)		
Hotel properties	**3,814**	1,991
Properties under development	**5,342**	6,616
Other properties	**1,366**	1,380
	10,522	9,987
Properties outside Hong Kong held under		
Medium-term lease (less than 50 years but not less than ten years)		
Properties under development	**4,728**	2,282
Other properties	**50**	26
	4,778	2,308
	18,456	13,453

(c) The carrying amount of properties under development as at 30 June 2009 included interest capitalized in the amount of HK$498 million (2008: HK$804 million).

13 SUBSIDIARIES

The Company

	2009	2008
Unlisted shares, at cost	**30,074**	30,074

Particulars regarding principal subsidiaries are set out on pages 176 to 180.

(Expressed in millions of Hong Kong dollars)

14 ASSOCIATES

The Group

	2009	2008
Unlisted shares, at cost less impairment loss	**31**	28
Hong Kong listed shares, at cost	**585**	585
Share of post-acquisition reserves	**2,179**	2,172
	2,795	2,785
Amounts due from associates	**255**	609
	3,050	3,394
Market value of Hong Kong listed shares	**2,703**	4,440

The Group's effective interest in the revenues, results, assets and liabilities of its associates are summarised below:

	2009	2008
Non-current assets	**3,730**	3,868
Current assets	**1,512**	1,588
Current liabilities	**(794)**	(806)
Non-current liabilities	**(1,653)**	(1,865)
Net assets	**2,795**	2,785
Revenue	**2,309**	2,818
Fair value change of investment properties net of related deferred tax	**(11)**	7
Profit for the year	**215**	432

Particulars regarding principal associates are set out on page 182.

15 JOINTLY CONTROLLED ENTITIES

The Group

	2009	2008
Unlisted shares, at cost less impairment loss	**725**	844
Share of post-acquisition reserves	**15,736**	15,331
	16,461	16,175
Amounts due from jointly controlled entities	**9,331**	11,624
	25,792	27,799

(Expressed in millions of Hong Kong dollars)

15 JOINTLY CONTROLLED ENTITIES (cont'd)

The Group's effective interest in the revenues, results, assets and liabilities of its jointly controlled entities are summarised below:

	2009	2008
Non-current assets	**45,818**	38,057
Current assets	**15,578**	16,278
Current liabilities	**(5,848)**	(3,130)
Non-current liabilities	**(39,087)**	(35,030)
Net assets	**16,461**	16,175
Revenue	**4,026**	6,231
Fair value change of investment properties net of related deferred tax	**198**	5,463
Profit for the year	**1,412**	7,518

Particulars regarding principal jointly controlled entities are set out on page 181.

16 LOAN RECEIVABLES

The Group

	2009	2008
Mortgage loan receivables	**511**	791
Less: Amount due within one year included under current assets	**(46)**	(98)
	465	693

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date and carry interest at rates with reference to banks' lending rates.

As at 30 June 2009, 5% (2008: 9%) of loan receivables have been overdue but not impaired, of which 96% (2008: 99%) are aged less than three months since the due dates. These relate to a number of independent customers for whom there is no recent history of default and there has not been a significant change in credit quality and the amounts are still considered recoverable.

Impairment losses in respect of loan receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against loan receivables directly. The balance and movement of the impairment allowance as at 30 June 2009 and 30 June 2008 is not significant.

(Expressed in millions of Hong Kong dollars)

17 OTHER FINANCIAL ASSETS

The Group

	2009	2008
Held-to-maturity debt securities		
Listed debt securities, overseas	**354**	41
Available-for-sale debt securities		
Listed debt securities, overseas	**561**	758
Listed debt securities, Hong Kong	**46**	—
Unlisted debt securities	**8**	—
	615	758
Available-for-sale equity securities		
Listed equity securities, overseas	**534**	860
Listed equity securities, Hong Kong	**1,045**	2,257
Unlisted equity securities	**405**	650
	1,984	3,767
	2,953	4,566
Market value of listed securities		
Listed overseas	**1,458**	1,659
Listed in Hong Kong	**1,091**	2,257
	2,549	3,916

Unlisted securities are measured at cost less impairment.

18 INTANGIBLE ASSETS

The Group

	Concession assets	**Goodwill**	**Telecommunications licences**	**Total**
At 1 July 2007				
— as originally stated	—	—	634	634
— change in accounting policy	4,624	—	—	4,624
— as restated	4,624	—	634	5,258
Additions	—	66	—	66
Impairment	—	(31)	—	(31)
Amortization	(258)	—	(64)	(322)
At 30 June 2008 and 1 July 2008, as restated	4,366	35	570	4,971
Additions	**—**	**34**	**—**	**34**
Impairment	**—**	**(34)**	**—**	**(34)**
Amortization	**(259)**	**—**	**(65)**	**(324)**
At 30 June 2009	**4,107**	**35**	**505**	**4,647**

(Expressed in millions of Hong Kong dollars)

18 INTANGIBLE ASSETS (cont'd)

Concession assets represent cost of tunnel, approach road and buildings, electrical and mechanical systems under the service concession arrangement with the HKSAR Government to participate in the development, financing, operation and maintenance of toll road infrastructure less accumulated amortization and impairment loss.

Goodwill represents the excess of the cost of acquisition over the net fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiaries. At the balance sheet date, an impairment test was performed by comparing the carrying amount of the business with the recoverable amount.

Telecommunications licences represent the discounted value of the annual fees payable for the telecommunications licences over the licence period less accumulated amortization and impairment loss. The corresponding non-current and current portion of these contractual liabilities are recorded in other long-term liabilities and other payables respectively.

19 PROPERTIES FOR SALE

The Group

	2009	2008
Properties pending development for sale	**19,812**	26,505
Properties under development for sale	**39,297**	32,926
Stock of completed properties for sale	**9,238**	5,986
	68,347	65,417

20 DEBTORS, PREPAYMENTS AND OTHERS

		2009		2008	
	Notes	**The Group**	**The Company**	The Group	The Company
Materials		**196**	**—**	171	—
Debtors, deposits and prepayments		**14,123**	**7**	8,290	7
Deposits for acquisition of properties		**562**	**—**	2,382	—
Amounts due from customers for contract works	20a	**50**	**—**	84	—
Short-term loans		**287**	**—**	540	—
Derivative financial instruments	20b	**393**	**—**	85	—
		15,611	**7**	11,552	7

Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in the respective contracts.

Included in debtors, prepayments and others of the Group are trade debtors of HK$11,661 million (2008: HK$4,966 million), of which 95% (2008: 94%) are aged less than 60 days, 1% (2008: 1%) between 61 to 90 days and 4% (2008: 5%) more than 90 days.

As at 30 June 2009, 7% (2008: 14%) of trade debtors were past due but not impaired, of which 85% (2008: 86%) are aged less than three month since the due dates. These relate to a number of independent customers for whom there is no recent history of default and there has not been a significant change in credit quality and the amounts are still considered recoverable.

Impairment losses in respect of trade debtors are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly. The balance and movement of the impairment allowance as at 30 June 2009 and 30 June 2008 is not significant.

(Expressed in millions of Hong Kong dollars)

20 DEBTORS, PREPAYMENTS AND OTHERS (cont'd)

20a. Amounts due from/(to) customers for contract works

The Group

	Notes	**2009**	2008
Contract costs incurred plus recognized profits less recognized losses		**729**	1,248
Less: Progress billings		**(687)**	(1,196)
		42	52
Represented by:			
Due from customers included in current assets	20	**50**	84
Due to customers included in current liabilities	25	**(8)**	(32)
		42	52

20b. Derivative financial instruments

		2009		2008	
	Notes	**Assets**	**Liabilities**	Assets	Liabilities
Fair value hedges	20 & 25				
— interest rate swaps		**391**	**—**	74	—
— currency swaps		**2**	**2**	6	—
Financial assets at fair value through profit or loss		**—**	**—**	5	—
		393	**2**	85	—

At the balance sheet date, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps to hedge the fair value interest rate risk of the Group's fixed interest rate borrowings and currency swaps (to hedge principal repayment of USD debt) analyzed as follows:

	Notional Principal amount	
	2009	2008
Fixed-to-floating interest rate swaps maturing		
Within one year	**250**	400
After one year, but within five years	**521**	400
After five years	**2,925**	1,800
	3,696	2,600
Currency swaps maturing		
Within one year	**233**	—
After one year, but within five years	**450**	374
	683	374

The fixed-to-floating interest rate swaps converted the fixed rates to floating rates at HIBOR plus a weighted average margin of 0.39% (2008: 0.31%) per annum. The swaps are measured at fair value and the increase in fair value during the year in the amount of HK$311 million (2008: HK$112 million) along with the corresponding increase in fair value of the hedged borrowings attributable to the hedged risk of the same amount has been recognized in profit and loss.

(Expressed in millions of Hong Kong dollars)

21 AMOUNT DUE FROM A SUBSIDIARY

The Company

Amount due from a subsidiary is interest free and repayable on demand.

22 OTHER FINANCIAL ASSETS

The Group

	2009	2008
Financial assets at fair value through profit or loss		
Listed equity securities, Hong Kong	**505**	638
Listed equity securities, overseas	**97**	40
	602	678
Available-for-sale debt securities maturing within one year, at market value		
Listed debt securities, overseas	**—**	39
	602	717

23 BANK BALANCES AND DEPOSITS

The Group

	2009	2008
Bank deposits	**6,302**	5,623
Bank balances and cash	**1,841**	1,173
	8,143	6,796

Deposits with banks in the consolidated balance sheet are interest bearing at prevailing market rates. About 53% (2008: 55%) of the Group's bank balances and deposits were denominated in Hong Kong dollars, 34% (2008: 27%) in United States dollars, 11% (2008: 14%) in Renminbi and 2% (2008: 4%) in other currencies.

24 BANK AND OTHER BORROWINGS

		2009		2008	
	Note	**The Group**	**The Company**	The Group	The Company
Unsecured bank overdrafts		**105**	**23**	79	13
Long-term bank and other borrowings due within one year	26	**2,539**	**—**	1,972	—
		2,644	**23**	2,051	13

(Expressed in millions of Hong Kong dollars)

25 TRADE AND OTHER PAYABLES

		2009		2008	
	Notes	**The Group**	**The Company**	The Group	The Company
Creditors and accrued expenses		**12,757**	**20**	11,524	20
Amounts due to customers for contract works	20a	**8**	**—**	32	—
Amounts due to minority shareholders		**1,833**	**—**	1,547	—
Derivative financial instruments	20b	**2**	**—**	—	—
		14,600	**20**	13,103	20

Included in trade and other payables of the Group are trade creditors of HK$1,270 million (2008: HK$1,183 million), of which 63% (2008: 60%) are aged less than 60 days, 3% (2008: 3%) between 61 to 90 days and 34% (2008: 37%) more than 90 days.

26 BANK AND OTHER BORROWINGS

	2009		2008	
	The Group	**The Company**	The Group	The Company
Unsecured bank overdrafts	**105**	**23**	79	13
Long-term bank and other loans	**41,920**	**—**	40,224	—
	42,025	**23**	40,303	13

The maturity of the Group's long-term bank and other loans are as follows:

	Note	**2009**	2008
Secured bank loans repayable			
Within one year		**220**	275
After one year, but within two years		**646**	275
After two years, but within five years		**1,605**	1,512
After five years		**724**	1,083
		3,195	3,145
Unsecured bank loans repayable			
Within one year		**381**	1,292
After one year, but within two years		**10,045**	3,232
After two years, but within five years		**16,304**	24,011
		26,730	28,535
Other unsecured loans repayable			
Within one year		**1,938**	405
After one year, but within two years		**—**	2,041
After two years, but within five years		**4,533**	1,903
After five years		**5,524**	4,195
		11,995	8,544
		41,920	40,224
Less: Amount due within one year included under current liabilities	24	**(2,539)**	(1,972)
		39,381	38,252

(Expressed in millions of Hong Kong dollars)

26 BANK AND OTHER BORROWINGS (cont'd)

The fair values of the long-term borrowings as estimated by discounting their future cash flows at the prevailing market borrowing rates at the balance sheet date for similar borrowings are as follows:

	Carrying amount		**Fair value**	
	2009	2008	**2009**	2008
Secured bank loans	**2,975**	2,870	**2,975**	2,870
Unsecured bank loans	**26,349**	27,242	**26,349**	27,242
Other unsecured loans	**10,057**	8,140	**10,194**	8,285
	39,381	38,252	**39,518**	38,397

(a) As at 30 June 2009, the Group had entered into fixed-to-floating interest rate swaps in the aggregate notional amount of HK$3,696 million (2008: HK$2,600 million) to hedge the fair value interest rate risk of certain fixed interest rate borrowings (see note 20b). These borrowings and the related hedging derivatives are reported at fair value through profit and loss.

(b) Secured bank loans related to bank borrowings of the Group's subsidiaries which are secured by way of legal charges over certain of its assets and business undertakings.

(c) The above bank loans and other loans are repayable on various dates up to June 2019 (2008: March 2017) and carry interest, after hedging where appropriate, at effective rate per annum of 1.34% (2008: 2.61%) at the balance sheet date.

(d) The carrying amount of the borrowings are denominated in the following currencies:

	2009		2008	
	The Group	**The Company**	The Group	The Company
Hong Kong dollars	**33,297**	**23**	34,184	13
United States dollars	**3,372**	**—**	2,809	—
Singapore dollars	**1,448**	**—**	1,545	—
Renminbi	**3,847**	**—**	1,710	—
Other currency	**61**	**—**	55	—
	42,025	**23**	40,303	13

27 DEFERRED TAXATION

The Group

	2009	2008
Deferred tax assets	**(177)**	(242)
Deferred tax liabilities	**18,896**	19,145
	18,719	18,903

(Expressed in millions of Hong Kong dollars)

27 DEFERRED TAXATION (cont'd)

The components of deferred tax assets and liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

	Accelerated tax depreciation	Revaluation of properties	Provisions	Tax losses	Others	Total
At 1 July 2007	2,034	15,340	27	(701)	(16)	16,684
On acquisition of subsidiaries	52	—	—	—	—	52
Charged/(credited) to profit and loss accounts	214	1,629	(27)	17	1	1,834
Exchange difference	34	304	—	(5)	—	333
At 30 June 2008 and 1 July 2008	2,334	17,273	—	(689)	(15)	18,903
On acquisition of subsidiaries	**10**	**—**	**—**	**—**	**—**	**10**
Charged/(credited) to profit and loss accounts	**214**	**(427)**	**—**	**27**	**2**	**(184)**
Exchange difference	**(1)**	**(9)**	**—**	**—**	**—**	**(10)**
At 30 June 2009	**2,557**	**16,837**	**—**	**(662)**	**(13)**	**18,719**

At the balance sheet date, the Group has unrecognized tax losses and deductible temporary differences of HK$3,426 million (2008: HK$3,346 million), of which HK$11 million (2008: HK$22 million) of the tax losses will expire at various dates up to 2014 (2008: 2012). Recognition of these unrecognized tax losses depends on future taxable profits available and losses agreed with the relevant tax authorities.

28 OTHER LONG-TERM LIABILITIES

The Group

	2009	2008
Asset retirement obligations	**55**	52
Contractual obligations for telecommunications licences	**652**	657
	707	709

(Expressed in millions of Hong Kong dollars)

29 SHARE CAPITAL

	2009		2008	
	Number of shares in million	**Amount**	Number of shares in million	Amount
Authorized:				
Ordinary shares of $0.50 each				
At beginning and end of year	**2,900**	**1,450**	2,900	1,450
Issued and fully paid:				
Ordinary shares of $0.50 each				
At beginning of year	**2,564**	**1,282**	2,492	1,246
Issue of shares	**—**	**—**	72	36
At end of year	**2,564**	**1,282**	2,564	1,282

On 29 October 2007, 72.5 million ordinary shares in the Company were placed at a price of HK$150.75 per share (the "Placing Price") through a share placement arrangement. Subsequently, the Company issued 72.5 million new ordinary shares for cash at a subscription price of HK$150.23 per share to increase the capital base of the Company. The subscription price is equivalent to the Placing Price less expenses borne by the Company in relation to the placement arrangement. Accordingly, the Company's share capital and share premium account were increased by HK$36 million and HK$10,855 million respectively in 2008. The new ordinary shares rank pari passu in all respects with the existing ordinary shares of the Company.

30 SHARE OPTION SCHEMES

The Company has a share option scheme which was adopted on 5 December 2002 ("the New Scheme") to replace a former scheme previously adopted on 20 November 1997 ("the Old Scheme"), whereby the directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Details of the share option schemes are set out in the Directors' Report on pages 100 to 101.

The Old Scheme

Upon the termination of the Old Scheme, no further options could be offered and no options remained outstanding at 30 June 2009 and 30 June 2008.

The New Scheme

The New Scheme was adopted by the Company in order to comply with the new requirements under Chapter 17 of the Listing Rules. No options have been granted to any person since its adoption.

(Expressed in millions of Hong Kong dollars)

31 SHARE PREMIUM AND RESERVES

The Company

	Share premium	Capital reserve	Retained profits	Total
At 1 July 2007	24,927	5,281	65,592	95,800
Premium arising from issue of shares, net of expenses	10,855	—	—	10,855
Profit for the year	—	—	6,248	6,248
Interim dividend paid	—	—	(2,051)	(2,051)
Final dividend paid	—	—	(4,103)	(4,103)
At 30 June 2008 and 1 July 2008	35,782	5,281	65,686	106,749
Profit for the year	**—**	**—**	**6,648**	**6,648**
Interim dividend paid	**—**	**—**	**(2,051)**	**(2,051)**
Final dividend paid	**—**	**—**	**(4,359)**	**(4,359)**
At 30 June 2009	**35,782**	**5,281**	**65,924**	**106,987**

32 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2009	2008
Operating profit before change in fair value of investment properties	**13,896**	10,728
Depreciation and amortization	**1,273**	1,126
Impairment of goodwill	**34**	31
(Profit)/loss on disposal of investment properties	**(28)**	39
Loss on disposal of other fixed assets	**2**	14
Dividend income from investments	**(215)**	(208)
Interest income	**(110)**	(84)
Exchange difference	**37**	(2)
Operating profit before changes in working capital	**14,889**	11,644
Decrease/(increase) in properties for sale	**1,721**	(724)
Additions to properties pending development for sale	**(3,045)**	(9,969)
(Increase)/decrease in debtors, prepayments and others	**(6,064)**	1,700
Decrease in financial assets at fair value through profit or loss	**184**	64
Increase/(decrease) in trade and other payables	**1,162**	(2,065)
Increase in deposits received on sales of properties	**2,585**	263
Cash generated from operations	**11,432**	913

(Expressed in millions of Hong Kong dollars)

32 NOTES TO CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(b) *Purchase of subsidiaries and assets*

In December 2008, the Group acquired an additional 51% interest in Kamford Hong Kong Ltd (formerly known as VINCI Park Wilson Parking Company Limited) raising its total interest to 100%, which holds an investment property in Hong Kong.

In June 2009, the Group acquired 100% interest in Park Island Transport Company Limited which provides non-franchised bus and ferry services in Hong Kong.

The acquired subsidiaries contributed revenues of HK$16 million and underlying profits attributable to the Company's shareholders of HK$8 million from their respective dates of acquisition to 30 June 2009. If these acquisitions had occurred on 1 July 2008, total Group revenues and profit attributable to the Company's shareholders would not be significantly different from that reported in consolidated profit and loss account.

The cash flow and net assets acquired are as follows:

	2009 Book Value	**2009 Fair Value**	2008 Fair Value
Net assets acquired:			
Investment properties	**292**	**292**	2,658
Fixed assets	**109**	**109**	6
Properties for sales	**—**	**—**	3,885
Debtors, prepayments and others	**19**	**19**	198
Bank balances and cash	**7**	**7**	36
Trade and other payables	**(17)**	**(17)**	(254)
Taxation	**(1)**	**(1)**	(5)
Deferred tax liabilities	**(10)**	**(10)**	(52)
Minority interests	**—**	**—**	(1,329)
	399	**399**	5,143
Less:			
Interests in jointly controlled entities		**(115)**	—
Goodwill on acquisition		**—**	35
		284	5,178
Satisfied by:			
Cash paid		**280**	4,520
Deferred consideration		**4**	658
		284	5,178

	2009	2008
Analysis of net cash outflow in respect of the purchase of subsidiaries:		
Cash consideration paid	**280**	4,520
Bank balances and cash acquired	**(7)**	(36)
	273	4,484

(Expressed in millions of Hong Kong dollars)

32 NOTES TO CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(c) *Analysis of the balance of cash and cash equivalents at end of year*

	2009	2008
Bank deposits	**6,302**	5,623
Bank balances and cash	**1,841**	1,173
Bank overdrafts	**(105)**	(79)
	8,038	6,717
Less: Pledged bank deposits	**(389)**	(333)
	7,649	6,384

33 JOINTLY CONTROLLED ASSETS

The Group
At the balance sheet date, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2009	2008
Investment properties	**8,596**	8,802
Properties under development	**1**	2
Properties under development for sale	**148**	294
Stocks of completed properties for sale	**143**	143
	8,888	9,241
Trade and other payables	**193**	188
Taxation	**38**	16
Deferred taxation	**786**	880
	1,017	1,084

34 RELATED PARTY TRANSACTIONS

During the year, the Group undertook various transactions with related parties. The following is a summary of significant transactions between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates		**Jointly controlled entities**	
	2009	2008	**2009**	2008
Interest income	**1**	8	**49**	63
Rental income	**6**	7	**1**	1
Rental expenses	**—**	—	**29**	27
Other revenue from services rendered	**129**	347	**246**	38
Purchase of goods and services	**—**	—	**400**	264

The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in notes 14 and 15.

(Expressed in millions of Hong Kong dollars)

35 CONTINGENT LIABILITIES AND COMMITMENTS

The Group

At the balance sheet date, the Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

		2009	2008
(a)	Capital commitments in respect of fixed assets		
	Contracted but not provided for	**10,529**	12,919
	Authorized but not contracted for	**544**	426
(b)	Capital commitments in respect of investments		
	Contracted but not provided for	**2**	45
(c)	The Group's share of capital commitments of jointly controlled entities		
	Contracted but not provided for	**772**	2,015
	Authorized but not contracted for	**1**	46

(d) Guarantees given to banks and financial institutions for the borrowings of an associate and jointly controlled entities of HK$2,833 million (2008: HK$2,425 million) and other guarantees of HK$2 million (2008: HK$2 million).

The Company

At the balance sheet date, the Company had contingent liabilities, not included in the Company's financial statements, in respect of guarantees for bank and other borrowings drawn by:

	2009	2008
Subsidiaries	**38,724**	37,071
Associates	**363**	—
Jointly controlled entities	**2,470**	2,425
	41,557	39,496

36 OPERATING LEASE

At the balance sheet date, the future aggregate minimum lease income receivable by the Group under non-cancellable operating leases for land and buildings is analysed as follows:

	2009	2008
Not later than one year	**6,811**	6,354
Later than one year but not later than five years	**7,787**	7,000
Later than five years	**3,386**	1,454
	17,984	14,808

At the balance sheet date, the future aggregate minimum lease charges payable by the Group under non-cancellable operating leases is analysed as follows:

	2009	2008
Not later than one year	**325**	341
Later than one year but not later than five years	**171**	246
Later than five years	**15**	21
	511	608

(Expressed in millions of Hong Kong dollars)

37 CHARGES OF ASSETS

At the balance sheet date, certain bank deposits of the Group's subsidiary, SmarTone Telecommunications Holdings Limited, in the aggregate amount of HK$389 million (2008: HK$333 million) have been pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

At the balance sheet date, certain assets of the Group's subsidiaries with an aggregate net book amount of approximately HK$7,436 million (including bank balances of HK$8 million) (2008: HK$5,439 million (including bank balances of HK$12 million)) have been charged to secure its bank borrowings.

38 COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current year's presentation.

39 CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATIONS

The estimates and judgements used in preparing the financial statements are continually evaluated based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) *Fair value of investment properties*

Investment properties are stated in the balance sheet at their open market value assessed by an independent qualified professional valuer. Valuation is determined by reference to comparable market transactions and where appropriate on the basis of capitalization of the net income derived from existing tenancies with due allowance for reversionary income potential based on market conditions existing at the balance sheet date.

(b) *Impairment of assets*

Assets including goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of the fair value less costs to sell and value in use. Estimating the value in use of an asset involves estimating the future cash flows expected to arise from its continuing use and from its disposal at the end of its useful life and applying the appropriate discount rate that reflects current market assessment of the time value of money and the risk specific to the asset.

(c) *Income taxes*

There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and judgement is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

(d) *Recognition of deferred tax assets*

The amount of the deferred tax assets included in the balance sheet of the Group is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences and unused tax losses can be utilized. The recognition of deferred tax assets requires the Group to make judgements, based on assessment regarding future financial performance, about the amount of future taxable profits and the timing of when these will be realized.

(e) *Assessment of useful economic lives*

Fixed assets and intangibles (other than goodwill) are depreciated or amortized over their useful economic lives. The assessment of estimated useful lives is a matter of judgement based on the experience of the Group, taking into account factors such as technological progress, changes in market demand, expected usage and physical wear and tear. Useful lives are periodically reviewed for continued appropriateness. Due to long lives of assets, changes to the estimates used can result in variations in their carrying value.

(Expressed in millions of Hong Kong dollars)

40 FINANCIAL RISK MANAGEMENT

The Group's major financial instruments include investments, amounts due from associates and jointly controlled entities, loans receivables, trade debtors, bank balances and deposits, trade creditors, bank and other borrowings and other long-term liabilities. Details of these financial instruments are disclosed in respective notes.

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The risks associated with these financial instruments are managed by the Group's financial management policies and practices described below:

(a) Foreign currency risk

Foreign currency exposure does not pose a significant risk for the Group as most of the Group's assets, operational cash flows and borrowings are denominated in Hong Kong dollars. The Group aims to minimize its currency risk using forward contracts where feasible and cost effective. The Group's primary foreign currency exposures arise mainly from the property development and investment activities in Mainland China and Singapore, whose net assets are exposed to foreign currency translation risk. Where appropriate, the Group seeks to finance these investments through borrowings denominated in the relevant foreign currencies. Exchange differences arising from the translation of the net investment in these Mainland China and Singapore subsidiaries, associates and jointly controlled entities have been dealt with as an equity movement.

The Group is also exposed to foreign currency risk in respect of its foreign currency borrowings, mainly denominated in United States dollars. Where appropriate, the Group may enter into currency swaps to hedge the currency risks associated with its borrowings. Foreign currency exposure of the Group's other monetary assets/liabilities is minimal.

At 30 June 2009, it is estimated that a 10% increase/decrease in exchange rate of Hong Kong dollars against all other currencies, with all other variables held constant, would increase/decrease the profit before taxation for the year by approximately HK$69 million (2008: HK$113 million). The equity would be decreased/increased by HK$97 million (2008: HK$84 million).

(b) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly, at times of interest rate uncertainty, through the use of interest rate swaps.

The Group's interest rate risks arise principally from borrowings. Borrowings raised at floating rates expose the Group to cash flow interest rate risk. Interest rate risk is managed by the Group's senior management through regular review to determine the strategy as to having the funding in floating/fixed rate mix appropriate to the Group's businesses and investments.

The Group's borrowings are principally arranged on a floating rate basis. When appropriate, interest rate swaps are used to hedge and manage its long-term interest rate exposure. Speculative derivative transactions are strictly prohibited.

As at 30 June 2009, it is estimated that an increase/decrease of 100 basis points in interest rates, with all other variables held constant, would decrease/increase the profit before taxation for the year by approximately HK$265 million (2008: HK$256 million). The equity would be decreased/increased by approximately HK$34 million and HK$36 million, respectively (2008: HK$48 million and HK$49 million, respectively).

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The analysis is performed on the same basis for financial year 2008.

(Expressed in millions of Hong Kong dollars)

40 FINANCIAL RISK MANAGEMENT (cont'd)

(c) *Price risk*

The Group is exposed to price risk through the Group's certain available-for-sale investments and other financial assets that are measured at fair value at each balance sheet date with reference to the quoted market prices. The Group manages its exposure by closely monitoring the price movements and the changes in market conditions that may affect the value of these investments.

As at 30 June 2009, it is estimated that an increase/decrease of 10% in equity prices, with all other variables held constant, would increase/decrease the profit before taxation for the year and total equity by approximately HK$51 million and HK$219 million, respectively (2008: HK$63 million and HK$392 million, respectively).

(d) *Credit risk*

The Group's credit risk is primarily attributable to trade debtors, derivative financial instruments and deposits with banks and financial institutions and held-to-maturity debt securities.

The Group's trade debtors mainly arise from sale of properties developed by the Group and rent receivables from tenants. Occasionally, long term loans are provided to purchasers of the Group's properties and carry interest at rates with reference to banks' lending rates. Regular review is carried out and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment loss is made for irrecoverable amounts.

Counterparty exposure from derivatives is managed, together with that from deposits and bank account balances, with credit limit that reflect published credit ratings and monitored on a regular basis to ensure there is no significant risk to any individual counterparty. Investments in held-to-maturity debt securities are generally limited to issuers of sound credit and rating.

The Group has no significant concentration of credit risk. The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset in the balance sheet after deducting any impairment loss. Except for the financial guarantees given by the Company as set out in note 35, the Group does not provide any other guarantee which would expose the Group to material credit risk.

(Expressed in millions of Hong Kong dollars)

40 FINANCIAL RISK MANAGEMENT (cont'd)

(e) *Liquidity risk*

The Group's financial and treasury activities are centrally managed and contolled at the corporate level. The Group takes liquidity risk into consideration when deciding its sources of finances and their respective tenors. The Group aims to diversify its funding sources and minimize its refinancing risk by preventing substantial refinancing in any one period. The Group also maintains substantial undrawn committed revolving banking facilities to allow for flexibility in meeting its funding requirements.

The following tables detail the Group's remaining contractual maturity for its derivative and non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

As at 30 June 2009	Note	**Carrying amount**	**Total contractual undiscounted cash flow**	**Up to 1 year**	**> 1 year to 2 years**	**> 2 years to 5 years**	**> 5 years**
Creditors and accrued expenses	25	**12,757**	**12,760**	**8,047**	**1,211**	**3,377**	**125**
Amounts due to minority shareholders	25	**1,833**	**1,833**	**1,269**	**—**	**564**	**—**
Bank and other borrowings	24 & 26	**42,025**	**44,888**	**3,284**	**11,272**	**23,629**	**6,703**
Other long-term liabilities	28	**707**	**1,143**	**—**	**96**	**405**	**642**
Derivative financial instruments	20b	**2**	**4**	**2**	**(2)**	**—**	**4**
		57,324	**60,628**	**12,602**	**12,577**	**27,975**	**7,474**

As at 30 June 2008	Note	Carrying amount	Total contractual undiscounted cash flow	Up to 1 year	> 1 year to 2 years	> 2 years to 5 years	> 5 years
Creditors and accrued expenses	25	11,524	11,527	7,315	1,399	2,717	96
Amounts due to minority shareholders	25	1,547	1,547	983	—	564	—
Bank and other borrowings	24 & 26	40,303	45,031	3,155	6,557	29,302	6,017
Other long-term liabilities	28	709	1,230	—	86	352	792
		54,083	59,335	11,453	8,042	32,935	6,905

(f) *Fair values*

Listed investments are stated at quoted market prices. Unlisted equity investments for which fair values cannot be reliably measured are stated at cost less impairment losses.

The fair values of trade receivables, bank balances, trade payables, accruals and short-term borrowings approximate to their carrying amounts due to the short-term maturities of these assets and liabilities.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of currency swap contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying amounts of mortgage loan receivables, which carry variable interest rates and reprice with reference to market changes, approximate their fair values.

The carrying amounts of other financial assets and liabilities in the financial statements are not materially different from their fair values.

(Expressed in millions of Hong Kong dollars)

41 CAPITAL MANAGEMENT

The Group's objective for managing capital is to maintain a strong capital base to support the development of its business and to continue to provide returns for shareholders while maintaining a prudent level of financial leverage.

The Group actively reviews and monitors its capital structure on a regular basis to maintain a healthy net debt-to-shareholders' funds ratio. For this purpose the Group defines net debt as total borrowings less bank balances and deposits. Shareholders' funds comprise share capital, share premium and reserves attributable to the Company's shareholders as shown in the consolidated balance sheet. In order to maintain or adjust the capital structure, the Group may adjust the payment of dividends, issue new shares, raise new debt financing or sell assets to reduce debt.

The net debt-to-shareholders' funds ratios at the year end were as follows:

	2009	2008
Secured bank loans	**3,195**	3,145
Unsecured bank and other loans	**38,830**	37,158
Total borrowings	**42,025**	40,303
Less: Bank balance and deposits	**(8,143)**	(6,796)
Net debt	**33,882**	33,507
Shareholders' funds	**222,268**	219,250
Net debt-to-shareholders funds ratio	**15.2%**	15.3%

42 APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 130 to 182 were approved by the board of directors on 15 September 2009.

Principal Subsidiaries

The directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the list following contains only the particulars of subsidiaries which principally affect the profit and loss account or assets of the Group. A complete list of all the subsidiaries will be annexed to the Company's 2009 annual return.

Unless otherwise stated, all principal subsidiaries were incorporated and are operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital/ Registered Capital* (HK$)
SUNeVision Holdings Ltd. (Listed in Hong Kong)	2	84.63	IT infrastructure & internet services investment	203,148,383
SmarTone Telecommunications Holdings Limited (Listed in Hong Kong)	3	64.12	Mobile telephone system operation	53,773,743
Sun Hung Kai Real Estate Agency Limited		100	General management & agency	1,000,000
New Town (N.T.) Properties Limited		100	Investment holding	2,287,658,338
Hung Kai Finance Company, Limited		100	Registered deposit-taking company	100,000,200
Fidelity Finance Company, Limited		100	Finance	200
Honour Finance Company, Limited		100	Finance	500,000
Sun Hung Kai Properties (Financial Services) Limited		100	Finance	100,000
Sun Hung Kai Properties Insurance Limited		100	General insurance	75,000,000
Sun Hung Kai Architects and Engineers Limited		100	Architectural & engineering	350,000
Sanfield Building Contractors Limited		100	Building construction	10,200,000
Everlight Engineering Company, Limited		100	Fire prevention & mechanical engineering	50,000
Aegis Engineering Company, Limited		100	Plant and machine hire	100,000
Hong Yip Service Company Limited		100	Property & facility management	100,000
Kai Shing Management Services Limited		100	Property & facility management	10,000
Mantegna Investment Company Limited	1	100	Property investment	10,000,000
New Town Serviced Apartment Management Company Limited		100	Furnished apartment management	200
Royaltelle International Limited		100	Hotel management	2
Able Smart Assets Limited	1	100	Property investment	US$1
Ace Peace Limited		100	Property investment	1
Additech Ltd.	1	100	Property investment	US$1
Advance Vision Enterprises Limited		100	Property investment	2
Airport Freight Forwarding Centre Company Limited		100	Freight forwarding centre	100
Annadale Development Limited		100	Property development and investment	2
Antanpark Limited	1	100	Property investment	US$1
Antinio Investments Limited	1	100	Property investment	US$1
Artsland Properties Investment Limited	1	100	Property investment	US$1

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital/ Registered Capital* (HK$)
Banodale Limited		100	Property development	2
Barnard Enterprises Limited	1	75	Property investment	US$100
Beachshore Limited		100	Property development	10,400,000
Beauty Marble Investment Limited		100	Property investment	2
Beijing Sun Dong An Co Ltd.	5a	100	Property investment	US$129,000,000*
Best Winners Limited	1	100	Property investment	US$1
Biliboss Ltd.	1	100	Property investment	US$1
Billion Great Investment Limited		100	Property development	2
Branhall Investments Limited	1	100	Property investment	40,000,000
Buratto Limited	1	100	Property investment	US$1
Century Loyal Limited		100	Property development	1
Cheerlord Investment Ltd.	1	100	Property investment	US$1
成都忠捷置業有限公司	5b	91	Property development	RMB213,000,000*
City Lion Investment Limited	1	100	Property investment	US$1
City Success Limited		100	Property development and investment	2
Cranejoy Limited		100	Property investment	350,000,000
Dictado Company Limited		100	Property investment	200
Dipende Limited	1	100	Property investment	US$1
Entero Company Limited		100	Property investment	200
Even Decade Limited	1	100	Property investment	US$1
Ever Channel Limited		100	Property investment	2
Ever Crown Properties (Suzhou) Co, Ltd.	5b	90	Property development and investment	RMB1,560,356,052*
Ever Fast Limited		100	Property development and investment	2
Evermax Development Limited		100	Property development	2
Excel Elite Assets Limited	1	100	Property investment	US$1
Excellent Chance Limited	1	100	Property investment	US$1
First Gain Assets Limited	1	100	Property investment	US$1
Firstmax Limited		100	Property investment	2
Fit Sharp Limited	1	100	Property investment	US$1
Forever Glory Investments Limited	1	100	Property investment	US$1
Fortin International Limited	1	100	Property development and investment	US$1
Fortune Honor Limited		100	Property investment	2
Fortune Wind Investments Limited	1	100	Property development	US$1
Fortune Yield Investment Limited		100	Property investment	2
佛山市新普房地產開發有限公司	5c	100	Property development and investment	US$5,000,000*
Full Market Limited		100	Property investment	2
Garudia Limited		100	Property investment	2
Golden Square Properties Enterprises Limited	1	100	Property investment	1,000,000
Goodwick Limited		100	Property investment	1
廣州九龍湖房地產開發有限公司	5c	60	Property development	561,401,400*
廣州市滙信房地產開發有限公司	5b	95	Property development	RMB82,000,000*
廣州市佳俊房地產開發有限公司	5c	100	Property development	RMB97,200,000*

Principal Subsidiaries

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital/ Registered Capital* (HK$)
Harbour Vantage Limited		100	Property development	2
Headmaster Assets Limited	1	100	Property investment	US$1
Hero Town Limited	1	100	Property investment	US$86,500,001
Herowell Limited		100	Property investment	1
Hoi Kong Container Services Company Limited		100	Mid stream operator	40,000,000
Honenberg Limited		100	Property investment	2
Hong Kong Business Aviation Centre Limited	4	35	Business Aviation Centre	1,000,000
華祥房地產（南京）有限公司	5c	100	Property investment	RMB108,597,016*
Hung Kai Finance Investment Holding Limited		100	Property investment	200
Jayan Company Limited		100	Property investment and investment holding	2
Jentex Limited	1	100	Property development	US$1
Jugada Company Limited		100	Property investment	2
Kamchatka Company Limited		100	Property investment	200
Kamsford Hong Kong Limited		100	Property investment	16,500,000
Kartasun Limited		100	Property investment	2
Kimrose Investments Ltd.	1	100	Property investment	US$1
King Skill Limited		100	Property development	2
King Wealth Development Limited		100	Property development	2
Koon Yee Company Limited		100	Property development	3
Laboster Company Limited		100	Property investment	2
Lee Bit Kai Investment Company Limited		100	Property investment	1,000
Leverson Limited	1	100	Property investment and hotel management	US$1
Long Tesak Company Limited		100	Property investment	100,000
Lonsale Company Limited		100	Property investment	2
Lorient Holdings Ltd.	1	100	Property investment	US$1
Lunalite Company Limited		100	Property investment	2
Manceton Limited		100	Property investment	2
Mighty Choice Assets Limited	1	100	Property investment	US$1
Mindano Limited		100	Property investment	10,000
Mington Ltd	1	100	Property development	US$1
Moscova Company Limited		100	Property investment	200
Nixon Cleaning Company Limited		100	Cleaning service	100,000
Obvio Yip Company Limited		100	Property development and investment	15,000,000,000
Open Step Limited		60	Property investment	10
Pacotilla Company Limited		100	Property investment	200
Partner Sino Assets Limited	1	100	Property investment	US$1
Pawling Limited	1	100	Property investment	US$1
Profit Richness Ltd.	1	100	Property investment	US$1
Protasan Limited		100	Property investment	100
Rinnovare Limited	1	100	Property investment	US$1
Route 3 (CPS) Company Limited		70	Toll road operation	10,000
SHKP e-home Limited		100	Property development	2

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital/ Registered Capital* (HK$)
Shanghai Central Plaza Property Co., Ltd.	5a	80	Property investment	US$42,000,000*
Shanghai Maxdo International Hotel Ltd.	5c	78.36	Property investment	US$90,000,000*
Shanghai Maxdo International Tower Ltd.	5c	78.36	Property investment	US$290,500,000*
Shanghai Xin Zhong Hui Property Co., Ltd.	5b	97.14	Property investment	US$35,000,000*
Sun Hung Kai Development (Zhang Yang) Ltd.	5c	100	Property development and investment	US$165,000,000*
Shubbery Company Limited		100	Property investment	200
Shunyue Investments Limited	1	100	Property investment	US$1
Smartland Enterprises Limited		100	Property investment	2
Solar Kingdom Limited		100	Property investment	2
Speed Wise Limited		100	Property investment	2
Speedway Assets Limited	1	100	Property investment	US$1
Standard Top Limited		100	Property investment	2
Startrack Company Limited		100	Property investment	200
Sun Carol Company Limited		100	Property investment	200
Sun Hung Kai Development (China) Limited		100	Investment holding	20,000,000
Sun Hung Kai Development (Lujiazui I) Ltd.	5c	100	Property investment	US$214,482,000*
Sun Hung Kai Development (Lujiazui II) Ltd.	5c	100	Property investment	US$65,345,000*
Sun Hung Kai Development (Lujiazui III) Ltd.	5c	100	Property investment	US$51,205,000*
Sun Hung Kai Properties (Capital Market) Limited	2	100	Finance	US$10
Sun Hung Kai Secretarial Services Limited		100	Secretarial services	200
Sun Yuen Long Centre Management Company Limited		87.5	Property investment and management	50,000
Sunfez Company Limited		100	Property investment	200
Suniland Limited		100	Property development	2
Sunrit Enterprises Limited		100	Property investment	4,000,000
Tainam Holdings Limited	1	100	Property investment	US$1
Tamworth Development Limited		100	Property development	2
Ten Choice Development Limited		100	Property investment	2
Tenuta Limited	1	100	Property investment	US$1
Tipro Development Limited		100	Property investment	1,000,000
Tonthai Investment Enterprises Limited	1	100	Property investment	US$1
Town Descant Company Limited		100	Property investment	200
Transport Infrastructure Management Limited		66.7	Road management	70,000,000
Treasure On Development Limited		100	Property development and investment	2
Tsi Mai Company Limited		100	Property investment	200
Tsuen Kwong Limited		100	Property development	2
Uniland Investment Enterprises Limited	1	100	Property investment	US$1
United Way Investments Limited	1	100	Owner of trade mark	US$83,401
Upper Hill Company Limited	1	100	Property investment	US$1
Vast Earn Property Corp.	1	100	Property investment	US$2
Wai Hung Development Company Limited		100	Investment holding and property investment	70,000
Warrior Company Limited		100	Property investment	300

Principal Subsidiaries

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital/ Registered Capital* (HK$)
Well Logic Properties Investment Limited	1	100	Property investment	US$1
Wellden Limited		100	Property investment	2
Wilson Parking (Holdings) Limited		100	Investment holding and carpark operation	1,000
Winner Land Enterprises Limited		100	Property investment	2
Wonder Charm Assets Limited	1	100	Property investment	US$1
Wonderful Dragon Investments Limited		100	Property development	2
WTC (Club) Limited		100	Club management	200
YATA Limited		100	Department store operation	30,000,000
Yue Bloom Limited		100	Property development	2
Zarabanda Company Limited		100	Property investment	2
Zhongshan SHKP Taoyuan Real Estate Development Co. Ltd.	5a	75	Property development	40,000,000*

Notes:
1. *Incorporated in the British Virgin Islands.*
2. *Incorporated in the Cayman Islands.*
3. *Incorporated in Bermuda.*
4. *Indirectly held by the Company.*
5. *Incorporated and operating in the People's Republic of China:*
   - a. *Co-operative joint venture enterprise*
   - b. *Equity joint venture*
   - c. *Wholly foreign owned enterprise*

Principal Jointly Controlled Entities

The directors are of the opinion that a complete list of the particulars of all jointly controlled entities will be of excessive length and therefore the list following contains only the particulars of jointly controlled entities which principally affect the profit and loss account or assets of the Group. A complete list of all jointly controlled entities will be annexed to the Company's 2009 annual return.

Unless otherwise stated, all principal jointly controlled entities were incorporated and are operating in Hong Kong and unlisted.

	Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
+	Altomatic Limited		50	Property investment
	Brilliant Palace Limited	1	40	Investment holding
#+	Cheerjoy Development Limited		35	Property development
#	Dragon Beauty International Limited		50	Property development
	First Star Development Limited		50	Property development
+	Glorious Concrete (H.K.) Limited		50	Manufacturers of ready mixed concrete
#+	Green Valley Landfill, Limited		20	Landfill waste disposal facility
	IFC Development Limited	1	50	Property investment
	Jade Land Resources Limited		25	Property development and investment
	Karnold Way Limited		57.52	Finance
#	Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited		50	Godown operation
	Krimark Investments Limited	1	30	Investment holding
+	Newfoundworld Investment Holdings Limited	1	20	Investment holding
#+	Orchard Turn Holdings Pte. Ltd.	2	50	Investment holding
+	Ranny Limited		50	Property investment
#+	River Trade Terminal Co. Ltd.	1	50	River trade terminal
#	Senica International Limited	1	22.5	Investment holding
#+	South China Transfer Limited		20	Solid waste management and environmental services
	Special Concept Development Limited		25	Property development and investment
+	Splendid Shing Limited		50	Property investment
+	Star Play Development Limited		33.3	Property investment
	Teamfield Property Limited		57.52	Property investment
+	Tinyau Company Limited		50	Property investment
+	Topcycle Development Limited		50	Property development
	Wellview Investment Limited	1	40	Investment holding
#	Wolver Hollow Company Limited		50	Property investment
+	Xipho Development Company Limited		33.3	Property development

\+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu.*

\# *Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.*

Notes:
1. *Incorporated in the British Virgin Islands.*
2. *Incorporated and operating in the Republic of Singapore.*

Principal Associates

The directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the list following contains only the particulars of associates which principally affect the profit and loss account or assets of the Group. A complete list of all associates will be annexed to the Company's 2009 annual return.

Unless otherwise stated, all principal associates were incorporated and are operating in Hong Kong and unlisted.

	Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
#+	Transport International Holdings Limited (listed in Hong Kong)	1	33.28	Public transportation
#+	Ranex Investments Limited		29	Property development and investment
#+	The Hong Kong School of Motoring Limited		30	Driving School
#+	Onluck Finance Limited		35.44	Finance
#+	Treasure Peninsula Limited		29	Finance

\+ *The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu.*

\# *Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.*

Note: *1.* *Incorporated in Bermuda.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sun Hung Kai Properties Limited (the "**Company**"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


K
H

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES AND
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 3 December 2009 at 12:00 noon (the "**Annual General Meeting**") is set out on pages 16 to 19 of this circular.

Whether or not you are able to attend the Annual General Meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the Annual General Meeting or at any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or at any adjournment thereof should you so wish.

23 October 2009

CONTENTS



Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

Registered Office:
45th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

Chairman:
Kwong Siu-hing *(Non-Executive Director)*

Executive Directors:
Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)*
Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)*
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike
Chan Kwok-wai, Patrick *(Chief Financial Officer)*

Non-Executive Directors:
Lee Shau-kee *(Vice Chairman)*
Kwok Ping-sheung, Walter
Woo Po-shing
Kwan Cheuk-yin, William
Lo Chiu-chun, Clement
Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*

Independent Non-Executive Directors:
Yip Dicky Peter
Wong Yue-chim, Richard
Cheung Kin-tung, Marvin
Li Ka-cheung, Eric

Company Secretary:
Yung Sheung-tat, Sandy

23 October 2009

To the shareholders

Dear Sir or Madam,

PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES AND RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

At the annual general meeting of the Company held on 4 December 2008, resolutions were passed giving general mandates to the directors of the Company (the "**Directors**") to exercise the powers of the Company to repurchase its own ordinary shares of the Company (the "**Shares**") in accordance with the relevant rules set out in the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") and The Codes on Takeovers and Mergers and Share Repurchases (the "**Takeovers Code**") (together the

"**Share Repurchase Rules**") and to allot, issue and deal with the Shares. These general mandates will lapse at the conclusion of the Annual General Meeting unless renewed at that meeting. Ordinary resolutions will therefore be proposed at the Annual General Meeting to renew the general mandates to repurchase Shares and to allot, issue and deal with Shares.

The purpose of this circular is to provide you with information regarding, inter alia, the proposed general mandates to repurchase Shares and to allot, issue and deal with Shares, the extension of the proposed general mandate to issue Shares and the re-election of Directors.

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "**Share Repurchase Mandate**"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 16 October 2009, the latest practicable date prior to the printing of this circular (the "**Latest Practicable Date**"), the issued share capital of the Company comprised 2,564,333,362 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 256,433,336 Shares.

An explanatory statement as required under the Share Repurchase Rules, giving certain information regarding the Share Repurchase Mandate together with the details of the repurchases of Shares made by the Company during the six months preceding the Latest Practicable Date, are set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the "**Articles**") or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders.

2. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with the Shares (the "**Share Issue Mandate**"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding the number of Shares purchased under the Share Repurchase Mandate, if granted, to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 6 and 7 in the Notice of the Annual General Meeting set out on pages 16 to 19 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles, Mr. Chan Kwok-wai, Patrick will hold office until the Annual General Meeting and will be eligible for re-election. Besides, Mr. Yip Dicky Peter, Professor Wong Yue-chim, Richard, Dr. Cheung Kin-tung, Marvin, Dr. Li Ka-cheung, Eric, Sir Po-shing Woo, Mr. Kwan Cheuk-yin, William, Mr. Lo Chiu-chun, Clement and Mr. Kwok Ping-kwong, Thomas will retire by rotation at the Annual General Meeting and, being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

4. ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 3 December 2009 at 12:00 noon is set out on pages 16 to 19 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the Share Repurchase Mandate, the Share Issue Mandate, the extension of the Share Issue Mandate and the re-election of Directors.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. The Chairman of the Annual General Meeting will exercise his power under Article 75 of the Articles to put each of the resolutions to be proposed at the Annual General Meeting to the vote by way of a poll. The results of the poll will be published on the websites of the Company and the Stock Exchange following the Annual General Meeting. The right for demanding poll voting is set out in Appendix III to this circular.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the Annual General Meeting or at any adjournment thereof. Completion and delivery of the form of proxy will not preclude shareholders from attending and voting at the Annual General Meeting or at any adjournment if they so wish.

Yours faithfully,

Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director

Kwok Ping-luen, Raymond
Vice Chairman & Managing Director

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed Share Repurchase Mandate and also constitutes the memorandum under section 49BA of the Companies Ordinance.

(a) Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) Shareholders' Approval

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) Exercise of the Share Repurchase Mandate

As at the Latest Practicable Date, there were 2,564,333,362 Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued or no Shares are repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 256,433,336 Shares.

(d) Reasons for the Repurchase of Shares

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and the shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's Memorandum and Articles of Association and the laws of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 30 June 2009) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) Share Prices

The monthly highest and lowest prices at which the Shares were traded on the Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2008		
October	76.70	53.10
November	73.40	48.60
December	73.00	53.30
2009		
January	76.80	60.85
February	69.30	59.35
March	73.50	55.80
April	87.85	69.45
May	100.00	78.00
June	103.50	87.35
July	119.90	91.00
August	121.50	104.50
September	119.00	102.10
October (up to the Latest Practicable Date)	121.50	108.00

(g) Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Hong Kong, and the Memorandum and Articles of Association of the Company.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) The Takeovers Code

If, as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could, depending on the level of increase of shareholding interest, obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the interests of substantial shareholders which fall to be disclosed to the Company under Part XV of the Securities and Futures Ordinance ("**SFO**") and their respective percentage shareholdings of the Company, assuming that the Share Repurchase Mandate is exercised in full, are set out as follows:

Name	As Trustee	Corporate interest	Beneficial owner	Total number of shares	% of shares in issue as at the Latest Practicable Date	% of shareholding assuming that the Share Repurchase Mandate is exercised in full
HSBC Trustee (C.I.) Limited ("HTCIL")	1,077,394,347	–	–	1,077,394,347[1]	42.01	46.68
Cerberus Group Limited ("CGL")	–	1,065,679,347[1]	–	1,065,679,347[1]	41.56	46.17
Vantage Captain Limited ("VCL")	–	75,830,929	989,848,418	1,065,679,347[1]	41.56	46.17

Note:

1. The Shares in which VCL was interested were the same Shares in which CGL was interested; the Shares in which CGL was interested formed part of the Shares in which HTCIL was interested.

In the event that the Directors exercise in full the power to repurchase the Shares under the Share Repurchase Mandate, the shareholdings of VCL, CGL and HTCIL in the Company would be increased to such an extent which will exceed the 2% creeper as specified in Rule 26.1 of the Takeovers Code. If so, this may give rise to an obligation on them to make a mandatory offer under Rules 26 and 32 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence which may arise under the Takeovers Code as a result of any repurchases made pursuant to the Share Repurchase Mandate. In the event that the Share Repurchase Mandate is implemented in full, the number of Shares held by the public would not fall below 25%.

(i) Shares purchased by the Company

The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

The following are the particulars of the nine Directors proposed to be re-elected at the Annual General Meeting:

Chan Kwok-wai, Patrick
MBA, FCPA, FCCA, ACIS, TEP
Executive Director & Chief Financial Officer (Age: 53)

Mr. Chan has been appointed as an Executive Director and the Chief Financial Officer of the Company with effective from 8 July 2009. He is also a member of the Executive Committee of the Company. He obtained a Master of Business Administration degree from the University of Warwick England in 1993. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of The Institute of Chartered Secretaries and Administrators, and Society of Trust and Estate Practitioners.

Mr. Chan started his career at Ernst & Young and worked for a number of banks and listed companies in Hong Kong, including Chase Manhattan Bank, Australia and New Zealand Banking Group and Dah Sing Financial Group. He joined Hang Seng Bank Limited ("**Hang Seng**") as Assistant General Manager and Head of Financial Control Division in July 1995. Since 1998, he took up the role of Chief Financial Officer, responsible for the planning and control of Hang Seng's financial direction, as well as overseeing Hang Seng's financial standards and discipline. He sat on the Executive Committee of Hang Seng and was also in charge of the Strategic Planning and Corporate Development function managing all merger and acquisition projects and strategic investments. He also looked after Hang Seng's investor relations programme. He was promoted to Deputy General Manager in 2003 and was appointed as an Executive Director and General Manager in December 2005. On 6 May 2009, he ceased to be an Executive Director of Hang Seng. Mr. Chan is also a Director, an Executive Committee member and Remuneration Committee member of Industrial Bank Co., Ltd. and was previously a Vice-Chairman of Hang Seng Bank (China) Limited.

Mr. Chan is a member of the Quality Education Fund Steering Committee, a member of the Protection of Wages on Insolvency Fund Board, a member of the Hong Kong Special Administrative Region ("**HKSAR**") Government Scholarship Fund Investment Committee, a member of the Investment Sub-committee of the Beat Drugs Fund Association, HKSAR, a Council member of the Hong Kong Examinations and Assessment Authority, a member of the Admissions, Budgets and Allocations Committee and the Membership Application Subcommittee both of The Community Chest of Hong Kong, a member of the General Committee of The Chamber of Hong Kong Listed Companies and a member of the Professional Development Sub-committee of the ACCA Hong Kong. Mr. Chan is an Advisory Board member of several universities in Hong Kong, and also a member of the Investment Committee of the Foundation of Tsinghua University Centre for Advanced Study Co. Ltd.

As at the Latest Practicable Date, Mr. Chan did not have any interests in the Shares within the meaning of Part XV of the SFO.

For the financial year ending 30 June 2010, Mr. Chan is entitled to a fee of HK$100,000 for being a Director and other projected emoluments of approximately HK$14.31 million, inclusive of a sum paid to him for his loss of selected benefits from his last employment.

Yip Dicky Peter
BBS, MBA, MBE, JP
Independent Non-Executive Director (Age: 62)

Mr. Yip has been an Independent Non-Executive Director of the Company since September 2004. He is also a member of the Audit Committee and the Nomination Committee of the Company. He joined The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. From January 2003 to April 2005, Mr. Yip was appointed Chief Executive China Business, based in Shanghai; meanwhile, he was also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China. Since April 2005, Mr. Yip has become a General Manager of HSBC. He has also been appointed Executive Vice President of Bank of Communications since 1 May 2005.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from The University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Government of the HKSAR. In addition, he is now an examiner of China Banking Regulatory Commission's Recruitment Committee, an advisor for the Beijing Financial Development Advisory Group and the Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also a Director of the European Union Chamber of Commerce in China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund and the 8th National Council of Red Cross Society of China.

As at the Latest Practicable Date, Mr. Yip did not have any interests in the Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Mr. Yip received fees of HK$100,000 for being a Director and, HK$200,000 and HK$50,000 for being a member of the Audit Committee and the Nomination Committee of the Company respectively.

Professor Wong Yue-chim, Richard
SBS, JP
Independent Non-Executive Director (Age: 57)

Professor Richard Wong has been an Independent Non-Executive Director of the Company since May 2005. He is the Chairman of the Nomination Committee of the Company and has been appointed as the Chairman of the Remuneration Committee of the Company with effect from 19 March 2009. He currently serves as Deputy Vice-Chancellor and Provost of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. Professor Wong was awarded the Silver Bauhinia Star in 1999 by the Government of the HKSAR for his contributions in education, housing, industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy.

Professor Wong serves as an Independent Non-Executive Director of CK Life Sciences Int'l., (Holdings) Inc., Great Eagle Holdings Limited, Industrial and Commercial Bank of China (Asia) Limited, Orient Overseas (International) Limited, Pacific Century Premium Developments Limited and The Link Management Limited, as the manager of The Link Real Estate Investment Trust. In addition, he was also an Independent Non-Executive Director of Pacific Century Insurance Holdings Limited and a member of the Managing Board of the Kowloon-Canton Railway Corporation.

As at the Latest Practicable Date, Professor Wong had family interests in 1,000 Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Professor Wong received fees of HK$100,000 and HK$60,000 for being a Director and the Chairman of the Nomination Committee of the Company respectively. Also, he received fees of a total of HK$52,849 for being a member for the period from 1 July 2008 to 18 March 2009 and the Chairman for the period from 19 March 2009 to 30 June 2009, of the Remuneration Committee of the Company.

Dr. Cheung Kin-tung, Marvin
DBA(Hon), GBS, OBE, JP
Independent Non-Executive Director (Age: 62)

Dr. Cheung has been an Independent Non-Executive Director of the Company since December 2007 and is the Chairman of the Audit Committee of the Company. He is a Non-Official Member of the Executive Council, Chairman of the Airport Authority Hong Kong and Aviation Security Company Limited, Chairman of the Board of Supervisory Committee of the Trustees of the Tracker Fund and Chairman of the Council of The Hong Kong University of Science and Technology. He is an Independent Non-Executive Director of Hang Seng, HKR International Limited, Hong Kong Exchanges and Clearing Limited and HSBC Holdings plc. Dr. Cheung is also a Director of The Association of Former Council Members of the Stock Exchange and The Hong Kong International Film Festival Society Limited. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in 2008.

As at the Latest Practicable Date, Dr. Cheung did not have any interests in the Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Dr. Cheung received fees of HK$100,000 and HK$240,000 for being a Director and the Chairman of the Audit Committee of the Company respectively.

Dr. Li Ka-cheung, Eric
GBS, OBE, JP, LLD, DSocSc., B.A.
Independent Non-Executive Director (Age: 56)

Dr. Eric Li has been re-designated as an Independent Non-Executive Director of the Company and has been appointed as a member of the Remuneration Committee of the Company since 19 March 2009. He is a member of the Audit Committee of the Company. He is also an Independent Non-Executive Director and the Chairman of the Audit Committee and the Remuneration Committee of SmarTone Telecommunications Holdings Limited.

Dr. Li is the Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is also an Independent Non-Executive Director of Transport International Holdings Limited, Wong's International (Holdings) Limited, Hang Seng, China Resources Enterprise, Limited, RoadShow Holdings Limited, Bank of Communications Co., Ltd and Meadville Holdings Limited. He was an Independent Non-Executive Director of CATIC International Holdings Limited and Sinofert Holdings Limited, and a Non-Executive Director of Strategic Global Investment plc.

Dr. Li is a member of The 11th National Committee of Chinese People's Political Consultative Conference, an advisor to Ministry of Finance on international accounting standards, a convenor cum member of the Financial Reporting Review Panel and a member of the Commission on Strategic Development. He was a former member of the Legislative Council of Hong Kong and the Chairman of its Public Accounts Committee and was also a past President of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

As at the Latest Practicable Date, Dr. Li had family interests in 4,000 Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Dr. Li received fees of HK$100,000 and HK$200,000 for being a Director and a member of the Audit Committee of the Company respectively. In addition, he received a fee of HK$14,247 for being a member of the Remuneration Committee of the Company for the period from 19 March 2009 to 30 June 2009, and other emoluments of approximately HK$200,000.

Sir Po-shing Woo
Hon.LLD., FCIArb, F.I.Mgt., FInstD, FHKMA
Non-Executive Director (Age: 80)

Sir Po-shing Woo has been a Non-Executive Director of the Company since August 1972. He is a Director of Henderson Development Limited, Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited and a consultant of Jackson Woo & Associates in association with Ashurst Hong Kong. He was admitted to practise as solicitor in England and Hong Kong and is also a fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the

Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at The City University of Hong Kong. He is the father of Mr. Woo Ka-biu, Jackson, an Alternate Director of the Company.

As at the Latest Practicable Date, Sir Po-shing Woo had personal interests in 1,292,906 Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Sir Po-shing Woo received a fee of HK$100,000 for being a Director.

Kwan Cheuk-yin, William
LLB
Non-Executive Director (Age: 75)

Mr. William Kwan has been a Non-Executive Director of the Company since July 1999 and is a member of the Nomination Committee of the Company. As a Managing Partner with the solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 46 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Director of Wah Yan Dramatic Society, a committee member and legal advisor of South China Athletic Association and former Vice Manager of its Football Section as well as Manager of its Ten Pin Bowling Section and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong 1994, 1997, 2001, 2004 and 2009 International Stamp Exhibitions and has been re-appointed Commissioner General for 2009 International Stamp Exhibition. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of King's College London, the Institute of Arbitrators and the Royal Philatelic Society, London.

As at the Latest Practicable Date, Mr. Kwan did not have any interests in the Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Mr. Kwan received fees of HK$100,000 and HK$50,000 for being a Director and a member of the Nomination Committee of the Company respectively.

Lo Chiu-chun, Clement
Non-Executive Director (Age: 79)

Mr. Lo was an Executive Director and the Company Secretary of the Company for 28 years before he resigned from both positions in February 1998. He is currently a Non-Executive Director of the Company and a member of the Remuneration Committee of the Company. He has been in the property development industry since 1960s.

As at the Latest Practicable Date, Mr. Lo had personal interests in 90,000 Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Mr. Lo received fees of HK$100,000 and HK$50,000 for being a Director and a member of the Remuneration Committee of the Company respectively.

Kwok Ping-kwong, Thomas
MSc (Bus Adm), BSc (Eng), FCPA, SBS, JP
Vice Chairman & Managing Director (Age: 57)

Mr. Kwok is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 32 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a master's degree in Business Administration from The London Business School, University of London, and a bachelor's degree in Civil Engineering from Imperial College, University of London. He is a fellow of The Hong Kong Management Association.

He is Chairman of the Board of Directors of the Faculty of Business and Economics, The University of Hong Kong, and Executive Vice President and a member of the Executive Committee of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed member of the Exchange Fund Advisory Committee, Construction Industry Council and the Commission on Strategic Development and a non-official member of the Provisional Minimum Wage Commission. In July 2007, the Government of the HKSAR awarded Mr. Kwok the Silver Bauhinia Star for his distinguished community service.

In the past, Mr. Kwok served as a member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board, the General Chamber of Commerce Industrial Affairs Committee, Business Facilitation Advisory Committee and the Council for Sustainable Development. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a council member of the Hong Kong Construction Association.

He previously served as a board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the son of Madam Kwong Siu-hing, the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

As at the Latest Practicable Date, Mr. Kwok had personal interests in 1,976,281 Shares, family interests in 304,065 Shares and other interests in 1,097,457,014 Shares within the meaning of Part XV of the SFO.

For the financial year ended 30 June 2009, Mr. Kwok received a fee of HK$110,000 for being a Vice Chairman of the Company and other emoluments of approximately HK$1.95 million.

Save as disclosed above, all the above retiring Directors (the "**Retiring Directors**") did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and do not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

The Retiring Directors have not entered into any service contract with the Company. They are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. For the Non-Executive Directors, they are also subject to a term of approximately two years commencing from the date of the annual general meeting at which they are re-elected and expiring at the commencement of the annual general meeting to be held two years thereafter, and they shall be eligible for re-election at that annual general meeting upon the expiry of their term of office. Director's fees are proposed by the Board of Directors of the Company and approved by the shareholders of the Company at the annual general meeting and their other emoluments are subject to review by the Board of Directors of the Company from time to time pursuant to the power given to it under the Articles with reference to their contribution in terms of time, effort and accomplishments.

Save as disclosed above, there are no other matters concerning the Retiring Directors that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Article 75 of the Articles provides that at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(v) as required by the applicable Listing Rules.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.



Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

NOTICE IS HEREBY GIVEN that the Thirty-seventh Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "**Company**") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 3 December 2009 at 12:00 noon for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2009.

2. To declare the final dividend.

3. To re-elect retiring directors and to fix directors' fees.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) the exercise by the directors of the Company (the "**Directors**") during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under The Codes on Takeovers and Mergers and Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:

(aa) ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Yung Sheung-tat, Sandy
Company Secretary

Hong Kong, 23 October 2009

Notes:

1. Pursuant to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. The Chairman of the Annual General Meeting will exercise his power under Article 75 of the Company's Articles of Association to put each of the above resolutions to be proposed to the vote by way of a poll.

2. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time of the Annual General Meeting or at any adjournment thereof.

3. The Register of Members will be closed from Thursday, 26 November 2009 to Thursday, 3 December 2009 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Shops Nos. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 25 November 2009.

4. With reference to Resolution 3 above, Mr. Chan Kwok-wai, Patrick, Mr. Yip Dicky Peter, Professor Wong Yue-chim, Richard, Dr. Cheung Kin-tung, Marvin, Dr. Li Ka-cheung, Eric, Sir Po-shing Woo, Mr. Kwan Cheuk-yin, William, Mr. Lo Chiu-chun, Clement and Mr. Kwok Ping-kwong, Thomas will retire and being eligible, will offer themselves for re-election at the Annual General Meeting. Their requisite details are set out in Appendix II to the circular dated 23 October 2009.

5. With reference to Resolution 3 above, the proposed fees to be paid to each Director, each Vice Chairman and the Chairman for the financial year ending 30 June 2010 are HK$100,000, HK$110,000 and HK$120,000 respectively.

6. With reference to Resolutions 5, 6 and 7 above, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.



Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

23 October 2009

Dear shareholder,

Please be advised that as a shareholder of the Company, you may choose to receive the corporate communications (Note 1) of the Company (i) in printed form (in English only or in Chinese only or in both languages); or (ii) by electronic means through the website of the Company at www.shkp.com (the "Website"). If we do not receive from you any choice of language or means of receipt, we will send both language versions of the corporate communications in printed form to you.

If you wish to choose the language and/or means of receipt of the future corporate communications of the Company or to change your choice of language and/or means of receipt, please inform the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by completing the notification form below and returning the same with the enclosed pre-paid envelope (Note 2) or by email at shkp@computershare.com.hk.

If you have received the corporate communications in either English or Chinese only and would like to receive a printed copy in the other language free of charge, please send your request to the Share Registrars by post or by email.

Should you choose to receive corporate communications by electronic means in future, the Share Registrars will then send you an email notification of the publication of the corporate communications on the Website on the same day the corporate communications are sent to the shareholders. If you wish to receive a printed copy or have difficulty in receiving or gaining access to the corporate communications on the Website, you may obtain a printed copy free of charge by sending a request to the Share Registrars by post or by email.

Please note that the corporate communications of the Company in English and Chinese are also available on the Website from the date of despatch and their printed copies are available from the Share Registrars upon request.

Should you have any queries relating to this letter, please call the Company's hotline at (852) 2828 8648.

Yours faithfully,
Yung Sheung-tat, Sandy
Company Secretary

Notes:
1. Corporate communications include interim/annual reports, notices of meetings, listing documents, circulars and forms of proxy.
2. Postage prepaid is only applicable to shareholders of registered addresses within Hong Kong.



NOTIFICATION FORM

To: Computershare Hong Kong Investor Services Limited

I/We would like to receive future corporate communications of Sun Hung Kai Properties Limited:

*(Please "✓" **only one** box.)*

☐ in printed form in English only; or

☐ in printed form in Chinese only; or

☐ in printed form in both English and Chinese; or

☐ by electronic means through the website of the Company at www.shkp.com.

(My/Our email address: ____________________)

______________________ ______________________
Name of Shareholder Signature

______________________ ______________________
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